     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 15, 1996


                                                      REGISTRATION NO. 333-05343

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  REMEC, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          CALIFORNIA                        3812                        95-3814301
 (STATE OR OTHER JURISDICTION   (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
      OF INCORPORATION OR        CLASSIFICATION CODE NUMBER)        IDENTIFICATION NO.)
          ORGANIZATION)

       9404 CHESAPEAKE DRIVE, SAN DIEGO, CALIFORNIA 92123, (619) 560-1301
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

            RONALD E. RAGLAND, CHAIRMAN AND CHIEF EXECUTIVE OFFICER
       9404 CHESAPEAKE DRIVE, SAN DIEGO, CALIFORNIA 92123, (619) 560-1301
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

               VICTOR A. HEBERT                               LAWRENCE CALOF
               RICHARD A. PEERS                              RIAZ A. KARAMALI
       HELLER EHRMAN WHITE & MCAULIFFE                   GIBSON, DUNN & CRUTCHER
               333 BUSH STREET                            ONE MONTGOMERY STREET
       SAN FRANCISCO, CALIFORNIA 94104               SAN FRANCISCO, CALIFORNIA 94104
                (415) 772-6000                                (415) 393-8200

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effectiveness of this Registration Statement.

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
 TITLE OF EACH CLASS OF                    PROPOSED MAXIMUM  PROPOSED MAXIMUM
       SECURITIES          AMOUNT TO BE     OFFERING PRICE  AGGREGATE OFFERING     AMOUNT OF
    TO BE REGISTERED      REGISTERED(1)      PER SHARE(2)        PRICE(2)      REGISTRATION FEE
- ------------------------------------------------------------------------------------------------
Common Stock, par value
  $0.01 per share.......     1,081,161        $4.0321025        $4,359,352          $1,504
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------

(1) Based on the assumed maximum number of shares that may be issued in the merger described herein.

(2) The proposed maximum offering price represents the value of securities to be received by the Registrant in exchange for its Common Stock, computed pursuant to Rule 457(f)(2) under the Securities Act of 1933, based upon the book value of the securities of the company to be acquired in the merger as of March 29, 1996, all the stock of which is to be converted into Common Stock of the Registrant pursuant to the merger described herein. Such value is estimated solely for the purpose of calculating the registration fee.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                  REMEC, INC.

                     CROSS-REFERENCE SHEET BETWEEN ITEMS IN
                      FORM S-4 AND PROSPECTUS PURSUANT TO
                         ITEM 501(B) OF REGULATION S-K

ITEM NO.               FORM S-4 CAPTION                         HEADING IN PROSPECTUS
- --------   -----------------------------------------  -----------------------------------------
 Item  1   Forepart of Registration Statement and
             Outside Front Cover Page of
             Prospectus.............................  Outside Front Cover Page of
                                                      Prospectus/Proxy Statement
 Item  2   Inside Front and Outside Back Cover Pages
             of Prospectus..........................  Available Information; Table of Contents
 Item  3   Risk Factors, Ratio of Earnings to Fixed
             Charges and Other Information..........  Summary; Risk Factors; The Merger and
                                                        Related Transactions
 Item  4   Terms of the Transaction.................  Summary; Introduction; The Merger and
                                                        Related Transactions; Terms of the
                                                        Merger; Description of REMEC Capital
                                                        Stock
 Item  5   Pro Forma Financial Information..........  Summary; Pro forma Combined Financial
                                                        Statements
 Item  6   Material Contracts with the Company Being
             Acquired...............................  The Merger and Related Transactions
 Item  7   Additional Information Required for
             Reoffering by Persons and Parties
             Deemed to be Underwriters..............  Inapplicable
 Item  8   Interests of Named Experts and Counsel...  Legal Matters; Experts
 Item  9   Disclosure of Commission Position on
             Indemnification for Securities Act
             Liabilities............................  Inapplicable
 Item 10   Information with Respect to S-3
             Registrants............................  Inapplicable
 Item 11   Incorporation of Certain Information by
             Reference..............................  Inapplicable
 Item 12   Information with Respect to S-2 or S-3
             Registrants............................  Inapplicable
 Item 13   Incorporation of Certain Information by
             Reference..............................  Inapplicable
 Item 14   Information with Respect to Registrants
             Other Than S-2 or S-3 Registrants......  Summary; Price Range of Common Stock;
                                                        Selected Financial Data; Voting and
                                                        Proxies; Information Concerning REMEC;
                                                        REMEC's Management Discussion and
                                                        Analysis of Financial Condition and
                                                        Results of Operations; REMEC Financial
                                                        Statements
 Item 15   Information with Respect to S-3
             Companies..............................  Inapplicable
 Item 16   Information with Respect to S-2 or S-3
             Companies..............................  Inapplicable

ITEM NO.               FORM S-4 CAPTION                         HEADING IN PROSPECTUS
- --------   -----------------------------------------  -----------------------------------------
 Item 17   Information with Respect to Companies
             Other than S-2 or S-3 Companies........  Summary; Selected Financial Data; Voting
                                                      and Proxies; Magnum's Management
                                                        Discussion and Analysis of Financial
                                                        Condition and Results of Operations;
                                                        Information Concerning Magnum; Magnum
                                                        Financial Statements
 Item 18   Information if Proxies, Consents or
             Authorization are to be Solicited......  Summary; Voting and Proxies; Terms of the
                                                        Merger; Information Concerning REMEC;
                                                        Information Concerning Magnum
 Item 19   Information if Proxies, Consents or
             Authorizations are not to be Solicited,
             or in an Exchange Offer................  Inapplicable

                     PRELIMINARY COPY -- FOR INFORMATION OF
                    SECURITIES AND EXCHANGE COMMISSION ONLY

                          MAGNUM MICROWAVE CORPORATION
                              1990 CONCOURSE DRIVE
                           SAN JOSE, CALIFORNIA 95131


                                                                   July   , 1996


Dear Shareholder:


     A Special Meeting of Shareholders (the "Meeting") of Magnum Microwave Corporation ("Magnum") will be held at Magnum's principal executive offices,
1990 Concourse Drive, San Jose, California, on August   , 1996, at 10:00 a.m.,
local time.



     At the Meeting, you will be asked to consider and vote upon the approval of the principal terms of an Agreement and Plan of Reorganization and Merger and related Agreement of Merger (collectively, the "Merger Agreement") providing for the merger of REMEC Acquisition Corporation ("RAC"), a wholly owned subsidiary of REMEC, Inc. ("REMEC"), with and into Magnum. Magnum will be the surviving corporation and will become a wholly owned subsidiary of REMEC. Pursuant to the terms of the Merger Agreement, each outstanding share of Magnum Common Stock will be converted into .04684342 of a share of REMEC Common Stock. Based on the price of REMEC Common Stock on July 12, 1996 ($16.75 per share), each share of Magnum Common Stock will be valued at $.78 per share. The actual value may vary. The merger is expected to become effective immediately following approval by the shareholders of Magnum.


     After careful consideration, your Board of Directors has unanimously approved the Merger Agreement described in the attached material and the transactions contemplated thereby and has concluded that they are fair to and in the best interests of Magnum and its shareholders. Your Board of Directors unanimously recommends a vote in favor of the merger.

     In the material accompanying this letter, you will find a Notice of Special Meeting of Shareholders, a Prospectus/Proxy Statement relating to the actions to be taken by Magnum shareholders at the Meeting, and a proxy card. The Prospectus/Proxy Statement more fully describes the proposed merger and includes information about Magnum and REMEC.


     ALTHOUGH THE APPROVAL OF A MAJORITY OF SHARES IS REQUIRED BY LAW TO APPROVE THE MERGER, ONE OF THE CONDITIONS OF THE MERGER IS THAT DISSENTERS' RIGHTS BE LIMITED TO LESS THAN 10% OF THE OUTSTANDING STOCK. THE ONLY WAY WE WILL KNOW AT THE MEETING WHETHER THIS CONDITION IS MET IS TO OBTAIN AFFIRMATIVE VOTES FOR THE MERGER OF 90% OR MORE. SHAREHOLDERS WISHING TO EFFECT THEIR DISSENTERS' RIGHTS MUST SUBMIT NOTICE PRIOR TO THE MEETING AND MUST NOT VOTE IN FAVOR OF THE MERGER (SEE THE ENCLOSED PROSPECTUS/PROXY STATEMENT, "TERMS OF THE
MERGER -- DISSENTERS' RIGHTS"). THE MANAGEMENT OF MAGNUM BELIEVES THAT THE MERGER IS AN EXCEPTIONAL OPPORTUNITY FOR MAGNUM AND ITS SHAREHOLDERS FOR THE REASONS DISCUSSED IN THE ATTACHED PROXY STATEMENT/PROSPECTUS. WE WOULD STRONGLY ENCOURAGE YOU TO SEND IN YOUR PROXY SO THAT YOUR VOTE CAN BE COUNTED AND A DETERMINATION CAN BE MADE OF THE PERCENTAGE OF POTENTIAL DISSENTERS AT THE MEETING.


     All shareholders are cordially invited to attend the Meeting in person. If you attend the Meeting, you may vote in person if you wish, even though you have previously returned your proxy. Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting, regardless of the number you hold. Therefore, please complete, sign, date and return your proxy in the enclosed envelope.

                                          Sincerely,

                                          JOSEPH T. LEE
                                          Chairman of the Board,
                                            Chief Executive Officer & President

                     PRELIMINARY COPY -- FOR INFORMATION OF
                    SECURITIES AND EXCHANGE COMMISSION ONLY

                          MAGNUM MICROWAVE CORPORATION
                              1990 CONCOURSE DRIVE
                           SAN JOSE, CALIFORNIA 95131

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Magnum Microwave Corporation:


     A Special Meeting of Shareholders of Magnum Microwave Corporation, a
California corporation ("Magnum") will be held at 10:00 a.m., on August   ,
1996, at the principal executive offices of Magnum at 1990 Concourse Drive, San Jose, California 95131, for the following purpose:


          To approve the principal terms of an Agreement and Plan of Reorganization and Merger dated as of May 16, 1996, and related Agreement of Merger, among Magnum Microwave Corporation ("Magnum"), REMEC, Inc. ("REMEC") and REMEC Acquisition Corporation ("RAC"), pursuant to which RAC will be merged with and into Magnum with Magnum being the surviving corporation and becoming a wholly owned subsidiary of REMEC. In connection with the merger, each outstanding share of Magnum Common Stock (other than shares, if any, as to which dissenters' rights have been exercised pursuant to California law) will be converted into .04684342 of a share of REMEC Common Stock. REMEC will also assume all outstanding options to purchase Common Stock of Magnum.

     The foregoing is more fully described in the Prospectus/Proxy Statement accompanying this Notice.


     Only shareholders of record at the close of business on July   , 1996 are
entitled to notice of and to vote at the meeting or any adjournment thereof. Approval of the merger will require the affirmative vote of the holders of a majority of the shares of Magnum Common Stock outstanding on the record date.


San Jose, California

July   , 1996


                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          JOSEPH T. LEE
                                          Chairman of the Board,
                                            Chief Executive Officer and
                                          President

     TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING, YOU ARE URGED TO FILL IN, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. YOUR PROXY CAN BE WITHDRAWN BY YOU AT ANY TIME BEFORE IT IS VOTED.

REMEC, INC.                                         MAGNUM MICROWAVE CORPORATION

                           PROSPECTUS/PROXY STATEMENT


     REMEC, Inc. ("REMEC") has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission" or the "SEC") pursuant to the Securities Act of 1933 (the "Securities Act") for the registration of 1,081,161 shares of its authorized but unissued Common Stock, $.01 par value per share ("REMEC Common Stock"), to be issued in connection with the merger (the "Merger") of REMEC Acquisition Corporation ("RAC"), a wholly owned subsidiary of REMEC, with and into Magnum Microwave Corporation ("Magnum"). As a result of the Merger, Magnum will become a wholly owned subsidiary of REMEC and each outstanding share of Common Stock of Magnum, no par value ("Magnum Common Stock"), will be converted into .04684342 of a share of REMEC Common Stock. Cash will be paid in lieu of fractional shares. See "Terms of the Merger -- Manner and Basis of Converting Shares and Outstanding Magnum Options."



     Based on the Exchange Ratio of .04684342 shares of REMEC Common Stock for each shares of Magnum Common Stock, and based on the $16.75 closing sale price of REMEC Common Stock on July 12, 1996, each share of Magnum Common Stock will have a market value of approximately $.78.


     The Merger does not require approval of the shareholders of REMEC but does require approval of the shareholders of Magnum. If approved by Magnum shareholders, the Merger is expected to be consummated as soon as practicable after the Special Meeting of Shareholders of Magnum.

     Holders of Magnum Common Stock who object to the Merger may, under certain circumstances and by following prescribed statutory procedures, exercise dissenters' rights to receive cash for their shares. See "Terms of the Merger -- Dissenters' Rights."


     This Prospectus/Proxy Statement constitutes: (a) the Proxy Statement of Magnum relating to the solicitation of proxies by the Board of Directors of Magnum for use at the Special Meeting of Shareholders of Magnum to be held on
August   , 1996; and (b) the Prospectus of REMEC for the related issuance of
REMEC Common Stock filed as part of the Registration Statement. All information herein with respect to REMEC has been furnished by REMEC, and all information herein with respect to Magnum has been furnished by Magnum.

                            ------------------------

     THE MERGER INVOLVES CERTAIN RISKS TO REMEC AND MAGNUM SHAREHOLDERS. SEE "RISK FACTORS" ON PAGES 9 TO 15.
                            ------------------------

THE SECURITIES OF REMEC TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED
     OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS
        THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE
                CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------


          The date of this Prospectus/Proxy Statement is July   , 1996

                             AVAILABLE INFORMATION

     REMEC has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), on Form S-4 (together with all amendments and exhibits thereto) with respect to the Common Stock offered hereby. This Prospectus/Proxy Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For such information, reference is made to the Registration Statement and the exhibits and schedules thereto. In addition REMEC is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith is required to file periodic reports, proxy statements and other information with the Commission. Copies of such materials may be obtained from the Commission at prescribed rates by addressing written requests for such copies to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Registration Statement and such reports, proxy statements and other information can also be inspected and copied at the Commission's public reference facilities referred to above and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. This material may also be inspected at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

                           FORWARD-LOOKING STATEMENTS

     The statements in this Prospectus/Proxy Statement that relate to future plans, events or performance are forward-looking statements. Actual results could differ materially due to a variety of factors, including REMEC's success in penetrating the commercial wireless market, risks associated with the cancellation or reduction of orders by significant commercial or defense customers, trends in the commercial wireless and defense markets, risks of cost overruns and product nonperformance and the factors described in "Risk Factors" beginning on page 9 and the other risks described in this Prospectus/Proxy Statement. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. REMEC undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT IN CONNECTION WITH THE OFFERING MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY REMEC OR MAGNUM. THIS PROSPECTUS/PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE COMMON STOCK OF REMEC TO BE ISSUED IN THE MERGER, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS/PROXY STATEMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        -----
SUMMARY..............................................................................       1
  The Companies......................................................................       1
  Meeting of Shareholders of Magnum..................................................       1
  The Merger.........................................................................       2
  Selected Financial Information and Comparative Per Share Data......................       5
  Price Range of Common Stock........................................................       8
RISK FACTORS.........................................................................       9
INTRODUCTION.........................................................................      15
VOTING AND PROXIES...................................................................      16
  Date, Time and Place of Meeting....................................................      16
  Record Date and Outstanding Shares.................................................      16
  Voting of Proxies..................................................................      16
  Vote Required......................................................................      16
  Solicitation of Proxies and Expenses...............................................      17
THE MERGER AND RELATED TRANSACTIONS..................................................      17
  Background of the Merger...........................................................      17
  Reasons for the Merger.............................................................      18
  Management After the Merger........................................................      20
  Magnum Stock Options...............................................................      20
  Prior Relationship Between REMEC and Magnum........................................      20
TERMS OF THE MERGER..................................................................      20
  Effective Date of the Merger.......................................................      21
  Manner and Basis of Converting Shares and Outstanding Magnum Options...............      22
  Exchange of Certificates...........................................................      22
  Conduct of Business Prior to the Merger............................................      23
  Conditions to the Merger...........................................................      24
  Termination or Amendment of Merger Agreement.......................................      25
  United States Federal Income Tax Considerations....................................      25
  Accounting Treatment...............................................................      27
  Affiliates' Restrictions on Sale of Magnum and REMEC Stock.........................      27
  Governmental and Regulatory Approvals..............................................      27
  Merger Expenses....................................................................      27
  Dissenters' Rights.................................................................      27
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS....................................      29
NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS...........................      35
  Note A -- Acquisition..............................................................      35
  Note B -- Merger...................................................................      35
REMEC SELECTED FINANCIAL DATA........................................................      36
REMEC'S MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS.........................................................................      37
MAGNUM SELECTED FINANCIAL DATA.......................................................      43
MAGNUM'S MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS.........................................................................      44
INFORMATION CONCERNING REMEC.........................................................      47
  Introduction.......................................................................      47
  Industry Background................................................................      47

                                                                                        PAGE
                                                                                        -----
  The REMEC Opportunity..............................................................      48
  Strategy...........................................................................      50
  Technology.........................................................................      51
  Products...........................................................................      52
  Customers..........................................................................      54
  Backlog............................................................................      55
  Sales and Marketing................................................................      56
  Manufacturing......................................................................      56
  Competition........................................................................      57
  Research and Development...........................................................      57
  Government Regulations.............................................................      57
  Intellectual Property..............................................................      58
  Employees..........................................................................      58
  Principal Shareholders.............................................................      58
  Executive Officers and Directors...................................................      60
  Board Meetings and Committees......................................................      61
  Board Compensation.................................................................      61
  Executive Compensation.............................................................      62
INFORMATION CONCERNING MAGNUM........................................................      63
  Introduction.......................................................................      63
  Markets and Customers..............................................................      63
  Products...........................................................................      65
  Backlog............................................................................      66
  Research and Development...........................................................      66
  Sales and Marketing................................................................      66
  Intellectual Property..............................................................      66
  Manufacturing and Design...........................................................      67
  Competition........................................................................      67
  Employees..........................................................................      67
  Principal Shareholders.............................................................      68
  Executive Officers of Magnum.......................................................      68
  Executive Compensation.............................................................      69
DESCRIPTION OF REMEC CAPITAL STOCK...................................................      69
  REMEC Common Stock.................................................................      69
  Preferred Stock....................................................................      69
  Transfer Agent and Registrar.......................................................      69
LEGAL MATTERS........................................................................      69
EXPERTS..............................................................................      69
INDEX TO FINANCIAL STATEMENTS........................................................     F-1


                                                                                    APPENDIX
                                                                                    ---------
AGREEMENT AND PLAN OF REORGANIZATION AND MERGER..................................       A
AGREEMENT OF MERGER..............................................................       B
CALIFORNIA CORPORATIONS CODE -- CHAPTER 13.......................................       C

                                    SUMMARY

     The following is a brief summary of certain information contained elsewhere in this Prospectus/Proxy Statement. This summary does not contain a complete statement of all material features of the merger proposal to be voted on and is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus/Proxy Statement and in the Appendices.

                                 THE COMPANIES

REMEC......................  REMEC, Inc., a California corporation ("REMEC"), designs and manufactures microwave multi-function modules ("MFMs") for microwave transmission systems used in defense applications and in the commercial wireless telecommunications market. REMEC's principal executive offices are located at 9404 Chesapeake Drive, San Diego, California 92123 and its telephone number at that address is (619) 560-1301. See "Information Concerning REMEC."

Magnum.....................  Magnum Microwave Corporation, a California
                             corporation ("Magnum"), designs and manufactures microwave components. Magnum's principal executive offices are located at 1990 Concourse Drive, San Jose, California 95131, and its telephone number at that address is (408) 432-9898. See "Information Concerning Magnum."

                       MEETING OF SHAREHOLDERS OF MAGNUM


Time, Date, Place and
Purpose....................  A Special Meeting of Shareholders of Magnum (the
                             "Magnum Meeting") will be held on August   , 1996
                             at 10:00 a.m., local time, at Magnum's principal executive offices, 1990 Concourse Drive, San Jose, California 95131.


                             At the Magnum Meeting, Magnum shareholders will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Reorganization and Merger (the "Agreement of Reorganization") dated as of May 16, 1996 (a copy of which is attached hereto as Appendix A) and the related Agreement of Merger (a copy of which is attached hereto as Appendix B) (collectively, the "Merger Agreement") among Magnum, REMEC Acquisition Corporation ("RAC"), a wholly owned subsidiary of REMEC, and REMEC. See "The Merger and Related Transactions."


Record Date; Vote
Required...................  The record date for shareholders of Magnum entitled
                             to vote upon the Merger is July   , 1996. Under
                             applicable law, approval of the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of the Magnum Common Stock entitled to vote of the Magnum Common Stock. At the record date there were 20,083,329 shares entitled to vote, and the favorable vote of 10,041,665 shares is required to approve the Merger. The Merger Agreement contemplates the issuance by Magnum of 2,800,000 shares of Magnum Common Stock for cash to certain institutional purchasers as a condition to closing at a price per share of Magnum Common Stock anticipated to be in the range of 80% to 94% of the equivalent value of Magnum Common Stock based on the price of REMEC Common Stock ($.62 to $.73 per share of Magnum Common Stock based on the $16.75 price of REMEC Common Stock on July 12, 1996. The holders of such shares will not be entitled to vote on the Merger as such shares will be issued after the record date. Officers and directors of Magnum own 73.5% of the Magnum shares entitled to vote at the Meeting and they have advised Magnum that they will vote such shares in favor of the Merger. The presence, either in person or by properly executed proxy, at the Magnum Meeting of the holders of a majority of the outstanding shares entitled to vote is necessary to constitute a quorum at such meeting. Consummation of the Merger is also subject to a number of conditions. See "Terms of the Merger -- Conditions to the Merger."

                                   THE MERGER

Effect of Merger...........  RAC will be merged with and into Magnum, with
                             Magnum as the surviving corporation and becoming a wholly owned subsidiary of REMEC (the "Merger"). All of the outstanding shares of Magnum Common Stock will be converted into shares of REMEC Common Stock.

Effective Date of the
Merger.....................  The Merger will be effective when the Agreement of
                             Merger is filed with the California Secretary of State (the "Effective Date"). The Agreement of Merger is expected to be filed with the California Secretary of State immediately following the Magnum Meeting (currently expected to be on or about June
                               , 1996). The Merger is also subject to the
                             satisfaction or waiver of the conditions precedent to the Merger set forth in the Merger Agreement. See "Terms of the Merger -- Effective Date of the Merger" and "Terms of the Merger -- Conditions to the Merger."

Terms of the Merger........  As a result of the Merger, each outstanding share of Magnum Common Stock (other than shares, if any, as to which dissenters' rights have been exercised pursuant to California law) will be converted into .04684342 of a share of REMEC Common Stock. REMEC will assume all options to acquire shares of Magnum Common Stock that are outstanding at the Effective Date of the Merger (the "Outstanding Magnum Options"). See "Terms of the Merger -- Manner and Basis of Converting Shares and Outstanding Magnum Options."

Exchange Ratio.............  The basis on which the Magnum Stock will be converted into REMEC Common Stock is referred to herein as the "Exchange Ratio." Based upon the Exchange Ratio and the number of shares of Magnum Common Stock and REMEC Common Stock outstanding as of the record date established for the Magnum Meeting, and assuming that: (i) no Magnum shareholders exercise dissenters' rights; and (ii) no outstanding REMEC or Magnum options are exercised prior to the Merger, approximately 8,884,140 shares of REMEC Common Stock will be outstanding upon consummation of the Merger, of which approximately 1,081,161 shares (approximately 12.17% of the total), will be held by the former holders of Magnum Common Stock. Based on the price of REMEC Common Stock on May 31, 1996, for each share of Magnum Common Stock owned, Magnum shareholders will receive REMEC Common Stock with a value of $.97 per share of Magnum Common Stock. The actual value may vary. See "Terms of the Merger -- Manner and Basis of Converting Shares and Outstanding Magnum Options."

Interests of Certain
Persons....................  One of the Directors of Magnum, Joseph T. Lee, owns a majority of the Magnum Common Stock that will be converted into shares of REMEC Common Stock in the Merger. Robert Goff, Director of Magnum, owns options to purchase 10,000 shares of Magnum Common Stock. Pursuant to the terms of the Merger, Mr. Lee will enter into an employment contract as an executive officer of REMEC and Magnum commencing upon completion of the Merger.

Recommendation of the Board
of Magnum..................  The Board of Directors of each company has approved the Merger Agreement and the transactions contemplated thereby as being fair to and in the best interests of such company and its shareholders. THE BOARD OF MAGNUM UNANIMOUSLY RECOMMENDS APPROVAL OF THE MERGER BY THE SHAREHOLDERS OF MAGNUM. For a discussion of the reasons favoring the Merger considered by each company's Board of Directors, see "The Merger and Related Transactions -- Reasons for the Merger."

Exchange of Shares.........  At the Effective Date of the Merger, each issued and outstanding share of Magnum Common Stock (other than shares, if any, as to which dissenters' rights have been exercised pursuant to California law) automatically will be converted into .04684342 of a share of REMEC Common Stock. Exchange of certificates evidencing shares of Magnum Common Stock for certificates evidencing shares of REMEC Common Stock will be made upon surrender of the former to First Interstate Bank of California, as exchange agent. CERTIFICATES SHOULD NOT BE SURRENDERED FOR EXCHANGE PRIOR TO THE APPROVAL OF THE MERGER BY THE SHAREHOLDERS OF MAGNUM. Magnum shareholders will be provided with a letter of transmittal and related materials needed to exchange their certificates after such approval. Promptly after the Effective Date of the Merger, REMEC will notify Magnum option holders of the procedure to be followed in connection with REMEC's assumption of such options. See "Terms of the Merger -- Manner and Basis of Converting Shares and Outstanding Magnum Options" and "Terms of the Merger -- Exchange of Certificates."

Conditions to the Merger;
  Termination..............  Notwithstanding approval of the Merger by the shareholders of Magnum, the consummation of the Merger is subject to a number of conditions which, if not fulfilled or waived, permit termination of the Merger Agreement. The Merger Agreement may also be terminated by mutual consent. See "Terms of the Merger -- Conditions to the Merger" and "Terms of the Merger -- Termination or Amendment of Agreement of Reorganization."

Governmental and Regulatory
  Approvals................  REMEC and Magnum are aware of no governmental or regulatory approvals required for consummation of the Merger, other than compliance with federal and applicable state securities laws and the filing and recording of the Merger Agreement as required under California Law.


United States Federal
  Income Tax
  Consequences.............  The Merger is intended to be a tax-free reorganization for federal income tax purposes and consummation of the merger is conditioned upon receipt of opinions of counsel to Magnum relating to certain tax matters. If the Merger is a tax-free reorganization, shareholders of Magnum generally will recognize no gain or loss for federal income tax purposes as a result of their exchange of Magnum Common Stock for REMEC Common Stock in the Merger, except to the extent that Magnum shareholders exercise dissenters' rights or receive cash in lieu of fractional shares. See "Terms of the Merger -- United States Federal Income Tax Considerations."


Accounting Treatment.......  The Merger is to be treated as a pooling of interests for accounting purposes. As a condition to the consummation of the Merger, REMEC is to receive an opinion from its independent public accountants, Ernst & Young LLP, that the Merger will be treated as a pooling of interests. To ensure pooling of interests treatment, certain shareholders of Magnum will provide representation letters to REMEC and Magnum. See "Terms of the Merger -- Accounting Treatment."

Dissenters' Rights.........  Magnum shareholders are entitled to certain rights under California law to receive cash for their shares provided that they follow certain prescribed statutory procedures. The failure of a dissenting shareholder to follow the appropriate procedure may result in the termination or waiver of such rights. See "Terms of the Merger -- Dissenters' Rights."

Certain Effects of the
Merger on the Rights of
  Magnum Shareholders......  The internal affairs of Magnum are currently governed by Magnum' Articles of Incorporation and Bylaws. Upon consummation of the Merger, the shareholders of Magnum will become shareholders of REMEC and their rights will be governed by REMEC's Articles of Incorporation and Bylaws, which differ from Magnum' Articles of Incorporation and Bylaws. See "Description of REMEC's Capital Stock."

         SELECTED FINANCIAL INFORMATION AND COMPARATIVE PER SHARE DATA

     The following tables present selected historical and pro forma combined financial data and comparative per share data for REMEC and Magnum. The unaudited pro forma combined information is calculated after giving effect to the Merger at an Exchange Ratio of .04684342 of a share of REMEC Common Stock for each outstanding share of Magnum Common Stock using the pooling of interests method of accounting. The unaudited pro forma combined financial information is not necessarily indicative of future operations or the actual results that would have occurred had the Merger been consummated at the beginning of the periods presented. This information should be read in conjunction with unaudited pro forma combined financial statements and notes thereto and with the historical financial statements and notes thereto of the separate companies included elsewhere in this Prospectus/Proxy Statement. See "Pro Forma Combined Financial Statements" and "Index to Financial Statements."

                       SELECTED HISTORICAL FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

REMEC

                                                                                   THREE MONTHS ENDED
                                        YEAR ENDED JANUARY 31,                -----------------------------
                            -----------------------------------------------    APRIL 30,          MAY 5,
                             1992      1993      1994     1995(1)   1996(1)       1995             1996
                            -------   -------   -------   -------   -------   ------------     ------------
                                                                              (UNAUDITED)      (UNAUDITED)
CONSOLIDATED STATEMENT OF
  INCOME DATA:
Net Sales.................  $30,235   $30,640   $35,278   $46,247   $52,784     $ 12,947         $ 16,404
Cost of sales.............   22,237    22,874    26,721    35,869    40,730       10,013           12,729
                            -------   -------   -------   -------   -------      -------          -------
          Gross profit....    7,998     7,766     8,557    10,378    12,054        2,934            3,675
Operating expenses:
  Selling, general and
     administrative.......    4,890     4,636     5,280     7,379     7,798        1,961            1,884
  Research and
     development..........      130        58        32       237     1,582          167              726
                            -------   -------   -------   -------   -------      -------          -------
                              5,020     4,694     5,312     7,616     9,380        2,128            2,610
                            -------   -------   -------   -------   -------      -------          -------
Income from operations....    2,978     3,072     3,245     2,762     2,674          806            1,065
Interest (income) expense
  and other...............      568        65        10       342       154           44             (109)
                            -------   -------   -------   -------   -------      -------          -------
Income before provision
  for income taxes........    2,410     3,007     3,235     2,420     2,520          762            1,174
Provision for income
  taxes...................      663     1,225     1,317       992     1,039          329              495
                            -------   -------   -------   -------   -------      -------          -------
Net income................  $ 1,747   $ 1,782   $ 1,918   $ 1,428   $ 1,481     $    433         $    679
                            =======   =======   =======   =======   =======      =======          =======
Net income per share......  $   .32   $   .32   $   .35   $   .26   $   .27     $    .08         $    .09
                            =======   =======   =======   =======   =======      =======          =======
Shares used in per share
  calculations............    5,498     5,498     5,511     5,523     5,548        5,525            7,827
                            =======   =======   =======   =======   =======      =======          =======

                                                      AT JANUARY 31,
                                      -----------------------------------------------
                                       1992      1993      1994      1995      1996     AT MAY 5, 1996
                                      -------   -------   -------   -------   -------   --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...........  $ 3,837   $ 1,610   $   746   $   368   $   434      $  6,207
Working capital.....................    9,665     8,043     9,878     8,904     9,067        20,398
Total assets........................   19,233    16,903    24,610    23,200    27,984        41,913
Long-term debt......................    4,000        --     3,300       724     1,900            --
Total shareholders' equity..........   10,172    11,899    13,863    15,240    16,733        33,327

- ---------------
(1) Includes the operations of Humphrey Inc. acquired effective January 31,
    1994.

MAGNUM

                                                                FISCAL YEARS ENDED
                                              -------------------------------------------------------
                                              APRIL 3,   APRIL 2,   APRIL 1,   MARCH 31,    MARCH 29,
                                               1992       1993       1994        1995         1996
                                              -------    -------    -------    ---------    ---------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales...................................  $12,331    $11,707    $11,299     $ 11,306     $  9,360
Cost of sales...............................    7,185      6,875      6,475        6,838        5,868
                                              -------    -------    -------      -------       ------
          Gross profit......................    5,146      4,832      4,824        4,468        3,492
Operating expenses:
  Selling, general and administrative.......    1,957      1,847      1,977        1,865        1,784
  Research and development..................    1,086        934        750          792          692
                                              -------    -------    -------      -------       ------
                                                3,043      2,781      2,727        2,657        2,476
                                              -------    -------    -------      -------       ------
Income from operations......................    2,103      2,051      2,097        1,811        1,016
Interest income, net........................      127        108         48           44          119
                                              -------    -------    -------      -------       ------
Income before provision for income taxes and
  extraordinary item........................    2,230      2,159      2,145        1,855        1,135
Provision for income taxes..................    1,096        413        519          751          460
                                              -------    -------    -------      -------       ------
Income before extraordinary item............    1,134      1,746      1,626        1,104          675
Extraordinary item(1).......................      650        167         --           --           --
                                              -------    -------    -------      -------       ------
Net income..................................  $ 1,784    $ 1,913    $ 1,626     $  1,104     $    675
                                              =======    =======    =======      =======       ======
Net income per share........................  $   .03    $   .03    $   .06     $    .05     $    .03
                                              =======    =======    =======      =======       ======
Shares used in per share calculations.......   67,307     62,407     28,551       24,362       23,238
                                              =======    =======    =======      =======       ======

                                                               AT FISCAL YEARS ENDED
                                              -------------------------------------------------------
                                              APRIL 3,   APRIL 2,   APRIL 1,   MARCH 31,    MARCH 29,
                                               1992       1993       1994        1995         1996
                                              -------    -------    -------    ---------    ---------
BALANCE SHEET DATA:
Cash and cash equivalents...................  $ 3,860    $ 1,739    $ 2,926     $  1,387     $    893
Total assets................................    6,990      4,475      6,268        5,991        5,756
Working capital.............................    4,132      2,290      3,489        3,090        2,845
Long term debt..............................       20      1,008        595          441           --
Shareholders' equity........................    4,859      1,693      3,295        3,473        3,361

- ---------------
(1) The extraordinary item for the years ended April 2, 1993 and April 3, 1992 relates to utilization of tax credits.

              SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following unaudited pro forma condensed combined financial statements give effect to the merger between Magnum Microwave Corporation ("Magnum") and REMEC, Inc. (the "Company" or "REMEC") using the pooling of interests method of accounting and are based upon the respective historical financial statements and notes thereto of Magnum and the Company appearing elsewhere in this Proxy Statement/Prospectus. To reflect the pooling of interests, the operating results of Magnum for each of its three fiscal years ended March 29, 1996 and the unaudited three months ended April 26, 1996 have been combined with the Company's operating results for each of its three fiscal years ended January 31, 1996 and for the three months ended May 5, 1996. In addition, the pro forma statements of income for the years ended January 31, 1996 and for the three months ended May 5, 1996 include the pro forma effect of the acquisition by REMEC of RF Microsystems ("RFM"), accounted for under the purchase method of accounting as if it had occured on February 1, 1995, and are based upon the historical financial statements and notes thereto of RFM. The unaudited pro forma condensed combined financial statements should be read in conjunction with each of the historical financial statements referred to above and the notes thereto. The proposed Merger requires the approval of a majority of the outstanding shares of Magnum. The pro forma condensed combined financial statements are presented for comparative purposes only and do not purport to be indicative of what the actual results of operations or financial position would have been for the periods presented had the transactions occurred on the dates indicated and do not purport to indicate the results of future operations.

                                                                                           THREE
                                                                                          MONTHS
                                                          YEAR ENDED JANUARY 31,           ENDED
                                                      -------------------------------     MAY 5,
                                                       1994        1995        1996        1996
                                                      -------     -------     -------     -------
PRO FORMA REMEC AND MAGNUM COMBINED
  STATEMENT OF INCOME DATA:
  Net sales.........................................  $46,577     $57,553     $70,216     $20,898
  Net income........................................    3,544       2,532       1,941         792
  Net income per share..............................      .54         .38         .29         .09
  Shares used in per share calculations.............    6,592       6,604       6,629       8,908

                                                                                     MAY 5,
                                                                                      1996
                                                                                     -------
PRO FORMA COMBINED BALANCE SHEET DATA:
  Working capital................................................................    $25,619
  Total assets...................................................................     50,249
  Long-term obligations..........................................................         --
  Shareholders' equity...........................................................     39,052

                           COMPARATIVE PER SHARE DATA

     The following tabulation reflects: (a) the historical income per share of REMEC Common Stock in comparison with the pro forma income per share after giving effect to the Merger on a "pooling of interests" accounting method with Magnum; and (b) the historical net income per share of REMEC Common Stock in comparison with the pro forma net income attributable to .04684342 of a share of REMEC Common Stock which will be received for each share of Magnum Common Stock. The information presented in this tabulation should be read in conjunction with the pro forma combined financial statements and the separate financial statements of the respective companies and the notes thereto appearing elsewhere herein. The unaudited pro forma combined condensed financial data are not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the periods present and should not be construed as representative of future operations.


                                                                   YEAR ENDED JANUARY 31,        THREE MONTHS
                                                                  -------------------------         ENDED
                                                                  1994      1995      1996       MAY 5, 1996
                                                                  -----     -----     -----     --------------
    HISTORICAL -- REMEC
      Net income................................................  $ .35     $ .26     $ .27         $  .09
      Book value(1).............................................  $2.53     $2.78     $3.04         $ 4.27
    HISTORICAL -- MAGNUM(2)
      Net income................................................  $ .06     $ .05     $ .03         $  .01
      Book value(1).............................................  $ .12     $ .14     $ .17         $  .17
    PRO FORMA COMBINED(3)
      Net Income................................................  $ .54     $ .38     $ .29         $  .09
      Book value(1).............................................                      $3.43         $ 4.40
    EQUIVALENT PRO FORMA COMBINED(4)
      Net Income................................................  $ .03     $ .02     $ .01         $   --
      Book value................................................                      $ .16         $  .21


- ---------------


(1) At end of period.



(2) Based on Magnum's fiscal year ended March 31 and the three months ended April 26, 1996.



(3) Includes the pro forma effect of the acquisition of RFM using the "purchase" method of accounting.



(4) Based on equivalent shares of Magnum Common Stock.


                          PRICE RANGE OF COMMON STOCK

     REMEC. REMEC Common Stock has traded on the Nasdaq National Market ("NNM") under the symbol "REMC" since REMEC's initial public offering on February 1, 1996. Prior to that time, there was no public market for REMEC's Common Stock.

     As of May 31, 1996, the number of shareholders of record of REMEC's Common Stock was approximately 300. REMEC is unable to estimate the number of beneficial holders of the shares held in street name.

     The high and low closing sales prices during each quarter since REMEC Common Stock became publicly traded are set forth below:


                                                                                       LOW     HIGH
                                                                                       ---     ----
        First Quarter Ended May 5, 1996..............................................  8 1/8   17 3/8
        Second Quarter Ending August 4, 1996 (through July 12, 1996).................   15     24 3/8


     On May 16, 1996, the last trading day prior to the first public announcement by REMEC and Magnum concerning the Merger, the closing price of the REMEC Common Stock reported on the NNM was $18.50 per share. On May 17, 1996, the closing price of REMEC Common Stock as reported on the NNM was $21.00 per share.

     Following the Merger, REMEC Common Stock will continue to be traded on NNM under the Nasdaq symbol "REMC."

     REMEC declared and paid cash dividends of approximately $55,000 ($0.01 per share) in July 1993, 1994 and 1995 to holders of Common Stock and Preferred Stock (on an as-converted basis). The Company currently intends to retain all future earnings, if any, for use in the operation and development of its business and, therefore, does not plan to pay dividends on its Common Stock in the foreseeable future.


     Magnum. There is no public market for the Magnum Common Stock. Magnum has not paid cash dividends on its Common Stock during the last three fiscal years. The last arms length transactions in Magnum Common Stock of which Magnum is aware took place at $.20 per share in January 1996. Based on the $16.75 price of REMEC Common Stock on July 12, 1996, for each share of Magnum Common Stock owned Magnum shareholders will receive REMEC Common Stock with a value of approximately $.78 per share of Magnum Common Stock. As of the record date of the Magnum Meeting, the number of shareholders of record of Magnum's Common Stock was approximately 184.

                                  RISK FACTORS

     The following factors, among others, should be carefully considered in evaluating the Merger and in evaluating the respective and combined businesses of REMEC and Magnum before voting with respect to the matters to be considered at the Magnum Meeting.

     Difficulties and Cost of Integration. The anticipated benefits of the Merger will not be achieved unless REMEC and Magnum are successfully combined in a smooth and timely manner. That combination will require integration of the companies' research and development, administrative, sales and marketing organizations, as well as the coordination of their sales efforts. The transition to a combined company in which Magnum is a wholly owned subsidiary of REMEC will require substantial attention from management, which has limited experience in integrating companies of the size of REMEC and Magnum. The diversion of management attention and any difficulties encountered in the transition process could have an adverse impact on the revenues and operating results of the combined company.

     Share Ownership of REMEC By Management. As of May 31, 1996, three current officers and directors of REMEC, Ronald E. Ragland, Denny Morgan and Jack A. Giles, own approximately 13.5%, 4.3% and 3.1%, respectively, of the outstanding REMEC Common Stock and are among the largest shareholders of REMEC. Additionally, as of May 31, 1996 REMEC's executive officers beneficially own approximately 23.8% of the outstanding shares of the REMEC Common Stock and comprise four of the nine members of the Board of Directors. As a result, such persons have the ability to exercise influence over significant matters regarding REMEC. Such a high level of influence may have a significant effect in delaying, deferring or preventing a change in control of REMEC. See "Information Concerning REMEC -- Principal Shareholders."

     Potential Volatility of Stock Prices. The market price of the shares of REMEC Common Stock, like the stock prices of many technology companies, may be subject to wide fluctuations in response to such factors as actual or anticipated operating results, announcements of technological innovations, new products or new contracts by REMEC, its competitors or their customers, government regulatory action, developments with respect to wireless telecommunications, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the stocks of technology companies and that have often been unrelated to the operating performance of particular companies. The market price of REMEC Common Stock has been volatile and, upon completion of the Merger, the market price of REMEC Common Stock may continue to be highly volatile.

     Additionally, the price of REMEC Common Stock following the Merger will be sensitive to the earnings and cash flow of Magnum and REMEC. No assurances can be given that the consolidated operations of Magnum and REMEC will be profitable following the Merger.

     Shares Eligible for Future Sale. Sales of substantial amounts of shares in the public market or the prospect of such sales could adversely affect the market price of the REMEC Common Stock. Of the 7,802,979 shares of Common Stock outstanding as of May 31, 1996, 4,015,439 are subject to lock-up agreements pursuant to which the holders of such shares have agreed not to sell or otherwise dispose of such shares on or before July 30, 1996, without the prior written consent of Needham & Company, Inc. After July 30, 1996, such shares may be sold in the public market subject to limitations imposed by the Rules and Regulations of the SEC. REMEC has filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the sale of 1,000,000 shares of REMEC Common Stock reserved for issuance under REMEC's Equity Incentive Plan and Employee Stock Purchase Plan and including approximately 6,885 outstanding options that will be assumed by REMEC in connection with the Merger.

     As a result of Merger, REMEC will issue approximately 1,081,161 additional shares of REMEC Common Stock. All such additional shares will, subject to resale restrictions imposed by Rule 145, be freely tradeable shortly following the Merger. See "Terms of the Merger -- Affiliates' Restrictions on Sale of Stock." Sales of REMEC Common Stock currently subject to lock-up, issuable upon exercise of stock options or issuable in the Merger may cause substantial fluctuations in the price of REMEC Common Stock over short time periods.

     Risks Associated With Entering Commercial Wireless Telecommunications Market. Historically, REMEC's and to a lesser extent Magnum's business has been focused on the defense market. REMEC believes that its future growth depends on its success in the commercial wireless telecommunications market, a market in which it has only recently begun to compete. REMEC believes that while the technologies used in the defense and commercial industries are very similar, the two industries differ significantly in terms of the customer base, manufacturing requirements and lead times, the need to expend substantial resources for research and development without the assurance of reimbursement or recovery of those costs, and credit risks with customers. As a result, REMEC is subject to risks inherent in the operation of a new business enterprise, including risks associated with attracting and servicing a new customer base, manufacturing products in a cost effective and profitable manner, managing the expansion of a business operation and attracting and retaining qualified engineering, manufacturing and marketing personnel with industry experience. For example, REMEC believes that microwave engineers with the skills necessary to develop products for the wireless telecommunications market currently are in high demand and that REMEC may not be able to attract sufficient engineering expertise. There can be no assurance that REMEC will be successful in the commercial wireless telecommunications market or that the deployment of resources to that market will not have a material adverse effect on REMEC's defense business.

     Reliance on P-COM; Customer Concentration and Exclusivity. As of May 5, 1996, one customer of REMEC, P-COM, accounted for 32% of total backlog and 16% of backlog scheduled for shipment in the last three quarters of fiscal year ending January 31, 1997. P-COM, which produces point-to-point millimeter wave radio systems for use in wireless telecommunications applications, was founded in August 1991 and began commercial shipment of its products in October 1993. P-COM experiences intense competition worldwide from a number of leading telecommunications companies, most of which have substantially greater installed bases, financial resources and other capabilities than P-COM, and is subject to the risks inherent in the operation of a new business enterprise. The agreement provides that all of the units will be delivered by June 1998. REMEC has agreed to sell the products which are the subject of the agreement with P-COM exclusively to P-COM and not to compete with P-COM in the sale of point-to-point radios under conditions applicable to both parties. In April 1996, REMEC received orders from STM Wireless, Inc. ("STM") for $20.0 million for the design and manufacture of C-Band VSAT equipment. Aside from P-COM, REMEC derives significant revenues from a limited group of customers, including STM Wireless, Inc., TRW Inc., Hughes Aircraft Company, Inc. ("Hughes Aircraft"), Westinghouse Electric Corporation ("Westinghouse"), Loral Corporation, GEC-Marconi Aerospace Inc. ("GEC-Marconi"), Texas Instruments and Lockheed-Martin Corporation. REMEC anticipates that it will continue to sell products to a relatively small group of customers. As a result, any cancellation, reduction or delay in orders by or shipments to P-COM, or any other significant customer, as a result of manufacturing or supply difficulties or otherwise, or the inability of any customer to finance its purchases of REMEC's products would materially adversely affect REMEC's business, financial condition and results of operations. REMEC has granted P-COM exclusivity for certain products and expects that in order to enter into other significant relationships in the wireless telecommunications industry customers will either expressly or implicitly require exclusivity. In entering into such exclusive arrangements, REMEC will have to forego opportunities to supply products to competing companies. If REMEC enters into exclusive relationships with customers who prove to be unsuccessful, REMEC may be materially adversely affected and REMEC may be unable then to establish relationships with the industry leaders. There can be no assurance that REMEC will be able to locate, or negotiate acceptable arrangements with other significant customers or that its current or future arrangements with other significant customers will continue or will be successful. See "REMEC's Management Discussion and Analysis of Financial Condition and Results of Operations" and "Information Concerning REMEC -- Customers."

     For the fiscal year ended March 29, 1996, two customers of Magnum accounted for more than 10% of Magnum's revenues (Harris-Farinon, 18.5% and Alcatel Network Systems, 12.7%). In fiscal 1995, two customers accounted for more than 10% of Magnum's revenues, Harris-Farinon, which accounted for 30.7% of the revenues and Boeing Aerospace, which accounted for 11.4%. No customer accounted for more than 10% of backlog at March 29, 1996 and March 31, 1995. Loss of these customers or a material reduction or delay in orders or shipments to these or other significant customers could have a material adverse effect on Magnum's business, financial condition and results of operations. See "Information Concerning Magnum -- Customers."

     Uncertainty of Emerging Markets in Wireless Telecommunications. A number of the commercial markets for REMEC's and Magnum's products in the wireless telecommunications area have only recently begun to develop. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. Existing or potential wireless telecommunications market applications for REMEC's and Magnum's products may fail to develop or may erode for many different reasons, including insufficient growth to support expensive infrastructure equipment, insufficient consumer demand for wireless products or services because of pricing or otherwise, or real or perceived security risks associated with wireless communications. If the markets for REMEC's and Magnum's products in commercial wireless telecommunications fail to grow, or grow more slowly than anticipated, REMEC's and Magnum's business, operating results and financial condition could be materially adversely affected. See "Information Concerning REMEC -- Customers."

     Dependence on Defense Market. A substantial portion of REMEC's and Magnum's sales has been to the defense market. Sales by REMEC for defense applications constituted approximately 96%, 92% and 88% of net sales for the years ended January 31, 1994, 1995 and 1996, respectively, and 69% of net sales for the fiscal quarter ended May 5, 1996. As of May 5, 1996, defense orders account for 48% of total backlog and 66% of REMEC's backlog scheduled for shipment in the last three quarters of fiscal year ending January 31, 1997. Magnum's orders for defense applications constituted approximately 36%, 32% and 36% of total orders for the years ended April 1, 1994, March 31, 1995 and March 29, 1996, respectively. As of March 29, 1996, defense orders accounted for 49% of Magnum's backlog. As a result, REMEC's and Magnum's sales could be materially adversely impacted by a decrease in defense spending by the United States government because of defense spending cuts, general budgetary constraints or otherwise. The United States defense budget has recently been reduced and may be further reduced. Fewer available defense industry production programs, coupled with continued pricing pressure on follow-on orders for programs on which REMEC participates, caused sales of REMEC's core defense products -- MFMs and components for microwave systems -- to decline from $35.3 million in the year ended January 31, 1994 to $30.5 million in the year ended January 31, 1995 to $26.9 million for the year ended January 31, 1996 and $5.7 million for the fiscal quarter ended May 5, 1996 (compared with $8.3 million for the comparable period in the prior fiscal year). REMEC and Magnum expect to continue to derive a substantial portion of their revenues from these business segments and to develop microwave products for defense applications. Failure of REMEC and Magnum to replace sales attributable to a significant defense program or contract at the end of that program or contract, whether due to cancellation, spending cuts, budgetary constraints or otherwise, could have a material adverse effect upon REMEC's and Magnum's business, operating results and financial condition in subsequent periods. In addition, a large portion of REMEC's and Magnum's expenses are fixed and difficult to reduce, thus magnifying the material adverse effect of any revenue shortfall. Also, defense contracts frequently contain provisions that are not standard in private commercial transactions, such as provisions permitting the cancellation of a contract if funding for a program is reduced or canceled. For example, the government terminated a large defense program in December 1992 for which REMEC had been supplying in excess of $4 million of products on an annual basis. See "REMEC's Management Discussion and Analysis of Financial Condition and Results of Operations."


     Loss and Potential Loss of Major Customers. Net revenues of Magnum decreased 17% to $9.36 million for the fiscal year ended March 29, 1996 as compared with $11.3 million for the fiscal year ended March 31, 1995. This included a $2.3 million permanent reduction in cavity oscillator shipments due to obsolescence to Harris-Farinon, Magnum's single largest customer. The loss of business with other customers of REMEC or Magnum could occur in the future due to a variety of factors, including obsolescence.


     Risks of Cost Overruns and Product Non-performance. REMEC's customers establish demanding specifications for product performance, reliability and cost. REMEC's contract with P-COM to produce microwave front ends for point-to-point radios, and its contract with STM to produce C-Band VSAT equipment, and a significant portion of REMEC's defense and commercial contracts are firm fixed-price ("FFP") contracts that provide for a predetermined fixed price for stipulated products, regardless of the costs incurred. REMEC has made pricing commitments to P-COM and to other customers in anticipation of achieving more cost effective product designs and introducing more widespread manufacturing automation. A substantial portion of the P-COM backlog involves the re-design by REMEC of the entire point-to-point radio front end. REMEC faces the risk of experiencing cost overruns or order cancellation if it fails to achieve forecasted product design and manufacturing efficiencies or if products cost more to produce because of increased cost of materials, components or labor or otherwise. Manufacture of REMEC's products is an extremely complex process. REMEC has in the past experienced cost overruns on FFP contracts. There can be no assurance that cost overruns or problems with performance or reliability of REMEC products will not occur in the future. Any such cost overruns or performance problems may have a material adverse effect on REMEC's business, operating results and financial condition.

     The manufacture of Magnum's products also involves complex processes. Problems with the manufacturing process or with performance or reliability of Magnum's products could have a material adverse effect on Magnum's business, financial condition and results of operations.


     Loss of Investment in Design and Engineering. Magnum often makes significant investments in design and engineering of new products for customers without any commitment by the customer for the future purchase of such products. Failure to receive orders has an adverse effect on results of operations. Furthermore, if Magnum does not receive a follow-on order for the manufacture of such products, Magnum will not recover its investment.


     Fluctuations in Quarterly Results. REMEC's and Magnum's quarterly results have in the past been, and will continue to be, subject to significant variations due to a number of factors, any one of which could substantially affect REMEC's and Magnum's results of operations for any particular fiscal quarter. In particular, quarterly results of operations can vary due to the timing, cancellation or rescheduling of customer orders and shipments, the pricing and mix of products sold, new product introductions by REMEC and Magnum, REMEC's and Magnum's ability to obtain components and sub-assemblies from contract manufacturers and suppliers, and variations in manufacturing efficiencies. In addition, with the decline in available defense industry production programs, REMEC has placed more reliance on development contracts as a source of defense revenues, resulting in an increased susceptibility to fluctuations due to an increase in revenues from fixed price development contracts as a percentage of total revenues. Development contracts carry reduced gross margins and are typically for minimal hardware deliveries and sporadic non-hardware revenue items which results in fluctuating sales and gross margins. Accordingly, REMEC's and Magnum's performance in any one fiscal quarter is not necessarily indicative of financial trends or future performance. See "REMEC's Management Discussion and Analysis of Financial Condition and Results of Operations."

     Backlog. REMEC's and Magnum's backlog is subject to fluctuations and is not necessarily indicative of future sales. There can be no assurance that current backlog will necessarily lead to sales in any future period. REMEC's backlog as of May 5, 1996 was approximately $119.6 million, approximately 52% of which was attributable to commercial customers and approximately 48% of which was attributable to defense customers. Magnum's backlog at March 29, 1996 was approximately $3.4 million, approximately 51% of which was attributable to commercial customers and approximately 49% of which was attributable to defense customers. A substantial amount of REMEC's and Magnum's backlog can be canceled at any time without penalty, except, in some cases, the recovery of actual committed costs and profit on work performed up to the date of cancellation. Cancellations of pending purchase orders or termination or reductions of purchase orders in progress from customers of REMEC or Magnum could have a material adverse effect on REMEC's business, operating results and financial condition. See "REMEC's Management Discussion and Analysis of Financial Condition and Results of Operations" and "Information Concerning
REMEC -- Backlog" and "Information Concerning Magnum -- Backlog."

     Necessity of Implementing High Volume Manufacturing. Historically, the volume of REMEC's production requirements in the defense market was not sufficient to justify the widespread implementation of automated manufacturing processes. Fulfillment of substantial orders in the wireless telecommunications industry will require a significant increase in REMEC's manufacturing capacity. For example, REMEC plans to introduce more automated manufacturing processes in order to fulfill its obligations to P-COM, some of which are specialized processes that must be developed. There can be no assurance that REMEC will be able to implement the desired automated manufacturing processes on a timely basis or at all or that, if implemented, such manufacturing processes will be sufficient to fulfill REMEC's current and future production commitments in a cost effective manner or that REMEC will obtain a sufficient amount of high volume orders to absorb the capital costs incurred. See "Information Concerning REMEC -- Manufacturing."

     Competition. The markets for REMEC's and Magnum's products are extremely competitive and are characterized by rapid technological change, new product development, product obsolescence and evolving industry standards. In addition, price competition is intense and significant price erosion generally occurs over the life of a product. REMEC and Magnum face some competition from component manufacturers who have integration capabilities, but believe that their primary competition is from the captive manufacturing operations of large wireless telecommunications OEMs (including all of the major telecommunications equipment providers) and defense prime contractors who are responsible for a substantial majority of the present worldwide production of MFMs. REMEC's and Magnum's future success is dependent upon the extent to which these OEMs and defense prime contractors elect to purchase from outside sources rather than manufacture their own microwave MFMs and components. Magnum also faces competition from semiconductor manufacturers which could integrate the type of components supplied by Magnum into integrated circuits if the demand were sufficient to justify the design and development expense. REMEC's and Magnum's customers and large manufacturers of microwave transmission equipment could also elect to enter into the non-captive market for microwave products and compete directly with REMEC and Magnum. Many of REMEC's and Magnum's current and potential competitors have substantially greater technical, financial, marketing, distribution and other resources than REMEC and Magnum and have greater name recognition and market acceptance of their products and technologies. No assurance can be given that REMEC's and Magnum's competitors will not develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features or that new products or technologies will not render obsolete the products of REMEC's and Magnum's customers. For example, innovations such as a wireless telephone system utilizing satellites instead of land-based base stations or a device that integrates microwave functionality could significantly reduce the potential market for REMEC's products. REMEC and Magnum believe that to remain competitive in the future they will need to invest significant financial resources in research and development. See "Information Concerning REMEC -- Competition" and "Information Concerning Magnum -- Competition."

     Declining Average Selling Prices. REMEC's and Magnum's customers are under continuous pressure to reduce prices and, therefore, REMEC and Magnum expect to continue to experience downward pricing pressure on their products. REMEC's and Magnum's customers frequently negotiate supply arrangements well in advance of delivery dates, requiring REMEC and Magnum to commit to price reductions before it is determined that assumed cost reductions can be achieved. To offset declining average sales prices, REMEC and Magnum believe that they must achieve manufacturing cost reductions and obtain orders for higher volume products. If they are unable to offset declining average selling prices, gross margins will decline, and such decline will have a material adverse effect on REMEC's and Magnum's business, financial condition and results of operations. See "REMEC's Management Discussion and Analysis of Financial Condition and Results of Operations" and "Magnum's Management Discussion and Analysis of Financial Condition and Results of Operations."

     Environmental Regulations and Risks. REMEC and Magnum are subject to a variety of local, state and federal governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture their products. The failure to comply with current or future regulations could result in the imposition of substantial fines, suspension of production, alteration of manufacturing processes or cessation of operations.

     News reports have asserted that power levels associated with hand held cellular telephones and infrastructure equipment may pose certain health risks. If it were determined or perceived that electromagnetic waves carried through wireless telecommunications equipment create a significant health risk, the market for these products could be materially adversely affected, which could have a material adverse effect on REMEC's business, financial condition and results of operations. Moreover, if wireless telecommunications systems or other systems or devices that rely on or incorporate REMEC's products are determined or alleged to create a significant health risk, REMEC could be named as a defendant, and held liable, in product liability lawsuits commenced by individuals alleging that REMEC's products harmed them, which could have a material adverse effect on REMEC's business, financial condition and results of operations.

     Government Regulations. REMEC's and certain of Magnum's products are incorporated into wireless telecommunications systems that are subject to regulation domestically by the Federal Communications Commission ("FCC") and internationally by other government agencies. Although the equipment operators and not REMEC or Magnum are responsible for compliance with such regulations, regulatory changes, including changes in the allocation of available frequency spectrum, could materially adversely affect REMEC's and Magnum's operations by restricting development efforts by REMEC's or Magnum's customers, making current products obsolete or increasing the opportunity for additional competition. Changes in, or the failure by REMEC or Magnum to manufacture products in compliance with, applicable domestic and international regulations could have a material adverse effect on REMEC's and Magnum's business, financial condition and results of operations. In addition, the increasing demand for wireless telecommunications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past caused and may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by REMEC's and Magnum's customers, which in turn may have a material adverse effect on the sale of products by REMEC or Magnum to such customers. See "Information Concerning REMEC -- Government Regulations."

     Because of their participation in the defense industry, REMEC and Magnum are subject to audit from time to time for compliance with government regulations by various agencies, including the Defense Contract Audit Agency, the Defense Investigative Service and the Office of Federal Control Compliance Programs. An adverse finding in any such audit could adversely affect REMEC's and Magnum's ability to compete for and obtain future defense business.


     Dependence on Suppliers and Contract Manufacturers. REMEC and Magnum rely on contract manufacturers and suppliers, in some cases sole suppliers or limited groups of suppliers, to provide services and materials necessary for the manufacture of products. Certain ceramic low drift substrates (supplied by NTK of Japan and Alpha Industries) and certain semiconductors (supplied by Alpha Industries, MaCom, MWT and others) used by REMEC are sole source items and would require significant effort, time or design changes to develop alternate sources. REMEC is also dependent on P-COM to supply it with certain modules necessary for the production of microwave front ends for point-to-point radios for P-COM. Certain components used in Magnum's VCO products (supplied by Alpha Industries, Loral and Micrometrics) are sole source items. REMEC's and Magnum's reliance on contract manufacturers and on sole suppliers involves several risks, including a potential inability to obtain critical materials or services and reduced control over production costs, delivery schedules, reliability and quality of components or assemblies. Any inability to obtain timely deliveries of acceptable quality, or any other circumstance that would require REMEC or Magnum to seek alternative contract manufacturers or suppliers, could delay their ability to deliver products to customers, which in turn would have a material adverse effect on their business, financial condition and results of operations. In addition, in the event that costs for REMEC's contract manufacturers or suppliers increase, REMEC may suffer losses due to an inability to recover such cost increases under fixed price production commitments to its customers. See "Information Concerning REMEC -- Manufacturing" and "Information Concerning Magnum -- Manufacturing and Design."


     Limitation on Protection of Proprietary Technology; Risk of Third Party Claims. REMEC and Magnum do not presently hold any patents applicable to their products. In order to protect their intellectual property rights, REMEC and Magnum rely on a combination of trade secret, copyright and trademark laws and employee and third-party nondisclosure agreements, as well as limiting access to and distribution of proprietary information. There can be no assurance that the steps taken by REMEC and Magnum to protect their intellectual property rights will be adequate to prevent misappropriation of their technology or to preclude competitors from independently developing such technology. Furthermore, there can be no assurance that, in the future, third parties will not assert infringement claims against REMEC or Magnum or with respect to their products for which REMEC or Magnum has indemnified certain of their customers. Asserting

REMEC's or Magnum's rights or defending against third party claims could involve substantial costs and diversion of resources, thus materially and adversely affecting their business, financial condition and results of operations. In the event a third party were successful in a claim that one of REMEC's or Magnum's products infringed its proprietary rights, REMEC or Magnum may have to pay substantial royalties or damages, remove that product from the marketplace or expend substantial amounts in order to modify the product so that it no longer infringes such proprietary rights, any of which could have a material adverse effect on REMEC's or Magnum's business, financial condition and results of operations. See "Information Concerning REMEC -- Intellectual Property" and "Information Concerning Magnum -- Intellectual Property."

     Dependence on Key Personnel. REMEC and Magnum are highly dependent on the continued service of, and on their ability to attract and retain, qualified engineering, management, manufacturing, quality assurance, marketing and support personnel. REMEC and Magnum (except in the case of Joseph T. Lee) do not maintain key man life insurance on their key personnel and such personnel generally do not have employment or non-competition agreements with REMEC or Magnum. Competition for such personnel is intense, and there can be no assurance that REMEC or Magnum will be successful in attracting or retaining such personnel. For example, REMEC believes that microwave engineers with the skills necessary to develop products for the wireless telecommunications market currently are in high demand and that REMEC may not be able to attract sufficient engineering expertise. See "Information Concerning
REMEC -- Employees" and "-- Executive Officers and Directors."

                                  INTRODUCTION


     This Prospectus/Proxy Statement is furnished in connection with the solicitation by Magnum of proxies to be voted at the Magnum Meeting, which will
be held on August   , 1996.


     The principal purpose of the Magnum Meeting is to consider and vote upon a proposal to approve the Merger Agreement among Magnum, RAC and REMEC and certain related transactions.

     Pursuant to the Merger Agreement, RAC will be merged with and into Magnum; Magnum will be the surviving corporation and will become a wholly owned subsidiary of REMEC. Upon consummation of the Merger, each outstanding share of Magnum Common Stock (other than shares, if any, as to which dissenters' rights have been exercised pursuant to California law) will be converted into .04684342 of a share of REMEC Common Stock. Cash will be paid in lieu of fractional shares of REMEC Common Stock otherwise issuable upon consummation of the Merger. Holders of Magnum Common Stock who do not vote their shares in favor of the Merger Agreement may, under certain circumstances and by following prescribed statutory procedures, have the right to require such shares to be purchased for cash. See "Terms of the Merger -- Dissenters' Rights." In addition, each Outstanding Magnum Option will be assumed by REMEC upon consummation of the Merger. After such assumption, REMEC shall issue, upon any partial or total exercise of any Outstanding Magnum Option, in lieu of shares of Magnum Common Stock, the number of shares of REMEC Common Stock to which the holder of the Outstanding Magnum Option would have been entitled at the Effective Date had the holder exercised the Outstanding Magnum Option immediately prior to the Effective Date. The price per share of REMEC Common Stock to be paid upon the exercise of each Outstanding Magnum Option assumed by REMEC shall be adjusted so that the exercising option holder shall pay the same amount for exercising a given portion of the Outstanding Magnum Option assumed by REMEC that would have been paid had that same portion of the Outstanding Magnum Option been exercised before the Effective Date. Only whole shares of REMEC Common Stock shall be issued upon exercise of an Outstanding Magnum Option. See "Terms of the Merger -- Manner and Basis of Converting Shares and Outstanding Magnum Options."

     THE BOARD OF DIRECTORS OF EACH COMPANY HAS CONCLUDED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO AND IN THE BEST INTERESTS OF SUCH COMPANY AND ITS SHAREHOLDERS. THE BOARD OF DIRECTORS OF MAGNUM UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF MAGNUM VOTE IN FAVOR OF THE MERGER AGREEMENT.

     The principal executive offices of REMEC are located at 9404 Chesapeake Drive, San Diego, California 92123, and its telephone number at that address is
(619) 560-1301. The principal executive offices of Magnum are located at 1990 Concourse Drive, San Jose, California 95131, and its telephone number at that address is (408) 432-9898.


     This Prospectus/Proxy Statement is first being mailed to shareholders of
Magnum on or about July   , 1996.


     The information set forth in this Prospectus/Proxy Statement concerning REMEC has been furnished by REMEC. The information set forth in this Prospectus/Proxy Statement concerning Magnum has been furnished by Magnum.

                               VOTING AND PROXIES

DATE, TIME AND PLACE OF MEETING


     The Magnum Meeting will be held at Magnum's principal executive offices,
1990 Concourse Drive, San Jose, California 95131, on August   , 1996, at 10:00
a.m., local time.


RECORD DATE AND OUTSTANDING SHARES OF MAGNUM

     Shareholders of record of Magnum Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Magnum Meeting. At the Record Date, there were approximately 184 Magnum shareholders of record, and 20,083,329 shares of Magnum Common Stock issued and outstanding. Except for the shareholders identified under "Information Concerning Magnum -- Security Ownership of Certain Beneficial Owners and Management," there were no persons known to the management of Magnum to be the beneficial owners of more than 5% of the outstanding Magnum Common Stock.

VOTING OF PROXIES

     All properly executed proxies that are not revoked will be voted at the Magnum Meeting in accordance with the instructions contained therein. Proxies containing no instructions regarding the proposal specified in the form of proxy will be voted for approval of the Merger Agreement and related transactions in accordance with the recommendation of the Board of Directors of Magnum. If any other matters are properly brought before the Magnum Meeting and submitted to a vote, all proxies will be voted in accordance with the judgment of the persons voting the proxies. Any shareholder signing a proxy has the power to revoke it prior to the Magnum Meeting or at the Magnum Meeting prior to the vote pursuant to the proxy. A proxy may be revoked by delivery of an authorized notice of revocation or by a subsequent proxy that is signed by the shareholder and presented at the Magnum Meeting or by attendance at the Magnum Meeting and voting in person.

VOTE REQUIRED

     Under California law, approval of the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of the Magnum Common Stock. The presence, in person or by proxy, of the holders of at least a majority of the outstanding shares of Magnum Common Stock entitled to vote, is necessary to constitute a quorum at the Magnum Meeting. At the record date there were 20,083,329 shares entitled to vote and the favorable vote of 10,041,665 shares are required. The Merger Agreement contemplates the issuance by Magnum of 2,800,000 shares of Magnum Common Stock for cash to certain third-party investors (the "Private Placement") and such shares will not be entitled to vote on the Merger if such shares are issued after the record date. Officers and directors of Magnum own 73.5% of the Magnum shares entitled to vote at the Magnum Meeting, and they have advised Magnum that they will vote such shares in favor of the Merger. The Merger is also subject to a number of other conditions. See "Terms of the Merger -- Conditions to the Merger."

     Under the terms of the Merger Agreement, REMEC will issue 1,081,161 shares of previously authorized REMEC Common Stock to Magnum shareholders, or 13.8% of the number of shares of REMEC Common Stock outstanding as of May 31, 1996. Accordingly, approval of the shareholders of REMEC is not required to consummate the proposed merger.

SOLICITATION OF PROXIES AND EXPENSES

     Magnum will bear the cost of the solicitation of proxies from is shareholders. In addition to solicitation by mail, the directors, officers and employees of Magnum may solicit proxies from shareholders by telephone, telegram, letter or in person.

                      THE MERGER AND RELATED TRANSACTIONS

BACKGROUND OF THE MERGER

     Mr. Ragland, the Chief Executive Officer of REMEC, and Joseph Lee, the Chief Executive Officer of Magnum, have known each other for years and from time to time have had conversations regarding the possibility of combining the two companies. While both companies were privately held Magnum believed that it was preferable to seek growth, primarily through strategic acquisitions as an independent entity. However, the microwave business generally has been characterized over the last several years by increasing price competition, reductions in military spending, requirements by commercial customers for investment in non-recoverable engineering and increasing research and development expenditures for new products. In seeking acquisitions, Magnum was impacted by, among other things, the fact that since its stock was not publicly traded. Because of its relative size, the availability of cash resources and its inability to readily use stock for acquisition purposes, Magnum was at a disadvantage in seeking larger acquisition opportunities.

     Prior to the public offering of REMEC's Common Stock, REMEC either obtained components for use in its products from third parties or developed such components internally. REMEC, however, has for some time desired to gain additional component development and manufacturing capabilities to augment its existing products and to reduce reliance on thirdparty suppliers. Magnum is thought to be a particularly attractive source of such components and combining with Magnum could help achieve REMEC's goal of establishing superior component development and manufacturing capabilities.

     Following REMEC's public offering in February 1996, Mr. Lee and Mr. Ragland commenced informal discussions regarding a possible combination of Magnum and REMEC. The following summarizes the relevant events leading up to signing of the Merger Agreement.

     On February 16, 1996, Mr. Ragland and Jack Giles, Executive Vice President of REMEC, met with Mr. Lee to discuss the possibility of combining REMEC and Magnum. The parties tentatively agreed that such a combination could be mutually beneficial to REMEC, Magnum and their shareholders and agreed to continue discussions at a later date.


     On March 1, 1996, Messrs. Ragland and Lee met with John Michaelson of Needham & Company, Inc., REMEC's principal underwriters. Messr. Ragland and Lee were advised by Mr. Michaelson that, depending upon the specific terms of any proposed combination of REMEC and Magnum, such a combination could increase value to shareholders and could increase the attractiveness of REMEC to potential investors. As a result of this meeting, Messrs. Ragland and Lee decided to continue their discussions at a later date and to begin to explore more specific alternatives to combining REMEC and Magnum. Needham & Company, Inc. was not engaged to perform investment banking services in the transaction, and will receive no fees in connection with the Merger.


     On March 15, 1996, Mr. Lee visited the offices of REMEC to become more familiar with the business and operations of REMEC and to meet management personnel of REMEC. Mr. Lee decided that the operations of REMEC could be compatible with Magnum's operations.

     On April 4, 1996, Messrs. Ragland and Lee met and further discussed a possible combination and various strategies to accomplish a combination that would be beneficial to both REMEC, Magnum and their shareholders. Although the specific terms of a potential combination were not discussed, the parties agreed to further evaluate a potential combination and, if such further evaluation was favorable, to meet at a later date to discuss more specific terms of a potential combination.


     On April 24, 1996, Messrs. Ragland and Lee had a telephone conversation to discuss general terms of a proposed combination of REMEC and Magnum, including the amount and form of consideration to be provided to Magnum shareholders. From April 24 to 30, 1996, Messrs. Ragland and Lee held several additional telephone conversations to discuss with specificity mutually beneficial terms of a proposed combination, including a range of consideration in the merger, role of Magnum management in the combined company and so forth.


     After further consideration of a proposed combination by senior management of REMEC, on April 30, 1996, REMEC orally presented a formal proposal to Magnum outlining the general terms of a proposed combination. On April 30, 1996 the Board of Magnum met and approved the terms of REMEC's proposal and authorized Mr. Lee to negotiate more specific terms with REMEC.


     On May 1, 1996, Messrs. Ragland and Lee further discussed the terms of a potential combination and agreed upon the essential terms of the Merger, pending Board of Director approval of each company. The exchange ratio of shares of REMEC Common Stock for Magnum Common Stock was determined by negotiation between Messrs. Ragland and Lee.



     On May 9, 1996, members of management of REMEC and Magnum met and REMEC further evaluated informally pro forma financial information available to REMEC and prepared by Magnum and to evaluate the attractiveness of a combination of REMEC and Magnum from a business perspective. After favorable results of these evaluations (including an assessment of complementary technologies and products, pro forma combined results of operations and potential dilution or accretion in REMEC earnings per share) the Boards of Directors of REMEC and Magnum approved the Merger on May 10 and 16, 1996, respectively.



     No investment bankers were retained in connection with the Merger because neither the REMEC nor the Magnum managements and Boards of Directors believed they were necessary or would add significantly to the Merger. The Boards of Directors of both companies believed they had appropriate information and skill to evaluate the Merger.


REASONS FOR THE MERGER

     The REMEC and Magnum Boards believe that the combination of REMEC and Magnum will bring together for the benefit of their shareholders the complementary strengths of their organizations. Both REMEC and Magnum provide, among others, microwave based products to the defense and commercial wireless communications industry, and the Merger will allow the combined company to strengthen and broaden its microwave product lines. The combined company also will increase in size, which the Boards believe will enhance the combined company's profile with customers and with the investment community.


     During the Merger discussions, both business and financial reasons for the Merger were reviewed extensively. The business factors considered were each company's products, reputation, research and development capabilities, manufacturing facilities, sale activities and customer bases, and operating efficiencies that may be derived from the combination of the businesses. The financial factors considered were the operating histories, 1996 and 1997 operating plans and balance sheets of the two companies. The prospects of the combined company are subject to a number of risks which were considered by the Boards of Directors. See "Risk Factors."


     REMEC: At its May 10, 1996 Board meeting, the Board of Directors of REMEC approved the Merger. After a presentation by management of REMEC, the Board authorized the Merger for the following reasons:

          1. The companies have complementary product lines and potential long-term benefits may result from the combination of their businesses. The REMEC Board believes that Magnum's components, particularly its oscillators and mixers, are highly regarded in the microwave industry and such components will augment REMEC's ability to produce leading microwave multi-function modules ("MFMs").

          2. Both companies have performed well over the past few years. See "REMEC Selected Financial Data" and "Magnum Selected Financial Data." The historical operating performance of Magnum and REMEC's core defense products, MFMs and components for microwave transmission systems has been relatively parallel over the past three years, although it has varied from period to period as a reflection of timing of customer orders. See "REMEC's Management Discussion and Analysis of Financial Condition and Results of Operations" and "Magnum's Management Discussion and Analysis of Financial Condition and Results of Operations." The REMEC Board also noted the strength of Magnum's balance sheet, as well as the synergies to be obtained from combining the companies' product lines and operations.

          3. The companies have managerial and technical strengths. The REMEC Board believes that each company is a strong competitor on the basis of managerial talent and technical competence. The REMEC Board believes that the Merger will allow the combined company to benefit from combining these strengths from both companies. The REMEC Board noted in particular that Mr. Lee, the Chairman of the Board, Chief Executive Officer and President of Magnum, will bring substantial and valuable industry expertise to the combined company as a Board member of REMEC and officer of Magnum and REMEC following the Merger.


          4. REMEC shareholders may benefit from the Merger. Although REMEC does not need to acquire another business to continue its operations, the REMEC Board believes that it would be in the interest of REMEC to acquire additional expertise in producing microwave components, particularly components such as oscillators and mixers, if such technology can be acquired in a prudent manner. Magnum is a company long known to REMEC as having a strong reputation in the industry, good products that would complement REMEC's MFMs, and is in a strong financial position. Customers are increasingly requiring a broad capability in component technology to be incorporated in ever more complex MFMs. The acquisition of Magnum's component expertise coupled with REMEC's existing capabilities will enable REMEC to be more responsive to these customer requirements. Thus, the REMEC Board believes that the Merger presents an opportunity for REMEC to grow by strengthening its MFM capabilities with Magnum's reputable components that are well regarded by its customers, and that this growth will enhance REMEC reputation with its customers and with the investment community. Approximately two-thirds of Magnum's business is commercial in nature which will assist REMEC's diversification from the defense industry.



          5. REMEC's Board believes that combining the two companies at the Exchange Ratio is fair to REMEC from a financial point of view and that issuance of the REMEC Common Stock pursuant to the terms of the Merger Agreement would result in a minimum dilutive effect to REMEC shareholders. The REMEC Board also considered the potential accretive effect on earnings per share that could result from the Merger. The potential ownership dilution to REMEC shareholders was considered to be a negative factor but was outweighed by the other favorable reasons for the Merger.


     The REMEC Board considered the above in light of its knowledge of the business and operations of REMEC, information presented by REMEC management, and its business judgment. In view of the number and complexity of factors considered, the REMEC Board did not assign a relative weight to any of the factors considered. However, the REMEC Board placed special emphasis on its belief in the complementary business, financial and management strengths of REMEC and Magnum, its view that those complementary strengths would enhance the value of the combined company in the eyes of its customers and the investment community, and its view that the Exchange Ratio is fair to REMEC from a financial point of view.

     Magnum: On May 16, 1996, a meeting of the Magnum Board was held at which the final draft of the Merger Agreement was reviewed and discussed. Following the discussion the Magnum board concluded that the proposed Merger was fair and in the best interests of Magnum and its shareholders and unanimously approved the Merger Agreement.

     In reaching its decision to enter into the Merger Agreement and to recommend approval of the Merger Agreement by the shareholders of Magnum, the Magnum Board considered a number of factors, including the factors described below. In light of the variety of factors considered in its evaluation of the Merger, the Magnum Board did not find it practical to and did not quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

          1. The Magnum Board considered the liquidity offered by the proposed Merger to Magnum's shareholders. The Magnum Board believed that it was unlikely that Magnum would be able to make a public offering of its stock in the foreseeable future and that the Merger offered shareholders the opportunity to own a publicly traded stock of a significantly larger business enterprise. In addition, the Magnum Board considered the tax-free nature of the Merger, which will permit Magnum shareholders to retain their investment without immediate taxation of any gain.

          2. The Magnum Board considered Magnum's growth opportunities as an independent company compared with the growth opportunities available to a publicly traded and larger company such as REMEC. The Magnum Board believed that the acquisition opportunities available to a larger organization with a publicly traded stock provided significant benefits in attracting better and more sizable acquisition candidates.

          3. The Magnum Board considered general business and competitive conditions in the industry. The Magnum Board believed that the competitive conditions in the industry would remain more difficult for smaller companies as a result, among other things, of the necessity for greater investment in research and development. The combination with REMEC would give the combined company greater leverage and visibility in dealing with customers and suppliers.

          4. The Magnum Board considered the strategic and operating synergies, as well as other benefits, that could result from the integration of Magnum and REMEC. For example, the Magnum Board believed that Magnum's ability to recruit and retain engineers would be enhanced by the Merger, and that Magnum's marketing and sales group would benefit from the resources of REMEC's marketing and sales group. For example, Magnum's marketing and sales group consists of about 6 employees while REMEC's group consists of 32 employees.

          5. The Magnum Board considered the opportunities available from REMEC's experience in the wireless market and the potential for creating a broader line of products, particularly given the complementary nature of the two companies' product lines. The Magnum Board believed that the Merger would permit Magnum to leverage its technology with that of REMEC to create cross-selling and new product opportunities.


          6. The Magnum Board considered the terms of the proposed offer, including the valuation of Magnum, particularly as compared with the repurchase by Magnum of a number of shares of its outstanding stock during January 1996 at a price of $.20 per share. Based on the $18.50 price per share of REMEC Common Stock on May 16, 1996, the equivalent $.87 per share of Magnum Common Stock was considered a favorable premium to the Magnum shareholders. The Board also considered an internal pro forma analysis of return on equity of Magnum as an independent company based on certain assumptions compared with a similar analysis of REMEC and Magnum combined. The Magnum Board also considered the strong financial performance of REMEC in recent years, its price/earnings ratio and balanced these factors against the risks associated with the potential volatility of the REMEC Common Stock. The Magnum Board also considered and felt comfortable with REMEC's strategic direction and the added value that Magnum would contribute to the combined company. The Magnum Board also considered its obligations under an agreement among Magnum and certain of its shareholders which might have limited Magnum's growth opportunities. Pursuant to such agreement, the Magnum Board would be obligated to adopt the cash dividend policy described below no later than July 1, 1997, unless its sold shares to the public pursuant to a public offering under the Securities Act of 1933, or entered into a transaction such as the Merger. The dividend policy set forth in the agreement -- which subject to Chapter 5 of the General Corporation Law of California, Magnum meeting certain financial tests, covenants in financing agreements and the discretion of the Magnum
     Board -- provides for the payment
     of cash dividends to the holders of Magnum Common Stock starting at 15% of Magnum's after-tax profit in the first fiscal year of the policy's implementation, and increases 5% per year up to a maximum of 40% for any given year. The agreement will terminate upon the conclusion of the Merger.


     THE BOARD OF DIRECTORS OF EACH COMPANY BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF SUCH COMPANY AND ITS SHAREHOLDERS. MAGNUM'S BOARD OF DIRECTORS THEREFORE UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE IN FAVOR OF THE MERGER.

MANAGEMENT AFTER THE MERGER


     The Board of Directors of REMEC currently consists of Ronald Ragland, Denny Morgan, Jack Giles, Errol Ekaireb, Andre Horn, Gary Luick, Jeffrey Nash, Thomas
A. Corcoran and William H. Gibbs. As a result of the Merger, Joseph Lee will be added to the Board of Directors of REMEC and will become an officer of REMEC.


     The officers of Magnum will not change as a result of the Merger. With the exception of Joseph Lee, Chairman of the Board of Magnum, all members of the current Board of Directors of Magnum will resign on the Effective Date.

MAGNUM STOCK OPTIONS

     As of March 29, 1996, 319,178 shares of Magnum Common Stock were reserved for issuance pursuant to Magnum's 1990 Incentive Stock Option Plan (the "Magnum Option Plan") in addition to which options to purchase a total of 147,000 shares of Magnum Common Stock were outstanding (the "Outstanding Magnum Options"). The terms of the Magnum Option Plan allow outstanding options to be assumed by a successor company in a transaction such as the Merger. The Outstanding Magnum Options will be assumed by REMEC upon consummation of the Merger. See "Terms of the Merger -- Manner and Basis of Converting Shares and Outstanding Magnum Options."

PRIOR RELATIONSHIP BETWEEN REMEC AND MAGNUM

     In the past, Magnum has sold products to REMEC in occasional arms length transactions.

                              TERMS OF THE MERGER

     The detailed terms of, and conditions to, the Merger are contained in the Agreement of Reorganization and the Agreement of Merger, copies of which are attached to this Prospectus/Proxy Statement as Appendix A and Appendix B, respectively, and incorporated herein by reference. The statements made in this Prospectus/Proxy Statement with respect to the terms of the Merger and related transactions are qualified in their entirety by the text of those Agreements, collectively referred to herein as the "Merger Agreement."

EFFECTIVE DATE OF THE MERGER

     The Merger Agreement provides for the Merger of RAC with and into Magnum, with Magnum to be the surviving corporation. As a result of the Merger, Magnum will become a wholly owned subsidiary of REMEC, RAC will cease to exist, each issued and outstanding share of Magnum Common Stock will be converted into
 .04684342 of a share of REMEC Common Stock (other than shares, if any, as to which dissenters' rights have been exercised pursuant to California law).

     It is anticipated that, if the Merger is approved at the Magnum Meeting and all other conditions to the Merger have been fulfilled or waived, the Agreement of Merger will be filed with the California Secretary of State immediately following the Magnum Meeting at which time the Merger will become effective (the "Effective Date"). See "Terms of the Merger -- Conditions to the Merger."

MANNER AND BASIS OF CONVERTING SHARES AND OUTSTANDING MAGNUM OPTIONS

     As of the Effective Date of the Merger, each issued and outstanding share of Magnum Common Stock (other than shares, if any, as to which dissenters' rights have been exercised pursuant to California law) will be converted into
 .04684342 of a share of REMEC Common Stock. No fractional shares of REMEC Common Stock will be issued in connection with the Merger. In lieu of fractional shares, each Magnum shareholder who would otherwise be entitled to a fractional share will receive cash equal to the arithmetic average of the closing sales prices of REMEC Common Stock on the NNM for the five trading days immediately preceding the Effective Date multiplied by the fraction of a shares of REMEC Common Stock to which the shareholder would otherwise be entitled.

     Based on the Exchange Ratio of .04684342 shares of REMEC Common Stock for each share of Magnum Common Stock, and based on the $20.75 closing sale price of REMEC Common Stock on May 31, 1996, each share of Magnum Common Stock will have a market value of approximately $.97.

     In addition, each Outstanding Magnum Option will be assumed by REMEC upon consummation of the Merger. After such assumption, REMEC shall issue, upon any partial or total exercise of any Outstanding Magnum Option, in lieu of shares of Magnum Common Stock, the number of shares of REMEC Common Stock to which the holder of the Outstanding Magnum Option would have been entitled at the Effective Date had the holder exercised the Outstanding Magnum Option immediately prior to the Effective Date. The price per share of REMEC Common Stock to be paid upon the exercise of each Outstanding Magnum Option assumed by REMEC shall be adjusted so that the exercising option holder shall pay the same amount for exercising a given portion of the Outstanding Magnum Option assumed by REMEC that would have been paid had that same portion of the Outstanding Magnum Option been exercised before the Effective Date. Only whole shares of REMEC Common Stock shall be issued upon exercise of an Outstanding Magnum Option. An Outstanding Magnum Option shall not be exercisable for a fractional share unless it is exercised to the full extent of shares then subject to it, in which case, in lieu of receiving any fractional share of REMEC Common Stock, the holder of the option shall receive in cash the fair market value of the fractional share of the date of exercise.

     Based upon the number of outstanding shares of REMEC Common Stock on May 31, 1996 and Magnum Common Stock as of the Record Date, and assuming that: (i) no Magnum or REMEC shareholders exercise dissenters' rights; and (ii) no outstanding REMEC or Magnum options are exercised prior to the Merger, approximately 8,884,140 shares of REMEC Common Stock will be outstanding as of the Effective Date of the Merger, of which approximately 1,081,161 shares (approximately 12.17% of the total), will be issued to the former holders of Magnum Common Stock, including 131,161 shares to be issued pursuant to the Private Placement. Joseph Lee will receive 506,187 shares and will be among the largest shareholders of REMEC.

EXCHANGE OF CERTIFICATES

     Immediately after the Effective Date of the Merger, REMEC will cause to be mailed or otherwise delivered to each Magnum shareholder of record a letter of transmittal with instructions to be used by such shareholder in surrendering certificates that, prior to the Merger, represented shares of Magnum Common Stock (the "Magnum Stock Certificates"). Promptly after the Effective Date of the Merger, REMEC will notify the holders of Magnum options of the procedures to be followed in connection with REMEC's assumption of the Outstanding Magnum Options, which may include delivery of certain documentation to REMEC.

     Upon surrender of a Magnum Stock Certificate to REMEC, together with a duly executed letter of transmittal, REMEC and First Interstate Bank of California, REMEC's transfer agent, will arrange for the holder of such certificate to receive in exchange therefor a certificate evidencing the number of shares of REMEC Common Stock to which such holder of Magnum Common Stock is entitled plus cash for any fractional share. In the event there has been a transfer of ownership of shares of Magnum Common Stock that is not reflected on the transfer records of Magnum, REMEC Common Stock may be delivered to a transferee if the certificate representing such Magnum Common Stock is presented to REMEC, together with the related letter of transmittal, and accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

     Until a Magnum stock certificate has been surrendered to REMEC, each such certificate shall be deemed at any time after the Effective Date of the Merger to represent the right to receive, upon such surrender, certificates for such number of shares of REMEC Common Stock as the shareholder is entitled under the Merger Agreement. After the Effective Date of the Merger, there will be no further registration of transfers of Magnum Common Stock.

     MAGNUM SHAREHOLDERS SHOULD NOT SURRENDER THEIR CERTIFICATES FOR EXCHANGE PRIOR TO APPROVAL OF THE MERGER BY THE MAGNUM SHAREHOLDERS AND RECEIPT OF THE TRANSMITTAL LETTER FROM THE EXCHANGE AGENT.

CONDUCT OF BUSINESS PRIOR TO THE MERGER

     Under the Agreement of Reorganization, Magnum has agreed that it will carry on its business in the ordinary and usual course and that it will not: (i) declare or pay any dividend or distribution; (ii) adjust rates of compensation to officers, directors, employees or consultants other than in accordance with past practices; (iii) modify, rescind or waive any right under existing contracts that could have a material adverse effect on the business of Magnum;
(iv) discharge or satisfy any lien or encumbrance, or pay any obligation or liability other than current liabilities shown on Magnum's 1996 balance sheet and current liabilities incurred since the date of Magnum's 1996 balance sheet in the ordinary course of business; (v) mortgage, pledge, or impose any security interest, claim, encumbrance or other restriction on any of Magnum's assets;
(vi) merge with or into or consolidate with any other corporation or amend its Articles of Incorporation or By-laws; (vii) make any change in its authorized or outstanding capital stock or otherwise in its capital structure; (viii) incur any indebtedness for borrowed money; (ix) issue or deliver any stock, bonds or other securities or debt instruments, or any options, warrants or other rights calling for the issuance or delivery thereof (except to effect the Private Placement and to effect the exercise of Outstanding Magnum Options); (x) purchase or redeem, or agree to purchase or redeem, any of its capital stock or other securities; (xi) terminate or amend any material contract, agreement, license or other instrument to which Magnum is a party or by which any of its assets are bound, except agreements which by their terms are terminable in the ordinary course of business; or (xii) enter into certain long-term contracts.

     Prior to the Merger, Magnum will not conduct negotiations or discussions with any other party regarding a possible acquisition of Magnum or of all or a substantial part of its business or assets. Magnum has also agreed to promptly advise REMEC in writing of any and all material events and developments concerning its financial position, assets, liabilities, results of operations or business or any of the items or matters covered by Magnum's representations and warranties contained in the Agreement of Reorganization.

     Each party to the Agreement of Reorganization has agreed to give prompt notice to the other party as soon as practicable after it has actual knowledge of (i) the occurrence, or failure to occur, of any event which would or would be likely to cause either party's representations or warranties contained in the Agreement of Reorganization to be untrue or incorrect in any material respect at any time from the date hereof to the Effective Date, or (ii) any failure on its part or on the part of any of its subsidiaries, officers, directors, employees, representatives or agents (other than persons or entities who are such employees, representatives or agents only because they are appointed insurance agents of such parties) to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by such party under the Agreement of Reorganization. Each party has the right to deliver to the other party a written disclosure letter as to any matter of which it becomes aware following execution of the Agreement of Reorganization which would constitute a breach of any representation, warranty or covenant of the Agreement of Reorganization by such party.

     Except as otherwise required by applicable law, each party to the Agreement of Reorganization will keep confidential data, information or documents it obtains from the other and will not disclose (other than to its attorneys, accountants, advisors or prospective investors, who are themselves required to keep such information confidential) prior to the Merger (or ever, if the Merger does not occur) to any third party such data, information or documents obtained from the other or from any director, officer, employee or agent of the other or any data or documents prepared on the basis of such data, information or documents except in each case for any data, information or document which: (i) was or is in the public domain; (ii) was already known prior to its disclosure by the other or (iii) is disclosed to a party by a third party that is not an agent of the other.

     In addition, each company has agreed to afford to the other reasonable access to its corporate books and records, and to cause its accountants, officers, directors and shareholders to cooperate with the other company in making available all material information reasonably requested.

CONDITIONS TO THE MERGER

     The obligations of REMEC to consummate the Merger are subject to the satisfaction or waiver of a number of conditions, including but not limited to the following: (i) the representations and warranties of Magnum contained in the Merger Agreement shall be true in all material respects, and Magnum shall have duly performed all covenants required by the Merger Agreement to be performed or complied with; (ii) REMEC and RAC shall have received a satisfactory opinion of counsel to Magnum; (iv) each director of Magnum, other than Joseph Lee with respect to his directorship with Magnum, shall have resigned; (v) all consents required for the consummation of the Merger under any agreement or license to which Magnum or any of its subsidiaries is a party or by or under which either of them is bound or licensed shall have been received; (vi) Magnum shall have caused to be furnished to REMEC good standing certificates and tax good standing certificates from the jurisdictions in which Magnum is qualified to conduct business, (vii) the Registration Statement shall have been declared effective by the SEC; (viii) the Merger Agreement shall have been approved by the shareholders of Magnum and no more than 10% of the Magnum Common Stock shall have not been voted in favor of the Merger; (ix) REMEC shall have received a satisfactory letter from Ernst & Young LLP to the effect that the merger will be accounted for as a pooling of interests; (x) REMEC shall have received representation letters from certain shareholders of Magnum for the purpose of obtaining pooling of interests accounting treatment; (xi) Magnum shall not have suffered a material adverse change in its financial condition, assets, or business or liabilities; (xii) REMEC shall not have determined that the Merger has become inadvisable or impractical by reason of the institution or threat of institution, by any person, of litigation or other proceedings; (xiii) the Private Placement shall have closed at least 10 days prior to the Effective Date; (xiv) the aggregate cash balances in all Magnum bank accounts net of all unpresented checks or other claims on such accounts shall be not less than the proceeds received by Magnum from the Private Placement; (xv) REMEC shall have received a pre-closing balance sheet of Magnum showing an adjusted net worth of at least $3,360,000 at least one day before the Effective Date; and (xvi) Joseph Lee shall have entered into a non-competition agreement with REMEC, and Mr. Lee and certain other officers of Magnum shall have entered into employment agreements with REMEC.

     The obligations of Magnum to consummate the Merger are subject to the satisfaction of a number of conditions, including but not limited to the following: (i) the representations and warranties of REMEC contained in the Merger Agreement shall be true in all material respects; (ii) REMEC shall have duly performed all covenants required by the Merger Agreement to be performed or complied with by it; (iii) Magnum shall have received a satisfactory legal opinion from counsel to REMEC; (iv) the Merger Agreement shall have been approved by the shareholders of Magnum; (iv) Magnum shall have received an opinion of its counsel as to the tax-free nature of the Merger; (v) Magnum shall have received a satisfactory letter from Ernst & Young LLP to the effect that the merger will be accounted for as a pooling of interests; (vi) Magnum shall have received a draft copy or a copy of REMEC's Form 10-Q Report as filed with the SEC with respect to the fiscal quarter ended April 30, 1996; (vii) the Registration Statement shall have been declared effective by the SEC; (viii) REMEC shall have caused to be furnished to Magnum certain corporate and tax good standing certificates; (xi) certain officers of Magnum shall have entered into an employment agreement with REMEC; (xii) the Private Placement shall have closed at least 10 days prior to the Effective Date; and (xiii) there shall have been no material adverse changes in REMEC's financial condition, business, assets or liabilities (actual or contingent).

TERMINATION OR AMENDMENT OF MERGER AGREEMENT

     The Merger Agreement may be terminated at any time prior to the Effective Date, without regard to whether approval of the shareholders of Magnum to the Merger has been obtained: (a) by mutual consent of REMEC and Magnum; or (b) by either REMEC or Magnum if any of the conditions precedent to the obligations of such party have not been fulfilled. See "Terms of the Merger -- Conditions to the Merger." The Merger Agreement may be terminated by REMEC alone or Magnum alone, by written notice, if the Merger has not taken place by August 31, 1996.

     The Merger Agreement may be amended by the parties thereto at any time by written approval of Magnum, RAC and REMEC.


UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS



     In the opinion of Gibson, Dunn & Crutcher LLP, counsel to Magnum ("Counsel"), the following discussion sets forth the material anticipated federal income tax consequences under the Internal Revenue Code of 1986, as amended (the "Code"), to REMEC, Magnum and to Magnum shareholders who receive REMEC Common Stock in exchange for Magnum Common Stock as a result of the Merger or who receive payment for their shares upon exercise of their dissenters' rights or payment for fractional shares. The discussion is based on the Code, Treasury Regulations promulgated and proposed thereunder, judicial decisions and published administrative rulings and pronouncements of the Internal Revenue Service ("IRS"), as in effect on the date hereof. Changes in or additions to such rules, or new interpretations thereof, may have retroactive effect and therefore could significantly affect the consequences described below. This discussion does not deal with all aspects of federal taxation that may be relevant to REMEC, Magnum or Magnum shareholders, nor does the discussion deal with tax issues peculiar to certain types of taxpayers (including but not limited to life insurance companies, S corporations, financial institutions, tax-exempt organizations or retirement accounts and foreign taxpayers). No aspect of foreign, state, local or estate and gift taxation is addressed. Shareholders should note that Counsel's opinion represents only Counsel's best judgment on the matters discussed herein. Such opinion is not binding on the Internal Revenue Service ("IRS") and there can be no assurance that the IRS will take a similar view with respect to the tax consequences described below. No ruling has been or will be requested by REMEC or Magnum from the IRS on any tax matters relating to the Merger.


     SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.


  Consequences to REMEC and Magnum


     The Merger will constitute a reorganization under Section 368(a) of the Code if carried out in the manner set forth in the Merger Agreement. By reason of the Merger constituting a "reorganization," no gain or loss will be recognized by REMEC, RAC or Magnum.

  Consequences to Magnum Shareholders

     By virtue of the qualification of the Merger as a "reorganization" under the Code, no gain or loss will be recognized by the Magnum shareholders upon the receipt in the Merger of REMEC Common Stock in exchange for their shares of Magnum Common Stock.

     The aggregate tax basis of the REMEC Common Stock received by each Magnum shareholder, will be the same as the aggregate tax basis of the Magnum Common Stock surrendered in exchange therefor reduced by any basis attributable to a fractional share of REMEC Common Stock for which the shareholder receives cash.

     The holding period for each share of REMEC Common Stock received by each shareholder of Magnum in exchange for Magnum Common Stock will include the period for which such shareholder held the Magnum Common Stock exchanged therefor, provided such shareholder's Magnum Common Stock is held as a capital asset at the Effective Date of the Merger.

     Shareholders of Magnum who exercise dissenters' rights with respect to their shares of Magnum Common Stock and who receive payment for such shares in cash (see "Terms of the Merger -- Dissenters' Rights"), will generally recognize capital gain or capital loss measured by the difference between the amount of cash received and the shareholder's basis in such shares, provided that such shares are a capital asset in the hands of such shareholder at the Effective Date of the Merger. Such gain or loss will be "long-term" gain or loss if the shares have a holding period of more than one year on the date of disposition.

     A Magnum shareholder who receives a cash payment in lieu of a fractional share of REMEC Common will be treated as if the fractional share were distributed in the Merger and then redeemed by REMEC, and will recognize capital gain or capital loss measured by the difference between the amount of cash received and the shareholder's basis in the fractional share (which will be a pro rata portion of the shareholder's basis in the Magnum Common Stock surrendered in the Merger), provided such shareholder's Magnum Common Stock is held as a capital asset at the Effective Date of the Merger.


     The anticipated federal income tax consequences of the Merger discussed above are based on the accuracy of certain representations set forth in the Merger Agreement which, if untrue, could affect the discussions set forth herein. Counsel's opinion is conditioned upon the accuracy of all the representations in the Merger Agreement and in particular on the representations and shareholder agreements (described in the next paragraph) with respect to the "continuity of interest" requirement.



     In order for the Merger to satisfy the continuity of interest requirement, Magnum Shareholders must not, pursuant to a plan or intent existing at or prior to the Effective Date of the Merger, dispose of an amount of REMEC Common Stock to be received in the Merger (including dispositions through the exercise of dissenter's rights and, under certain circumstances, pre-merger dispositions of Magnum Common Stock) such that the Magnum shareholders do not retain a meaningful continuing equity ownership in REMEC. So long as holders of Magnum Common Stock do not plan to dispose of in excess of 50% of the REMEC Common Stock to be received as described above (the "50% Test"), such requirement should be satisfied. Management of Magnum and REMEC have represented that they have no knowledge of a plan or intention that would result in the 50% Test not being satisfied. As further assurance that the continuity of interest requirement will be met, Magnum will require that certain of its large shareholders indicate their agreement that, during the one-year period after the Effective Date, such shareholders will not sell, exchange or otherwise dispose of more than 50% of the shares of REMEC Common Stock received in the Merger.


     A successful IRS challenge to the above-described status of the Merger (based on a failure to satisfy the "continuity of interest" requirement or otherwise) would result in a Magnum shareholder recognizing gain or loss with respect to each share of Magnum Common Stock surrendered equal to the difference between such shareholder's basis in such share and the fair market value of the REMEC Common Stock received in exchange therefor. In such event, a Magnum shareholder's aggregate basis in the shares of REMEC Common Stock received in the exchange would equal the fair market value of such shares and the shareholder's holding period for such shares would not include the period during which the shareholder held Magnum Common Stock.

  Reporting Requirements

     Each Magnum shareholder who receives shares of REMEC Common Stock pursuant to the Merger is required by IRS regulations to file with his or her federal income tax return for 1996 a statement that provides details relating to the cost or basis of the stock transferred in the exchange and the amount of stock and other property or money received from the exchange.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. SHAREHOLDERS OF MAGNUM SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

ACCOUNTING TREATMENT

     The Merger will be treated as a pooling of interests for accounting purposes. Under this accounting treatment, the recorded assets and liabilities of Magnum and RAC are carried forward to the combined operations of the surviving corporation at their recorded amounts. No recognition of goodwill in the combination is required of any party to the Merger.

     To ensure that the Merger will be accounted for as a pooling of interests, certain shareholders of Magnum will provide a representation letter providing, among other things, that they will not sell any shares held in Magnum, within 30 days prior to the Effective Date of the Merger and that they will not make any disposition of REMEC Common Stock until such time as REMEC has published financial results covering at least 30 days of post-merger combined operations of REMEC and Magnum. See "Terms of the Merger -- Affiliates' Restrictions on Sale of Magnum and REMEC Stock."

AFFILIATES' RESTRICTIONS ON SALE OF MAGNUM AND REMEC STOCK

     The shares of REMEC Common Stock to be issued in the Merger have been registered under the Securities Act by a Registration Statement on Form S-4, thereby allowing such securities to be traded without restriction by any former holder of Magnum Stock: (i) who is not deemed to be an "affiliate" of Magnum prior to the consummation of the Merger, as "affiliate" is defined for purposes of Rule 145 under the Securities Act; and (ii) who does not become an "affiliate" of REMEC after the Merger. Magnum shareholders who may be deemed affiliates of Magnum will be so advised prior to the Merger.

     Magnum will use best efforts to cause each Magnum shareholder who is an affiliate to agree not to make any public sale of any REMEC Common Stock received upon consummation of the Merger except in compliance with Rule 145 under the Securities Act or otherwise in compliance with the Securities Act. In general, Rule 145, as currently in effect, imposes restrictions on the manner in which such affiliates may make resales of REMEC Common Stock and also on the quantity of resales that such shareholders, and others with whom they may act in concert, may make within any three (3) month period for a period of two (2) years after consummation of the Merger, unless REMEC Common Stock held by such affiliates is registered under the Securities Act or is otherwise exempt from registration. To ensure that the issuance of REMEC Common Stock in the Merger complies with the Securities Act, certain shareholders of Magnum will agree that they will not offer to sell, sell or otherwise dispose of any REMEC Common Stock issued to such person in the Merger in violation of the Securities Act.

GOVERNMENTAL AND REGULATORY APPROVALS

     REMEC and Magnum are aware of no governmental or regulatory approvals required for consummation of the Merger, other than compliance with applicable federal securities laws and "blue sky" laws of various states and the filing and recording of the Agreement of Merger required under California law.

MERGER EXPENSES

     Whether or not the Merger is consummated, REMEC and Magnum will be responsible for their own costs and expenses incurred in connection with the Merger and the transactions contemplated thereby.

DISSENTERS' RIGHTS

     If the Merger is consummated, any holder of shares of Magnum Common Stock which were outstanding on the record date for the Magnum Meeting who does not vote such shares in favor of the Merger and who fully complies with all applicable provisions of Chapter 13 of the California Corporations Code (the "Corporations Code"), are entitled to require Magnum to purchase such shares (any and all of such shares being referred to in this Prospectus/ Proxy Statement as "Dissenting Shares") for cash at their "fair market value" as of the day preceding the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation in consequence of the proposed Merger. The last arms length transactions in

Magnum Common Stock of which Magnum is aware took place at $.20 per share in January 1996. The terms of the proposed Merger were first publicly announced on May 16, 1996 (the "Merger Announcement Date").

     Dissenters' rights are exercisable only by the holder of record, not by a beneficial owner who does not hold the shares of record.

     A MAGNUM SHAREHOLDER WHO WISHES TO DEMAND THAT MAGNUM PURCHASE ALL OR A PORTION OF HIS OR HER SHARES FOR CASH AT SUCH VALUE MUST DO ALL OF THE FOLLOWING WITH RESPECT TO SUCH SHARES:

          1. Vote such shares of Magnum Common Stock against the Merger or abstain from voting such shares on the Merger;

          2. Make a written demand on Magnum for the purchase of such shares and for the payment in cash of the fair market value of such shares. Such demand will not be effective unless it is received by Magnum within thirty
     (30) days after the date on which notice of approval of the Merger is mailed to such shareholder by Magnum.

          3. Submit to Magnum, within thirty (30) days after the date on which notice of approval of the Merger is mailed to such shareholder by Magnum, the stock certificates representing the shares which such shareholder demands that Magnum purchase. Magnum will endorse such certificates to indicate that they represent Dissenting Shares.

     The written demand and the stock certificates should be delivered and addressed to Magnum at 1990 Concourse Drive, San Jose, California 95131,
Attention: Michael McDonald.

     The required written demand (the second-numbered requirements above) must state: The number of shares of Magnum Common Stock held of record which the shareholder demands be purchased and the amount that such shareholder claims to be the fair market value of such shares AS OF THE DAY PRECEDING THE MERGER ANNOUNCEMENT DATE EXCLUDING ANY APPRECIATION RESULTING FROM THE MERGER. The statement of fair market value will constitute an offer by the shareholder to sell such shares at the price set forth in the statement. Thereafter, the shareholder may withdraw a demand for payment only if the company consents to such withdrawal.

     If Magnum and such shareholder agree that the shareholder has properly exercised dissenters' rights in accordance with Chapter 13 of the Corporations Code, and agree upon the relevant fair market value of the Dissenting Shares, then Magnum, upon timely surrender of the certificates representing such shares as set forth above, will make payment of the agreed upon amount (plus interest at the legal rate from the date of such agreement) within thirty (30) days after such agreement (or within thirty (30) days after the Effective Date of the Merger, if later). If Magnum denies that such shareholder has properly exercised dissenters' rights, or Magnum and such shareholder fail to agree on the relevant fair market value of such shares, such shareholder may, within six (6) months after the date on which the notice of shareholder approval is mailed to such shareholder, but not thereafter, file a complaint in the Superior Court for the County of Santa Clara, State of California, requesting the purchase of and payment for such shares or to determine their fair market value or both. The cost of any such action would be assessed or apportioned as the court considered equitable. However, if the court were to determine that the fair market value exceeded the price offered to the shareholder, then Magnum would be required to pay costs (including, in the court's discretion, attorneys' fees, fees of expert witnesses and interest at the legal rate, if the fair market value were determined to exceed the price offered by the company by at least 25%).

     In the event that the aggregate number of shares held by Magnum shareholders for which dissenters rights may be exercised exceeds 10% of the shares of REMEC Common Stock to be issued in the Merger, REMEC has the right under the Merger Agreement not to proceed with the Merger. See "Terms of the Merger -- Conditions to the Merger."

     THE FOREGOING IS MERELY A SUMMARY AND DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE RIGHTS OF DISSENTING SHAREHOLDERS. IT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE APPLICABLE STATUTORY PROVISIONS OF CHAPTER 13 OF THE CORPORATIONS CODE WHICH ARE SET FORTH IN FULL IN APPENDIX C TO THIS PROSPECTUS/PROXY STATEMENT.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined financial statements give effect to the merger between Magnum Microwave Corporation ("Magnum") and REMEC, Inc. (the "Company" or "REMEC") using the pooling of interests method of accounting and are based upon the respective historical financial statements and notes thereto of Magnum and the Company appearing elsewhere in this Proxy Statement/Prospectus. To reflect the pooling of interests, the operating results of Magnum for each of its three fiscal years ended March 29, 1996 and the unaudited three months ended April 26, 1996 have been combined with the Company's operating results for each of its three fiscal years ended January 31, 1996 and for the three months ended May 5, 1996. In addition, the pro forma statements of income for the year ended January 31, 1996 and for the three months ended May 5, 1996 include the pro forma effect of the acquisition by REMEC of RF Microsystems ("RFM") accounted for under the purchase method of accounting as if it had occurred on February 1, 1995 and are based upon the historical financial statements and notes thereto of RFM. The unaudited pro forma condensed combined financial statements should be read in conjunction with each of the historical financial statements referred to above and the notes thereto. The proposed Merger requires the approval of a majority of the outstanding shares of Magnum. The pro forma condensed combined financial statements are not necessarily indicative of what the actual results of operations would have been for the periods presented had the transactions occurred on the dates indicated and do not purport to indicate the results of future operations.

                                  REMEC, INC.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                  MAY 5, 1996
                            UNAUDITED, IN THOUSANDS

                                              MAY 5, 1996     APRIL 26, 1996      PRO FORMA      PRO FORMA
                                                 REMEC            MAGNUM         ADJUSTMENTS     COMBINED
                                              -----------     --------------     -----------     ---------
Cash and short-term investments.............    $ 6,207           $2,602            2,461(a)      $11,270
Accounts receivable.........................      7,678              998                            8,676
Inventories.................................     12,323            1,149                           13,472
Other current assets........................      1,464              623                            2,087
                                                  -----            -----                            -----
     Total current assets...................     27,672            5,372                           35,505
Property plant and equipment, net...........      9,459              436                            9,895
Intangible and other assets.................      4,782               67                            4,849
                                                  -----            -----                            -----
          Total assets......................    $41,913           $5,875                          $50,249
                                                  =====            =====                            =====
Short term debt and current portion of
  long term debt............................    $    --           $  441                              441
Accounts payable............................      2,537              308                            2,845
Accrued expenses............................      4,738            1,712              150(b)        6,600
                                                  -----            -----                            -----
     Total current liabilities..............      7,275            2,461                            9,886
Other long term liabilities.................      1,311                                             1,311
     Total shareholders' equity.............     33,327            3,414            2,461(a)       39,052
                                                                                     (150)(b)
                                                  -----            -----                            -----
          Total liabilities and
            shareholders' equity............    $41,913           $5,875                          $50,249
                                                  =====            =====                            =====

  See accompanying notes to Pro Forma Condensed Combined Financial Statements.

                                  REMEC, INC.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                     FOR THE THREE MONTHS ENDED MAY 5, 1996
               UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                          THREE MONTHS ENDED
                                          -------------------                 PRO FORMA     THREE MONTHS
                                          MAY 5,    MARCH 31,   ACQUISITION    COMBINED        ENDED
                                           1996       1996       PRO FORMA     RFM AND     APRIL 26, 1996   PRO FORMA
                                           REMEC       RFM      ADJUSTMENTS     REMEC          MAGNUM       COMBINED
                                          -------   ---------   -----------   ----------   --------------   ---------
Net sales............................... $ 16,404    $ 1,965                   $ 18,369        $2,529        $20,898
Cost of sales...........................   12,729      1,686                     14,415         1,616         16,031
                                          -------     ------                    -------        ------        -------
    Gross profit........................    3,675        279                      3,954           913          4,867
Operating expenses:
  Selling, general and administrative...    1,884         82         60(a)        2,026           477          2,503
  Research and development..............      726        237                        963           141          1,104
                                          -------     ------                    -------        ------        -------
                                            2,610        319                      2,989           618          3,607
                                          -------     ------                    -------        ------        -------
    Income (loss) from operations.......    1,065        (40)                       965           295          1,260
Interest and other, net.................     (109)         1                       (108)          (22)          (130)
                                          -------     ------                    -------        ------        -------
    Income (loss) before provision for
      income taxes......................    1,174        (41)                     1,073           317          1,390
Provision for income taxes..............      495         --        (25)(b)         470           128            598
                                          -------     ------                    -------        ------        -------
    Net income (loss)...................  $   679    $   (41)                  $    603        $  189        $   792
                                          =======     ======                    =======        ======        =======
Net income per common share.............  $   .09                              $    .08                      $   .09
                                          =======                               =======                      =======
Shares used in computing per share
  amounts...............................    7,827                                 7,827                        8,908
                                          =======                               =======                      =======

  See accompanying notes to Pro Forma Condensed Combined Financial Statements.

                                  REMEC, INC.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED JANUARY 31, 1996
               UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                     YEAR ENDED
                            -----------------------------
                            JANUARY 31,    DECEMBER 31,     ACQUISITION    PRO FORMA       YEAR ENDED
                               1996            1995          PRO FORMA    COMBINED RFM   MARCH 29, 1996   PRO FORMA
                               REMEC            RFM         ADJUSTMENTS    AND REMEC         MAGNUM       COMBINED
                            -----------   ---------------   -----------   ------------   --------------   ---------
Net sales.................    $52,784         $ 8,072                       $ 60,856         $9,360        $70,216
Cost of sales.............     40,730           7,163                         47,893          5,868         53,761
                              -------          ------                        -------         ------        -------
    Gross profit..........     12,054             909                         12,963          3,492         16,455
Operating expenses:
  Selling, general and
    administrative........      7,798             598            240(a)        8,636          1,784         10,420
  Research and
    development...........      1,582             344                          1,926            692          2,618
                              -------          ------                        -------         ------        -------
                                9,380             942                         10,562          2,476         13,038
                              -------          ------                        -------         ------        -------
    Income (loss) from
      operations..........      2,674             (33)                         2,401          1,016          3,417
Interest and other........        154              40                            194           (119)            75
                              -------          ------                        -------         ------        -------
    Income (loss) before
      provision for income
      taxes...............      2,520             (73)                         2,207          1,135          3,342
Provision for income
  taxes...................      1,039              --            (98)(b)         941            460          1,401
                              -------          ------                        -------         ------        -------
    Net income (loss).....    $ 1,481         $   (73)                      $  1,266         $  675        $ 1,941
                              =======          ======                        =======         ======        =======
Net income per common
  share...................    $   .27                                       $    .23                       $   .29
                              =======                                        =======                       =======
Shares used in computing
  per share amounts.......      5,548                                          5,548                         6,629
                              =======                                        =======                       =======

  See accompanying notes to Pro Forma Condensed Combined Financial Statements.

                                  REMEC, INC.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED JANUARY 31, 1995
               UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                                                   YEAR ENDED
                                                       -----------------------------------
                                                       JANUARY 31, 1995    MARCH 31, 1995      PRO FORMA
                                                             REMEC             MAGNUM          COMBINED
                                                       -----------------   ---------------     ---------
Net sales............................................       $46,247            $11,306          $57,553
Cost of sales........................................        35,869              6,838           42,707
                                                            -------            -------          -------
     Gross profit....................................        10,378              4,468           14,846
Operating expenses:
  Selling, general and administrative................         7,379              1,865            9,244
  Research and development...........................           237                792            1,029
                                                            -------            -------          -------
                                                              7,616              2,657           10,273
                                                            -------            -------          -------
     Income from operations..........................         2,762              1,811            4,573
Interest and other, net..............................           342                (44)             298
                                                            -------            -------          -------
     Income before provision for income taxes........         2,420              1,855            4,275
Provision for income taxes...........................           992                751            1,743
                                                            -------            -------          -------
     Net income......................................       $ 1,428            $ 1,104          $ 2,532
                                                            =======            =======          =======
Net income per common share..........................       $   .26                             $   .38
                                                            =======                             =======
Shares used in computing per share amounts...........         5,523                               6,604
                                                            =======                             =======

  See accompanying notes to Pro Forma Condensed Combined Financial Statements.

                                  REMEC, INC.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED JANUARY 31, 1994
               UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                                                     YEAR ENDED
                                                          --------------------------------
                                                          JANUARY 31, 1994   APRIL 1, 1994     PRO FORMA
                                                               REMEC            MAGNUM         COMBINED
                                                          ----------------   -------------     ---------
Net sales...............................................      $ 35,278          $11,299         $46,577
Cost of sales...........................................        26,721            6,475          33,196
                                                               -------          -------         -------
     Gross profit.......................................         8,557            4,824          13,381
Operating expenses:
  Selling, general and administrative...................         5,280            1,977           7,257
  Research and development..............................            32              750             782
                                                               -------          -------         -------
                                                                 5,312            2,727           8,039
                                                               -------          -------         -------
     Income from operations.............................         3,245            2,097           5,342
Interest and other, net.................................            10              (48)            (38)
                                                               -------          -------         -------
     Income before provision for income taxes...........         3,235            2,145           5,380
Provision for income taxes..............................         1,317              519           1,836
                                                               -------          -------         -------
     Net income.........................................      $  1,918          $ 1,626         $ 3,544
                                                               =======          =======         =======
Net income per common share.............................      $    .35                          $   .54
                                                               =======                          =======
Shares used in computing per share amounts..............         5,511                            6,592
                                                               =======                          =======

  See accompanying notes to Pro Forma Condensed Combined Financial Statements.

                                  REMEC, INC.

           NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE A -- ACQUISITION.

     Effective April 30, 1996, REMEC acquired all of the outstanding common stock of RFM and certain other assets in exchange for cash consideration of approximately $4,066,000. The acquisition has been accounted for as a purchase, and accordingly, the total purchase price has been allocated to the acquired assets and liabilities assumed at their estimated fair values in accordance with the provisions of Accounting Principles Board Opinion No. 16. The estimated excess of the purchase price over the net assets acquired of $3,559,000 is being carried as intangible assets, including purchased technology, and will be amortized over its estimated life of 15 years. REMEC's balance sheet as of May 5, 1996 reflects the acquisition of RFM.

     The unaudited pro forma condensed combined statements of operations for both the year ended January 31, 1996, and for the three months ended May 5, 1996, have been prepared to reflect the acquisition of RFM as if it had occurred on February 1, 1995. The pro forma results of operations for the year ended January 31, 1996 and the three months ended May 5, 1996 include only preliminary adjustments relating to the purchase price allocation of the accounts of RFM and have been adjusted to (a) reflect amortization expense of $240,000 and $60,000, respectively, associated with the amortization of acquisition related intangible assets, and (b) the associated effect on income taxes of such amortization. Final purchase price adjustments, if any, will be determined at a later date and may differ from the estimates presented above. In the opinion of management of REMEC, these estimates and the other adjustments used in the preparation of the unaudited pro forma condensed consolidated balance sheet and statements of income are reasonable.

NOTE B -- MERGER

     REMEC anticipates acquiring all of the outstanding Magnum common stock in exchange for approximately 1,081,000 shares of REMEC's common stock except for fractional shares which will be acquired for cash. The transaction will be accounted for as a pooling of interests; accordingly, all of the assets and liabilities of Magnum will be carried forward at their historical cost basis, and the operating results of Magnum will be combined with those of REMEC for all periods presented.

     The unaudited pro forma condensed combined financial statements as of and for the three months ended May 5, 1996 have been adjusted to reflect (a) the estimated proceeds of $2,461,000 from the sale of certain equity securities of Magnum in a private placement to be effected in conjunction with the merger, and
(b) the accrual of certain estimated costs of the transaction. The actual costs of the transaction will be expensed as incurred.

                         REMEC SELECTED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the consolidated financial statements for REMEC and the notes thereto and "REMEC's Management Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The selected consolidated financial data set forth below for each of the years in the five-year period ended January 31, 1996 are derived from the audited consolidated financial statements of REMEC. The consolidated financial statements as of January 31, 1995 and 1996 and for each of the years in the three-year period ended January 31, 1996, have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Prospectus/Proxy Statement. The statement of income data for the three month periods ended May 5, 1996 and April 30, 1995 are derived from unaudited financial statements which are included elsewhere in this Prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of financial position and results of operations for these periods. Operating results for the three months ended May 5, 1996 are not necessarily indicative of the results that may be expected for the year ending January 31, 1997.

                                                                                    THREE MONTHS ENDED
                                          YEAR ENDED JANUARY 31,                   --------------------
                            ---------------------------------------------------    APRIL 30,    MAY 5,
                             1992       1993       1994      1995(1)    1996(1)      1995        1996
                            -------    -------    -------    -------    -------    ---------    -------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  INCOME DATA:
Net Sales.................  $30,235    $30,640    $35,278    $46,247    $52,784     $ 12,947    $16,404
Cost of sales.............   22,237     22,874     26,721     35,869     40,730       10,013     12,729
                            -------    -------    -------    -------    -------      -------    -------
     Gross profit.........    7,998      7,766      8,557     10,378     12,054        2,994      3,675
Operating expenses
  Selling, general and
     administrative.......    4,890      4,636      5,280      7,379      7,798        1,961      1,884
  Research and
     development..........      130         58         32        237      1,582          167        726
                            -------    -------    -------    -------    -------      -------    -------
                              5,020      4,694      5,312      7,616      9,380        2,128      2,610
                            -------    -------    -------    -------    -------      -------    -------
     Income from
       operations.........    2,978      3,072      3,245      2,762      2,674          806      1,065
Interest (income) expense
  and other...............      568         65         10        342        154           44       (109)
                            -------    -------    -------    -------    -------      -------    -------
     Income before
       provision for
       income taxes.......    2,410      3,007      3,235      2,420      2,520          762      1,174
Provision for income
  taxes...................      663      1,225      1,317        992      1,039          329        495
                            -------    -------    -------    -------    -------      -------    -------
     Net income...........  $ 1,747    $ 1,782    $ 1,918    $ 1,428    $ 1,481     $    433    $   679
                            =======    =======    =======    =======    =======      =======    =======
Net income per share......  $   .32    $   .32    $   .35    $   .26    $   .27     $    .08    $   .09
                            =======    =======    =======    =======    =======      =======    =======
Shares used in per share
  calculations............    5,498      5,498      5,511      5,523      5,548        5,525      7,827
                            =======    =======    =======    =======    =======      =======    =======

                                              AT JANUARY 31,                                  AT MAY 5,
                            ---------------------------------------------------               ---------
                             1992       1993       1994       1995       1996                   1996
                            -------    -------    -------    -------    -------               ---------
                                                          (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
  DATA:
Cash and cash
  equivalents.............  $ 3,837    $ 1,610    $   746    $   368    $   434                $ 6,207
Working capital...........    9,665      8,043      9,878      8,903      9,067                 20,398
Total assets..............   19,233     16,903     24,610     23,200     27,984                 41,913
Long-term debt............    4,000         --      3,300        724      1,900                     --
Total shareholders'
  equity..................   10,172     11,899     13,863     15,240     16,733                 33,327

- ---------------
(1) Includes the operations of Humphrey Inc. acquired effective January 31,
    1994.

                 REMEC'S MANAGEMENT DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     REMEC commenced operations in 1983 and has become a leader in the design and manufacture of microwave MFMs for the defense industry. Historically, substantially all of REMEC's sales have been to prime contractors to various agencies of the U.S. Department of Defense and foreign defense contractors and governments. In 1995, REMEC entered the commercial wireless telecommunications market with orders aggregating approximately $47.3 million from P-COM to produce microwave front ends of point-to-point radios. As of May 5, 1996, REMEC had an order backlog of $119.6 million, $61.7 million of which is commercial wireless content.

     All revenues and related costs of sales are recognized when products are shipped or engineering services are performed. In fiscal 1995 and 1996, and the three months ended May 5, 1996, sales to REMEC's top ten customers accounted for approximately 72%, 69% and 82%, respectively, of total net sales; sales to REMEC's top three customers accounted for approximately 36%, 35% and 44%, respectively, of total net sales; and sales to the top customer accounted for 15% of total net sales for both fiscal 1995 and 1996, and 28% of total sales for the three months ended May 5, 1996. REMEC recorded revenues of approximately $5.4 million and $4.5 million in sales to P-COM in fiscal 1996, and the three months ended May 5, 1996, respectively, representing its first significant sales in the wireless telecommunications market. REMEC expects sales to the commercial telecommunications market to represent an increasing percentage of revenues in the near future because of the P-COM backlog and REMEC's strategy to increase its presence in the commercial wireless telecommunications market. REMEC's international sales as a percentage of net sales for fiscal year 1995 and 1996 and the three months ended May 5, 1996, was 13%, 16% and 10%, respectively. The international sales percentages do not include products sold to foreign end users by REMEC's domestic OEM customers.

     REMEC's research and development efforts in the defense industry are conducted in direct response to the unique requirements of a customer's order and, accordingly, expenditures related to such efforts are included in cost of sales and the related funding is included in net sales. As a result, historical research and development expenses have been minimal. REMEC expects that, as its commercial business expands, research and development expenses will increase in amount and as a percentage of sales.

     REMEC historically has experienced some fluctuations in operating results attributable to various factors including the contractual demands of major customers and defense spending budgetary constraints. In addition, with the decline in available defense industry production programs, REMEC has placed more reliance on development contracts as a source of defense revenues, resulting in an increased susceptibility to fluctuations due to an increase in revenues from fixed price development contracts as a percentage of total revenues. Development contracts carry reduced gross margins and are typically for minimal hardware deliveries and sporadic non-hardware revenue items which results in fluctuating revenues and gross margins. Furthermore, a large portion of REMEC's expenses are fixed and difficult to reduce. If net sales do not meet REMEC's expectations, the fixed nature of REMEC's expenses would exacerbate the effect on profitability of any net sales shortfall.

     Effective January 31, 1994, REMEC acquired all the outstanding stock of Humphrey, Inc. ("Humphrey") in a transaction that was accounted for as a purchase. Humphrey designs and manufactures precision instruments for guidance, control and measurement systems used in defense and commercial applications. Since the acquisition was effective on January 31, 1994, the consolidated statements of income and cash flows for the periods prior to fiscal year ended January 31, 1995 do not include Humphrey's operating results. Subsequent statements of income, cash flows and balance sheets include Humphrey operating results and assets and liabilities. REMEC's microwave defense business is conducted as REMEC Microwave ("Microwave") and its commercial wireless telecommunications business is conducted through its wholly owned subsidiary REMEC Wireless, Inc. ("Wireless").

     On April 30, 1996, REMEC acquired from STM Wireless, Inc. ("STM") for cash RF Microsystems, Inc. ("RFM"), a wholly owned subsidiary of STM, and various VSAT (very small aperture terminals) microwave design and manufacturing resources for a purchase price of approximately $4.0 million. In connection with this acquisition, REMEC received purchase orders from STM totaling approximately

$20 million for the design and manufacture of commercial wireless C-Band VSAT equipment. RFM provides the Department of Defense with research and analysis, systems engineering and test evaluation, primarily for satellite communication systems.

     The statements in this Prospectus/Proxy Statement that relate to future plans, events or performance are forward-looking statements. Actual results could differ materially due to a variety of factors, including the REMEC's success in penetrating the commercial wireless market, risks associated with the cancellation or reduction of orders by significant commercial or defense customers, trends in the commercial wireless and defense markets, risks of cost overruns and product nonperformance and the factors described in "Risk Factors" beginning on page 9 and the other risks described in this Prospectus/Proxy Statement. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. REMEC undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of total net sales, certain consolidated statement of income data for the periods indicated.

                                                     FISCAL YEARS ENDED        THREE MONTHS ENDED
                                                        JANUARY 31,           --------------------
                                                   ----------------------     APRIL 30,     MAY 5,
                                                   1994     1995     1996       1995         1996
                                                   ----     ----     ----     ---------     ------
    Net sales....................................  100 %    100 %    100 %       100%         100%
    Cost of goods sold...........................   76       78       77          77           78
                                                   ---      ---      ---         ---          ---
         Gross profit............................   24       22       23          23           22
    Operating expenses
      Selling, general and administrative........   15       16       15          16           11
      Research and development...................   --       --        3           1            5
                                                   ---      ---      ---         ---          ---
         Total operating expenses................   15       16       18          17           16
                                                   ---      ---      ---         ---          ---
    Income from operations.......................    9        6        5           6            6
    Interest expense.............................   --        1       --          --           (1)
                                                   ---      ---      ---         ---          ---
    Income before income taxes...................    9        5        5           6            7
    Provision for income taxes...................    4        2        2           3            3
                                                   ---      ---      ---         ---          ---
              Net income.........................    5 %      3 %      3 %         3%           4%
                                                   ===      ===      ===         ===          ===

  Three Months Ended May 5, 1996 vs. Three Months Ended April 30, 1995

     Net Sales. Net sales increased 27% from $12.9 million for the three months ended April 30, 1995 to $16.4 million for the three months ended May 5, 1996. The effects of a reduction in defense Microwave sales were offset by increased Humphrey and commercial Wireless sales. Microwave sales decreased from $8.3 million for the three months ended April 30, 1995 to $6.1 million for the three month period ended May 5, 1996. During the same three month periods, Humphrey net sales increased from $4.7 million in 1995 to $5.7 million in 1996, while Wireless net sales were $4.6 million for the three month period ended May 5, 1996 versus no sales during the comparable 1995 period.

     The decrease in Microwave sales is attributable to continued reductions in available defense industry production programs as well as continued pricing pressure on follow-on orders for programs for which the Company participates. The Company believes that in the near term defense procurement in the areas addressed by the Company is stabilizing; however, there continues to be uncertainty in the amount of defense business that will be available to the Company. In an effort to offset the potential of declining defense revenues, the Company is focusing heavily upon the commercial wireless telecommunications business. However, there can be no assurance that the Company will be successful in the commercial wireless telecommunications market or that the deployment of resources to that market will not have a material adverse effect on the Company's defense business.

     Results for the three month period ended April 30, 1995 include $0.9 million of non-recurring revenue, $0.3 million of gross profit and $0.1 million of selling, general and administrative expenses associated with the settlement of a termination claim for a large defense contract that was terminated in December 1992. The increase in Humphrey revenues is primarily attributable to increased shipments on production contracts for existing programs and customers. Sales to commercial wireless customers were almost entirely attributable to the production of microwave front-ends for P-COM.

     Gross Profit. Gross profit increased 25% from $2.9 million for the three month period ended April 30, 1995 to $3.7 million for the three month period ended May 5, 1996. Gross profit as a percentage of sales declined from 23% for the three months ended April 30, 1995 to 22% for the three month period ended May 5, 1996. The decline in overall gross margin reflects declining margins at Microwave and the relatively low start-up margins being achieved at Wireless, which more than offset the improved margins at Humphrey. Gross margins for Microwave declined from 27% in the three months ended April 30, 1995 to 19% in the three months ended May 5, 1996. The declining gross margins at Microwave were primarily the result of increasing price competition and the reduced overhead absorption resulting from reduced volume. Gross margins at Humphrey increased from 18% in the three months ended April 30, 1995 to 35% in the three months ended May 5, 1996. Humphrey gross profit for the three month period ended April 30, 1995 was adversely affected by losses on certain long-term contracts in place at the time of the Company's acquisition of Humphrey. Humphrey gross profit for the three month period ended May 5, 1996 reflects improved overhead absorption attributable to increased volume. Gross margin for Wireless for the three month period ended April 30, 1995 was 11%. Wireless gross margins are being affected by start-up costs associated with the P-COM contract.

     Selling, General and Administrative Expenses. Selling, general and administrative ("S,G&A") expenses declined 4% from $2.0 million during the three month period ended April 30, 1995 to $1.9 million for the three month period ended May 5, 1996. S,G&A during the first quarter of fiscal 1996 included expenses of approximately $0.1 million associated with the settlement of the termination claim described above. Excluding these non-recurring expenses S,G&A costs remained essentially unchanged. However, these expenses declined as a percentage of net sales from 16% for the three month period ended April 30, 1995 to 11% for the corresponding period of fiscal year ending January 31, 1997 ("fiscal 1997"). The Company expects to incur additional S,G&A expenses in the future as it pursues the commercial wireless telecommunications market.

     Research and Development Expenses. Research and development expenses increased from $167,000 for the three month period ended April 30, 1995 to $726,000 for the three month period ended May 5, 1996. This increase resulted primarily from commercial wireless telecommunications research and development expenses totaling $510,000 during the three month period ended May 5, 1996.

     Interest (Income) Expense. The Company's results of operations for the three month period ended April 30, 1995 included interest expense of $44,000. By contrast, results of operations for the three month period ended May 5, 1996 included net interest income of $109,000. The interest income in the three months ended May 5, 1996 reflects the increased level of cash on hand as a result of the funds generated from the Company's initial public offering which was consummated in February 1996. The interest expense incurred during the three months ended April 30, 1995 reflects interest on debt obligations incurred in connection with the Humphrey acquisition.

     Provision for Income Taxes. The Company's effective income tax rate declined from 43% for the three month period ended April 30, 1995 to 42% for the three month period ended May 5, 1996. The Company expects its future effective tax rate to be approximately 42%.

  Fiscal Year Ended January 31, 1996 vs. fiscal Year Ended January 31, 1995

     Net Sales. Net sales increased 14% from $46.2 million in fiscal year ended January 31, 1995 ("fiscal 1995") to $52.8 million in fiscal year ended January 31, 1996 ("fiscal 1996"). The effects of a reduction in defense Microwave sales were offset by increased Humphrey and commercial Wireless sales. Microwave sales decreased from $30.2 million for fiscal 1995 to $26.8 million for fiscal 1996. Humphrey net sales increased from $15.8 million in fiscal 1995 to $20.6 million in fiscal 1996, while Wireless net sales were $5.4 million for fiscal 1996 versus no sales during fiscal 1995.

     The decrease in Microwave sales is attributable to continued reductions in available defense industry production programs as well as continued pricing pressure on follow-on orders for programs for which REMEC participates. REMEC believes that in the near term defense procurement in the areas addressed by REMEC is stabilizing; however, there continues to be uncertainty in the amount of defense business that will be available to REMEC. In an effort to offset the potential of declining defense revenues, REMEC is focusing heavily upon the commercial wireless telecommunications business. However, there can be no assurance that REMEC will be successful in the commercial wireless telecommunications market or that the deployment of resources to that market will not have a material adverse effect on REMEC's defense business.

     Results for fiscal 1996 include $2.4 million of non-recurring revenue, $0.9 million of gross profit and $0.3 million of selling, general and administrative expenses associated with the settlement of a termination claim for a large defense contract that was terminated in December 1992. The increase in Humphrey revenues is primarily attributable to increased shipments on production contracts for existing programs and customers. Sales to commercial wireless customers were almost entirely attributable to the production of microwave front-ends for P-COM.

     Gross Profit. Gross profit increased 16% from $10.4 million for fiscal 1995 to $12.1 million for fiscal 1996. Gross margin increased from 22% in fiscal 1995 to 23% in fiscal 1996. Gross margins for Microwave were 20% for both periods. A decrease in Microwave gross profit on recurring contracts was offset by the gross profit on the non-recurring revenue associated with the settlement described above. Gross margins for Humphrey were 26% for fiscal 1995 and 30% for fiscal 1996. Gross margin for Wireless for fiscal 1996 was 12%. Wireless gross margins are being affected by start-up costs associated with the P-COM contract.

     Selling, General and Administrative Expenses. S,G&A expenses increased 6% from $7.4 million during fiscal 1995 to $7.8 million for fiscal 1996. The increase in S,G&A was primarily attributable to the recognition of expenses associated with the settlement described above. These expenses as a percentage of net sales declined from 16% for fiscal 1995 to 15% for fiscal 1996. REMEC expects to incur increased S,G&A expenses in the future as it pursues the commercial wireless telecommunications market.

     Research and Development Expenses. Research and development expenses increased from $237,000 for fiscal 1995 to $1,582,000 for fiscal 1996. This increase resulted primarily from initial commercial wireless telecommunications research and development expenses totaling $937,000 during fiscal 1996. REMEC expects that as its commercial business expands, research and development expenses will increase in amount and as a percentage of sales.

     Interest Expense. Interest expense decreased from $342,000 for fiscal 1995 to $154,000 for fiscal 1996. The decrease is attributable to continued reductions in average bank borrowings as REMEC reduces the debt attributable to the Humphrey acquisition.

     Provision for Income Taxes. REMEC's effective income tax rate was 41% in fiscal 1995 and 1996.

  Fiscal Year Ended January 31, 1995 vs. Fiscal Year Ended January 31, 1994.

     Net Sales. Net sales increased 31% from $35.3 million in fiscal year ended January 31, 1994 ("fiscal 1994") to $46.2 million in fiscal year ended January 31, 1995 ("fiscal 1995"). This increase is primarily attributable to the inclusion of approximately $16.0 million of Humphrey revenues in the fiscal 1995 results. This increase was offset by a reduction of approximately $5 million (or 14%) in Microwave revenues. Microwave revenues decreased due to continued reductions in available defense industry production programs as well as continued pricing pressure for follow-on orders on programs in which REMEC participates. Humphrey revenues for its fiscal year prior to being acquired by REMEC, the year ended December 31, 1993, were $24.1 million. Humphrey revenues declined $8.1 million from the year ended December 31, 1993 to fiscal 1995 because of a decrease in customer demand for Humphrey products.

     Gross Profit. Gross profit increased 21% from $8.6 million in fiscal 1994 to $10.4 million in fiscal 1995. Microwave gross margins decreased from 24% in fiscal year 1994 to 20% in fiscal 1995. The reduction in Microwave gross margins is attributable to continued industry pricing pressure, reduced revenue volume and additional development versus production business. Humphrey gross margins were 26% in fiscal 1995.

     Selling, General and Administrative Expenses. S,G&A expenses increased 40% from $5.3 million in fiscal year 1994 to $7.4 million in fiscal year 1995. This increase is primarily attributable to the inclusion of the operating results of Humphrey in fiscal year 1995. As a percentage of net sales, these expenses increased from 15% in fiscal 1994 to 16% in fiscal 1995.

     Research and Development Expenses. Research and development expenses increased from $32,000 in fiscal year 1994 to $237,000 in fiscal 1995. The increase was primarily attributable to Humphrey.

     Interest Expense. Interest expense increased from approximately $10,000 in fiscal 1994 to $342,000 in fiscal 1995. The increase was primarily attributable to increased borrowings associated with the Humphrey acquisition.

     Provision for Income Taxes. The effective income tax rate was 41% in fiscal year 1994 and 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided from operations for the fiscal years ended January 31, 1994, 1995, and 1996 was $5.1 million, $3.5 million, and $3.4 million, respectively. During the three month period ended May 5, 1996, operations used approximately $3.7 million. During the three months ended May 5, 1996, accounts receivable increased by approximately $2.2 million as a result of the Company's higher level of sales. Accounts payable also declined approximately $1.0 million during the same time period as the Company utilized proceeds from its initial public offering to reduce certain of its trade payables.

     Net cash used in investing activities was $9.3 million, $1.4 million, $3.2 million and $5.1 million during the fiscal years ended January 31, 1994, 1995, and 1996, and the three month period ended May 5, 1996, respectively. Historically, cash flow used for investing activities has been for capital expenditures for increased capacity, environmental compliance and facility and equipment upgrade. In addition, the substantial increase in cash used in investing activities during fiscal year ended January 31, 1994 is attributable to the acquisition of Humphrey with $7.6 million being invested. The Humphrey acquisition was financed with cash balances and bank line-of-credit borrowings. The increase in net cash used in investing activities for fiscal 1996 versus 1995 is primarily attributable to initial capital expenditures associated with the Company's entrance into the commercial wireless telecommunications market. The Company's future capital expenditures will be substantially higher than historical levels as a result of commercial wireless telecommunications expansion requirements. The substantial increase in cash used in investing activities during the three months ended May 5, 1996 is primarily attributable to the acquisition of RF Microsystems, Inc. ("RFM") with approximately $4.0 million being invested. The RFM acquisition was financed primarily by funds raised in the Company's initial public offering.


     In February 1996, the Company completed an initial public offering ("IPO") of its common stock in which the Company sold a total of 2.3 million shares of common stock at $8.00 per share. The Company's proceeds from the offering after deducting underwriting commissions and expenses were $15.7 million. In addition to the funds invested in connection with the acquisition of RFM, an additional $2.4 million of the IPO proceeds were utilized to pay down certain bank obligations, including $526,000 of obligations assumed in the acquisition of RFM. Approximately $3.1 million of the net proceeds was used for working capital purposes including $2.2 million for increased accounts receivable and $1 million for decreased accounts payable.


     At May 5, 1996, the Company had $6.2 million of cash and cash equivalents and $20.4 million of working capital. The Company has $15.0 million in available credit facilities consisting of a $9.0 million revolving working capital line-of-credit and a $6.0 million revolving term loan. The borrowing rates are prime and prime plus .5% respectively. The revolving working capital line-of-credit terminates June 1, 1997. The revolving period under the term loan expires June 1, 1997, at which time any loan amount outstanding converts to a term loan to be fully amortized and paid in full by November 1, 2000.

     The Company's future capital requirements will depend upon many factors, including the nature and timing of orders by OEM customers, the progress of the Company's research and development efforts, expansion of the Company's marketing and sales efforts, and the status of competitive products. The Company believes that available capital resources and the proceeds from its initial public offering will be adequate to fund its operations for at least twelve months. There can be no assurance, however, that the Company will not require additional financing prior to such date. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. The inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations.

                         MAGNUM SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the financial statements for Magnum and the notes thereto and "Magnum's Management Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The selected financial data set forth below for each of the years in the five-year period ended March 29, 1996 are derived from the audited consolidated financial statements of Magnum. The consolidated financial statements as of March 29, 1996 and March 31, 1995 and for each of the years in the three-year period ended March 29, 1996, have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Prospectus/Proxy Statement.

                                                                            FISCAL YEARS ENDED
                                                          -------------------------------------------------------
                                                          APRIL 3,    APRIL 2,    APRIL 1,    MARCH 31,   MARCH 29,
                                                           1992        1993        1994        1995        1996
                                                          -------     -------     -------     -------     -------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales...............................................  $12,331     $11,707     $11,299     $11,306     $ 9,360
Cost of sales...........................................    7,185       6,875       6,475       6,838       5,868
                                                          -------     -------     -------     -------     -------
          Gross Profit..................................    5,146       4,832       4,824       4,468       3,492
Operating expenses:
  Selling, general and administrative...................    1,957       1,847       1,977       1,865       1,784
  Research and development..............................    1,086         934         750         792         692
                                                          -------     -------     -------     -------     -------
                                                            3,043       2,781       2,727       2,657       2,476
                                                          -------     -------     -------     -------     -------
Income from operations..................................    2,103       2,051       2,097       1,811       1,016
          Interest income, net..........................      127         108          48          44         119
                                                          -------     -------     -------     -------     -------
Income before provision for income taxes
  and extraordinary item................................    2,230       2,159       2,145       1,855       1,135
Provision for income taxes..............................    1,096         413         519         751         460
                                                          -------     -------     -------     -------     -------
Income before extraordinary item........................    1,134       1,746       1,626       1,104         675
Extraordinary item(1)...................................      650         167          --          --          --
                                                          -------     -------     -------     -------     -------
Net income..............................................  $ 1,784     $ 1,913     $ 1,626     $ 1,104     $   675
                                                          =======     =======     =======     =======     =======
Net income per share....................................  $   .03     $   .03     $   .06     $   .05     $   .03
                                                          =======     =======     =======     =======     =======
  Shares used in per share calculations.................   67,307      62,407      28,551      24,362      23,238
                                                          =======     =======     =======     =======     =======

                                                                           AT FISCAL YEARS ENDED
                                                          -------------------------------------------------------
                                                          APRIL 3,    APRIL 2,    APRIL 1,    MARCH 31,   MARCH 29,
                                                           1992        1993        1994        1995        1996
                                                          -------     -------     -------     -------     -------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...............................  $ 3,860     $ 1,739     $ 2,926     $ 1,387     $   893
Total assets............................................    6,990       4,475       6,268       5,991       5,756
Working capital.........................................    4,132       2,290       3,489       3,090       2,845
Long term debt..........................................       20       1,008         595         441          --
Shareholders' equity....................................    4,859       1,693       3,295       3,473       3,361

- ---------------

(1) The extraordinary item for the years ended April 2, 1993 and April 3, 1992 relates to utilization of tax credits.

                 MAGNUM'S MANAGEMENT DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ANNUAL RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:

                                                     APRIL 1, 1994     MARCH 31, 1995     MARCH 29, 1996
                                                     -------------     --------------     --------------
Net revenues.......................................      100.0%             100.0%             100.0%
Cost of revenues...................................       57.3               60.5               62.7
                                                         -----              -----              -----
     Gross Margin..................................       42.7               39.5               37.3
Operating expenses:
  Research and development.........................        6.6                7.0                7.4
  Sales and marketing..............................        9.9                9.7               10.1
  General and administrative.......................        7.6                6.8                8.9
                                                         -----              -----              -----
     Total operating expenses......................       24.1               23.5               26.4
                                                         -----              -----              -----
Operating income...................................       18.6               16.0               10.9
Interest income, net...............................        0.4                0.4                1.2
                                                         -----              -----              -----
Income before income taxes.........................       19.0               16.4               12.1
Provisions for income taxes........................        4.6                6.6                4.9
                                                         -----              -----              -----
          Net income...............................       14.4%               9.8%               7.2%
                                                         =====              =====              =====

     The following table sets forth certain information expressed as a percentage of revenues regarding the mix of Magnum's products for fiscal years 1994, 1995 and 1996:

                                                     APRIL 1, 1994     MARCH 31, 1995     MARCH 29, 1996
                                                     -------------     --------------     --------------
Mixers.............................................       25.3%              22.2%              24.8%
VCOs...............................................       14.5               14.8               14.6
Subsystems.........................................        6.0               13.7                6.9
DROs...............................................       24.8               15.6               34.5
Cavity Oscillators.................................       29.2               33.5               15.9
Other..............................................         .2                 .2                3.3
                                                        ------             ------             ------
          Total....................................      100.0%             100.0%             100.0%
                                                     =========         ===========        ===========

     Net Revenues. Net revenues decreased 17% to $9.36 million for the fiscal year ended March 29, 1996 ("fiscal 1996") as compared to $11.3 million for the fiscal year ended March 31, 1995 ("fiscal 1995"). The primary reason for the decrease was a $2.3 million reduction in cavity oscillator shipments to Harris-Farinon, Magnum's single largest customer. While the decrease represents a permanent reduction in this business, Magnum has designed a series of DRO's to replace the obsoleted cavity oscillators and has begun shipments of these products to Harris. To a lesser extent, the decrease in revenue was attributable to the relocation of Magnum's facility from Fremont to San Jose. Senior management devoted significant amounts of time and energy into planning and implementing the move and the associated disruption affected production efficiency.

     Net revenues for fiscal year 1995 were $11.3 million as compared to $11.3 million for the fiscal year ended April 1, 1994 ("fiscal 1994") although the product mix varied as reflected in the above table.

     Sales to Magnum's top ten customers accounted for approximately 60%, 69% and 64% of net revenues in fiscal 1996, 1995 and 1994, respectively. During the same period, Magnum's top three customers accounted for approximately 40%, 50% and 40% of net revenues.

     International sales were $1.3 million, $1.0 million, and $1.1 million in fiscal years 1996, 1995, and 1994, respectively. These sales represent approximately 14%, 9% and 10% of net revenues. The fiscal 1996 revenues excludes sales of $237,000 to a domestic exporter who sells to end users in the Far East. Due to increased focus on international markets, Magnum expects that international revenues should increase as a percentage of revenues in fiscal 1997. All international sales are denominated in United States dollars to eliminate the risk of fluctuations in foreign currency exchange rates.

     Gross Margin. Magnum's gross margin decreased to 37.3% in fiscal 1996, down from 39.5% in fiscal 1995 and 42.7% in fiscal 1994. The decrease in 1996 from 1995 was due primarily to the reduced revenue levels in the cavity oscillator product line, the disruption in operations created by the facility relocation and the continued erosion of the average selling prices in many of Magnum's products. The decrease in 1995 from 1994 was attributable primarily to declining average selling prices brought about by the intense competition in Magnum's markets.

     Research and Development. Research and development expenses were $692,000, $792,000, and $750,000 for fiscal 1996, 1995, and 1994, respectively. As a percent of net revenues, research and development expenses were 7.4%, 7.0%, and 6.6% for fiscal 1996, 1995 and 1994, respectively. The decrease in absolute dollars from 1995 to 1996 was primarily due to lower payroll related expenses which resulted from the resignation of two design engineers during the year, both of whom have yet to be replaced. The increase in research and development expenses in fiscal 1995 from 1994 was primarily due to increased effort in the development of DRO products.

     Sales and Marketing. Sales and marketing expenses were $944,000, $1,094,000 and $1,118,000 in fiscal 1996, 1995 and 1994 or 10.1%, 9.7% and 9.9%
of net revenues, respectively. The decrease in absolute dollars from 1995 to 1996 was the result of reduced sales and marketing staff, less sales representative commissions due to lower revenues and reduced travel and advertising expenses. The decrease in absolute dollars from 1994 to 1995 was primarily the result of lower average sales representative commission rates on the same level of net revenues.

     General and Administrative Expenses. General and administrative expenses were $840,000, $771,000 and $859,000 for fiscal 1996, 1995 and 1994, or 8.9%,
6.8% and 7.6% of net revenues, respectively. The increase in fiscal 1996 was due primarily to expenses related to the facility relocation and, to a lesser extent, fees paid to a consultant to aid Magnum in identifying potential merger and acquisition candidates. The decrease from 1994 to 1995 was primarily due to lowered incentive bonus expense.

     Interest Income. Net interest income in fiscal 1996 of $119,000 was the result of interest income of $143,000 being earned on cash, cash equivalents, short and long-term investments during the year, net of interest paid on long-term borrowings of $24,000. Net interest income in 1995 of $44,000 was the result of interest income of $82,000 being earned on cash, cash equivalents, short and long-term investments during the year, net of interest paid on long-term borrowings of $38,000. Net interest income in 1994 of $48,000 was the result of interest income of $43,000 being earned on cash and cash equivalents and a $36,000 gain on the early retirement of long-term debt, net of interest paid on long-term borrowings of $31,000.

     Provision for Income Taxes. Magnum's effective tax rate was 40.5%, 40.5% and 24.2% in fiscal 1996, 1995 and 1994, respectively. The effective rate for fiscal 1994 differs from 1996 and 1995 due to the final utilization of various tax credits including the research and development tax credit, investment tax credit and the alternative minimum tax credit.

     Liquidity and Capital Resources. Magnum has funded its operations to date primarily from private sales of equity, cash flow from operations, bank and asset-based lender line-of-credit financing and capital equipment lease financing. During the fiscal year ended March 29, 1996, cash, cash equivalents and short-term investments increased to $2,375,000 from $2,340,000. Also during this period, working capital decreased by $245,000 to $2,845,000, primarily due to $441,000 of long-term debt maturing within one year.

     Operating Activities -- Magnum's operating activities provided cash of $823,000 during fiscal 1996, $1,135,000 in fiscal 1995 and $1,529,000 in fiscal
1994. For fiscal 1996, 1995 and 1994, net cash provided by operating activities resulted primarily from net income adjusted for depreciation.

     Investing Activities -- Net cash used in investment activities in fiscal 1996, 1995 and 1994 of $374,000, $1,551,000 and $121,000, respectively, consisted primarily of capital expenditures and purchases of held-to-maturity securities. Other than tenant improvements in the new facility during fiscal 1996, capital expenditures were primarily for new manufacturing equipment and personal computers and related software for a local area network. Purchases of held-to-maturity securities in fiscal 1995 amounted to $1,455,000.

     Financing Activities -- Net cash used in financing activities consisted primarily of the repurchase of common stock and principal payments on long-term borrowings. Magnum repurchased outstanding common stock in the amounts of $789,000, $928,000 and $27,000 during fiscal 1996, 1995 and 1994, respectively.
During these same periods, Magnum's principal payments on long-term borrowings, including capital lease obligations, were $154,000, $198,000 and $196,000.

     As of March 29, 1996, Magnum's primary unused sources of funds consisted of $893,000 of cash and cash equivalents, in addition to $1,483,000 of short-term investments. Magnum also maintains a $1,500,000 revolving accounts receivable line of credit with a bank, which is renewed and amended annually in September. Borrowings bear interest at prime plus 0.5%. As of March 29, 1996, there were no borrowings outstanding.

     Magnum expects to make capital expenditures throughout fiscal 1997 and will also continue to explore acquisition, merger and strategic partnering agreement opportunities. Magnum believes that, together with cash on hand and cash generated from operations, sufficient funds exist to finance its operations through at least the end of fiscal 1997. To the extent necessary, Magnum may also use bank borrowings and capital leases depending on the terms available. Magnum's cash requirements in the future may also be financed through additional equity or debt financing. There can be no assurance that such financing can be obtained on favorable terms, if at all.

                          INFORMATION CONCERNING REMEC

INTRODUCTION

     REMEC is a leader in the design and manufacture of microwave multi-function modules ("MFMs") for microwave transmission systems used in defense applications and recently commenced selling MFMs to the commercial wireless telecommunications market. REMEC believes that its expertise in microwave transmission system components such as filters, amplifiers, mixers and switches and its expertise in integrating these components into MFMs give REMEC a strong competitive position in the emerging commercial wireless infrastructure equipment market. REMEC's capabilities enable it to develop and manufacture MFMs with reduced size, weight, parts count and cost, and increased reliability and performance.

     REMEC's products operate at high RF (800 MHz to 1 GHz), microwave (1 GHz to 20 GHz) and millimeter wave (20 GHz to 50 GHz) frequencies (collectively referred to as "microwave"). Modern wireless telecommunications systems employ microwave transmission technology pioneered in the defense industry. Microwave frequency bands have been used for emerging wireless telecommunications applications because they are less congested and have more available bandwidth, affording greater voice, data and video transmission capacity than lower frequency bands. Fueled by technological advances and regulatory changes, demand for wireless telecommunications products has increased in recent years for applications such as mobile telephony (cellular and PCS), paging, wireless cable, interactive television and wireless local loop. These emerging wireless applications require a large infrastructure of microwave transmission equipment such as base stations and point-to-point radios.

     REMEC also designs and manufactures precision instruments for guidance, control and measurement systems used by the defense, aerospace, petroleum and mining industries.

     On April 30, 1996, REMEC acquired from STM Wireless, Inc. ("STM") for cash RF Microsystems, Inc. ("RFM"), a wholly owned subsidiary of STM, and various VSAT (very small aperture terminals) microwave design and manufacturing resources for a purchase price of approximately $4.0 million. In addition, STM and REMEC formed a strategic partnership under which REMEC received purchase orders totaling approximately $20 million for the design and manufacture of commercial wireless C-Band VSAT equipment. RFM provides the Department of Defense with research and analysis, systems engineering and test evaluation, primarily for satellite communication systems.

INDUSTRY BACKGROUND

     In recent years there has been a significant increase in demand for wireless telecommunications services from business and consumer users worldwide. This trend has led to significant growth in the number of subscribers for existing wireless communications systems and to the emergence of new wireless applications. The United States Department of Commerce estimates that there were approximately 52 million cellular subscribers worldwide at the end of 1994, compared with approximately 33 million at the end of 1993. In response to the increasing demand, governmental regulatory agencies are allocating additional frequencies for personal communications services ("PCS") which can be used for a broad range of wireless voice, data and facsimile services.

     REMEC expects demand for PCS and cellular infrastructure equipment to increase. PCS licenses are currently being auctioned in the United States. To date, service providers have paid in excess of $7 billion for such licenses. REMEC believes that these licensees will rapidly deploy infrastructure equipment in order to begin offering service from which to recover their investment. In addition, the licensees are required by FCC regulations to establish a PCS infrastructure to service approximately 33% of the population in their respective service areas within five years and 67% within ten years or risk forfeiting their licenses. This requirement is expected to drive a rapid build-up of base station equipment in advance of the start of subscriber service. Additional development of infrastructure is expected in the cellular industry as well. In response to increased demand, existing cellular service providers in densely populated urban areas are expanding the capacity of their existing cellular systems by incorporating microcellular networks that divide current cells into several smaller radius cells in order to maintain service quality and availability, requiring expansion of infrastructure equipment.

     Microwave frequency bands have been allocated for evolving wireless telecommunications applications because they are less congested and have more available bandwidth, affording greater voice, data and video transmission capacity than lower radio frequency bands. The microwave technology used in modern wireless telecommunications systems employ technology pioneered in the defense industry. Governments worldwide have funded the development of microwave transmission technologies for defense purposes including missile guidance, electronic warfare, communications, radar, radar jamming, navigation and identification of other aircraft. Higher frequency transmissions have been desirable for defense applications because they have traditionally been less congested, afford greater positional accuracy at shorter range, and allow for the use of smaller equipment, especially important characteristics in satellites, aircraft and missiles.

     A typical cellular or PCS communications system contains a number of cells, each with a base station, which are networked to form a service provider's coverage area. Each base station or cell site houses the equipment that transmits and receives telephone calls to and from the cellular or PCS subscriber within the cell and to and from the switching office of the local wireline telephone system. This equipment usually consists of several multi-channel radios, some of which operate at lower frequencies to communicate with the subscriber (phone, modem, etc.) and others operating at higher frequencies to communicate with the local switching office and with adjacent base stations. In the past, base stations typically were interconnected through leased telephone lines, but with the advent of less expensive radio systems, it is often easier and more cost effective to use microwave point-to-point radios for wireless interconnection links.

     Wireless technology has other potentially broad applications beyond cellular and PCS systems. The recent worldwide trend toward privatization of public telephone operators and deregulation of local telephone or "local loop" services has resulted in increased competition in the delivery of telephone service from alternative access providers. Many of these new access providers, such as long-distance telephone carriers, public utilities and cable television companies, must install or upgrade infrastructure to support basic and enhanced services. In addition, worldwide demand for basic telephone service has grown, especially in developing countries. As new infrastructure is established to deliver local telephone service, service providers are increasingly choosing wireless microwave transmission systems, which involve a number of short-haul radio connections, instead of a traditional wired approach, to connect subscribers to the public telephone network because wireless systems generally offer lower cost and faster installation. Wireless systems can also be used to bypass local telephone operating companies for private networking applications.

     Market demands for wireless telecommunications are also being addressed by satellite systems to provide wireless transmissions of voice, data and video information to and from fixed ground and mobile terminals for applications such as credit card validation, inventory collection and remote monitoring, as well as rural telephony.

THE REMEC OPPORTUNITY

     Historically, microwave systems for defense applications were built by prime contractors who would procure single function components (such as filters, amplifiers and mixers) from various specialized manufacturers. These single function components were then connected to create the complete microwave transmission system. In order to prevent components from interfering with each other or being damaged, components were individually packaged. In response to the demands of the Department of Defense to increase performance for microwave transmission systems (especially systems located on aircraft and missiles), prime contractors integrated more functionality into the systems while reducing size and weight. To accomplish this, the prime contractors demanded higher levels of integration from component suppliers.

     REMEC, which started in 1983 as a producer of single function components, was well positioned to respond to the prime contractors' demands and took a leadership role in developing microwave MFMs in which numerous component functions are integrated into a single module. Integrating multiple functions into one module reduces packaging and interconnects, permits improved performance through optimal partitioning and implementation of functions and minimizes "over engineering." The result has been significant reductions in size, weight and cost and improvements in producibility and reliability. In fiscal year ended January 31, 1996, sales of MFMs accounted for more than 70% of REMEC's microwave product sales.

     REMEC believes that the evolution of cellular and PCS infrastructure, as well as other wireless telecommunications systems, will require increased integration in order to reduce size, weight and cost and to increase reliability and producibility of base station equipment. REMEC believes that the high cost of facilities, power and maintenance will necessitate the development of small, highly reliable and cost effective microwave "front ends" (the circuitry of the radio that enables signals to be transmitted and received at microwave frequencies) for wireless transmission systems, requiring the increased use of MFMs. In addition, increasing use of MFMs will facilitate higher volume commercial production of wireless infrastructure equipment.

     REMEC believes that the following core competencies will enable it to address the opportunities presented in the emerging wireless telecommunications market:

          Integration Expertise. Integration is a key part of designing high performance equipment that operates at higher frequencies (over 1 GHz) or that must operate over a broad frequency range. By effectively integrating multiple functions into single modules, REMEC has been able to accomplish the following:

             - reduce packaging and interconnects

             - improve performance through optimal partitioning and
               implementation of functions

             - reduce product size and parts count

             - increase reliability

             - minimize "over engineering" (e.g., avoid using higher
               performance, more costly components than are necessary in order to compensate for the performance degradation effects resulting from combining different components into one system)

             - reduce cost

          Concurrent Engineering. REMEC has excelled at developing products optimized in design, process and manufacturing implementation by employing "concurrent engineering" during the product development cycle. REMEC's concurrent engineering approach extends to both its customer and supplier base. REMEC often participates in its customers' product development cycle during the conceptual design stage and is able to influence its customers' system architecture/design in order to optimize for cost and performance at the MFM level. Likewise, REMEC invites suppliers to participate in the design process to optimize material and device selection. In the product design process, product teams with design, process, quality and manufacturing engineering expertise review the product design to assure its producibility, high quality and affordability. Manufacturing process development and tooling occurs concurrently with product development. REMEC believes that its concurrent engineering process reduces cycle times and costly product redesigns when products move to volume production.

          Technology Leadership. Since its inception in 1983, REMEC has developed over 2500 microwave MFMs and components and has become an important supplier of MFMs to many of the nation's leading defense contractors. REMEC has received significant recognition, including "preferred supplier" designations, from customers including Hughes Aircraft, Loral Corporation, Lockheed-Martin Corporation, TRW Inc., Westinghouse and Raytheon Company. These distinctions generally carry with them the opportunity to bid on all new product procurements by the customer in REMEC's area of expertise and to ship products without the customer performing a quality inspection prior to shipment. REMEC has developed many proprietary design techniques and manufacturing processes which have been standardized within REMEC in the form of documented design rules and standards that are used throughout the engineering staff. This proprietary library is used by REMEC in applying its expertise to commercial wireless telecommunications infrastructure equipment.

          Vertical Integration in Design and Manufacturing. With vertical integration REMEC focuses on and retains control of each step of the entire design and manufacturing process while minimizing the use of outside sources and subcontractors for key services. Vertical integration reduces time to market and unit costs and improves quality control, reliability and REMEC's ability to implement volume production.

STRATEGY

     REMEC intends to become a leading developer and supplier of microwave MFMs and components to wireless telecommunications infrastructure OEMs and to retain leadership in developing and supplying microwave MFMs and components to the defense industry. Execution of REMEC's strategy incorporates the following key elements:

          Leverage Expertise in New Markets for Wireless Infrastructure Equipment. REMEC plans to use the technological expertise it developed in the defense industry to respond to the increasing demand for wireless telecommunications infrastructure equipment. To better focus on these opportunities, REMEC formed REMEC Wireless, Inc. in May 1995, which operates as a separate business entity with dedicated design and manufacturing resources. REMEC Wireless is producing point-to-point radio front ends for P-COM, as well as developing products for customers in the cellular, PCS, paging and satellite market segments.

          Maintain and Enhance Leadership in Microwave Technology. REMEC intends to maintain and enhance its leadership in microwave technology by continuing its participation in selected defense programs that involve highly sophisticated, state-of-the-art microwave technology. REMEC believes that the technological capability to integrate increased microwave functionality into single modules -- skills acquired by REMEC in the defense industry -- will be a key factor in achieving substantial reductions in the size and cost of commercial wireless infrastructure equipment.

          Build Strategic Customer Alliances. REMEC intends to continue its focus on developing significant customer alliances with leading wireless OEMs and defense prime contractors. REMEC concentrates its efforts on applications which offer the potential for recurring high volume production. In wireless telecommunications REMEC's strategy is to enter into strategic alliances with selected leaders in each of the wireless market segments targeted by REMEC. REMEC supports its customers during their conceptual design stage to influence the system architecture/design to optimize for cost, performance and producibility, further enhancing the likelihood of follow on business.

          Maintain Cost Competitiveness. REMEC intends to remain cost competitive through increasing its use of manufacturing automation and implementing performance alignment and test automation. REMEC intends to implement more extensive process manufacturing automation and believes that its ability to develop a high level of automated product alignment and test capability will offer an important competitive advantage. REMEC also believes that its capabilities in integrating numerous functions into single modules will enable it to continue to produce high performance products at competitive cost.

          Augment Component Technology. REMEC believes that its superior technological and manufacturing skills at the component level allow it to achieve optimum levels of MFM integration making it better able to respond to customer requirements for reduced size and weight and lower cost. REMEC intends to acquire additional specialized microwave component technology through the acquisition of premier component firms to expand its existing component capabilities and integration expertise.

TECHNOLOGY

     Wireless transmissions require the conversion of information into a higher frequency signal that can be transmitted and received through the air. Generally, the frequency spectrum is allocated for different wireless uses by governmental entities. The following diagram illustrates the frequency ranges at which various wireless applications operate or are expected to operate.

            ALLOCATION OF FREQUENCY RANGE FOR WIRELESS APPLICATIONS

                 BAND               FREQUENCY RANGE                    USES
    ------------------------------  ----------------      ------------------------------
    Low Frequency (LF) --              < 300 MHz          Navigation Equipment
      Very High Frequency (VHF)                           (Aeronautical/Marine)
                                                          AM/FM Radio
                                                          Amateur/CB Radio
                                                          Television
                                                          Dispatch Radio
    Ultra High Frequency (UHF)       300 - 800 MHz        UHF Television
                                                          Specialized Mobile Radio (SMR)
                                                          Paging
                                                          Wireless Data Collection
    High Radio Frequency (RF)       800 MHz - 1 GHz       Analog Cellular
                                                          Digital Cellular
                                                          Two-way Messaging
                                                          Cordless Phone
    Microwave                          1 - 2 GHz          Private Radio Networks
                                                          PCS
                                                          Mobile Satellite Telephony
                                                          Military Communications/
                                                          Navigations
    Microwave/Millimeter Wave          2 - 50 GHz         VSAT
                                                          Satellite Voice/Messaging
                                                          Point-to-Point Radios
                                                          Wireless TV
                                                          Radar
                                                          Electronic Warfare

     As new applications emerge for wireless technology, higher and higher frequencies must be used due to congestion at lower frequencies. Additionally, higher frequency bands allow a greater number of channels to be allocated to the same percentage of spectrum compared with lower frequencies, affording greater capacity at similar cost. The microwave transmission systems and associated equipment required to implement these applications are similar in nature and require similar design and manufacturing expertise as those developed for defense applications. Examples of such equipment are millimeter wave point-to-point radios which have been increasingly utilized for short-haul wireless connections such as interconnecting cellular and PCS bases stations or providing private local loop service. High frequency radios are well suited for these applications because the signal strength fades out very quickly in the atmosphere, allowing frequencies to be "re-used" beyond relatively small geographic areas such as cellular systems. For example, the signal of a 23 GHz point-to-point radio has a range of approximately 10 miles.

     Every microwave transmission system contains a microwave "front end" that performs the function of transforming modulated voice, data or video from an intermediate frequency ("IF") signal (generally 10 MHz to 500 MHz) into a microwave frequency signal for transmission and/or converting an incoming signal from microwave frequencies back into an IF modulated voice, data or video signal. A microwave front end will usually consist of several interconnected MFMs and single function components.

PRODUCTS

     Microwave MFMs and Components. REMEC designs customized microwave MFMs and components, as well as subsystems incorporating multiple MFMs and components, to address the specific requirements of its OEM and defense contractor customers. In fiscal year end January 31, 1996 and the three months ended May 5, 1996, sales of microwave MFMs and components accounted for approximately 61% and 65%, respectively, of REMEC's sales, with sales of MFMs accounting for more than 74% and 82% of REMEC's microwave product sales in those respective periods.

     An MFM typically consists of one or a number of microwave circuit boards and/or ceramic substrates mounted into a single package on which semiconductor devices and other electronic components are interconnected to perform signal processing functions such as amplification, conversion from one frequency to another and filtering. The performance of the MFM is affected by the characteristics of the semiconductor devices and other electronic components, the inter-connectivity patterns of various components, the shape, size and location of the components with respect to each other, the type of material used for the circuit board or substrate, and the size, shape and type of enclosure that is designed to hold the circuit boards and/or substrates. Predicting and controlling performance in module designs at microwave frequencies requires a combination of design experience using accurate modeling of component performance and manufacturing experience employing repeatable and precise tolerance manufacturing processes. Perfecting module designs also requires expertise in partitioning circuit blocks. Knowledge of which functions to integrate or separate and how various blocks will interact in the system results in better overall performance and smaller size. Knowledge of which materials, devices and technology best implement each function results in lower cost.

     The Communication, Navigation and Identification (CNI) system for the F-22 Stealth Tactical Fighter Aircraft illustrates the benefits derived from the application of REMEC's MFM technology. A product team comprised of TRW Inc. and REMEC engineers concurrently developed the requirements documents for 15 unique MFMs and several components that comprise the microwave front end of the CNI system. The product team optimized TRW's preliminary design for maximum electrical performance, minimal package size and weight, minimum number of unique MFMs and low manufacturing cost. The product team was able to reduce the number of unique MFMs from 15 to 13, the weight from 24 to 17 pounds and the volume by 30%, while improving performance and reducing the cost of production.

     When REMEC was founded in 1983, its first products were filters, single function components. Since inception, REMEC has excelled at developing a broad range of filter products. REMEC believes that its core filter technology has been a significant enabler in the MFM business. Today, REMEC designs and manufactures a number of components, including filters, switches, variable attenuators, amplifiers, oscillators, mixers and multipliers. REMEC believes that its component level expertise is a key competitive advantage in designing MFMs. REMEC's components generally are able to operate at high frequencies and are relatively small in size. Although most of REMEC's revenues currently are from sales of MFMs, REMEC does sell a significant number of single-function filters, switches, multipliers and amplifiers.

     Commercial systems which utilize these products include infrastructure radio equipment for cellular and PCS systems, wireless local loop, private networks, VSAT networks and mobile satellite communication networks. Defense applications which utilize these products include radar, radar jamming, communications and navigation systems on aircraft, satellites and missile guidance systems. During the fiscal year ended January 31, 1996, and fiscal quarter ended May 5, 1996, the sale of microwave MFMs and components accounted for approximately 61% and 65%, respectively, of REMEC's total sales. REMEC's $119.6 million backlog as of May 5, 1996 included $98.1 million of orders for microwave MFMs and components.

     The following table lists certain of REMEC's microwave components and MFMs:

                                                                                    TYPICAL
      PRODUCT TYPES                             FUNCTION                          PRICE RANGE
- -------------------------  --------------------------------------------------    --------------
Filters, Duplexers and     Separate desired frequency bands from undesired              $10-500
  Multiplexers             bands
Switches                   Switch signal between different signal paths              $100-2,000
Switch Attenuators         Select discrete attenuation values                        $500-3,000
Variable Attenuators       Select continuously variable attenuation values           $500-3,000
Switch Matrices            Allow MxN connectivity between M-inputs and            $5,000-50,000
                           N-outputs
Switched Delay Lines       Select discrete phase delays                            $1,000-3,000
Switched Filters           Select between multiple filters                          $500-25,000
Multipliers                Multiply an input frequency by an integer                 $100-2,000
Comb Generators            Provide several multiplied frequencies in a single        $500-2,000
                           output
Frequency Generators       Generate multiple discrete frequency outputs             $500-25,000
Frequency Synthesizers     Generate a discrete stepped frequency output             $500-25,000
Switched Amplifiers        Provide multiple amplified signal functions               $500-5,000
Frequency Converters       Provide frequency conversion function                     $300-5,000

     Microwave MFMs and Components Under Development. REMEC's most significant product under development is the next generation design of the front end of a 23 GHz point-to-point radio for P-COM. This subsystem consists of the integration of a number of MFMs and components which perform multiple frequency conversions between the baseband IF signal and the 23 GHz transmit/receive signal. The re-design involves circuit optimization to reduce component count, size and cost and re-packaging to combine multiple functions into a smaller number of MFMs. REMEC is also working with P-COM on the development of other products. See "Information Concerning REMEC -- Customers."

     In the VSAT market, REMEC is transitioning a fully integrated C-Band SCPC (single carrier per channel) transceiver from development into volume production. This transceiver provides band width on demand allowing a large number of data channels to be multiplexed into a single communications link which provides a cost advantage over current single channel products. REMEC is also developing a low cost single channel SES (subscriber earth station) VSAT terminal for STM. REMEC intends to use this product to provide satellite-based phone service to outlying areas in underdeveloped countries.

     In the satellite communications market, REMEC is currently involved in a concurrent development program with Orbital Sciences Corporation for the transmit and receive modules used in the satellites that comprise their LEO (Low Earth Orbit) constellation designed to provide two-way data and messaging service anywhere on the globe. Two prototype satellites which include REMEC's microwave products have been launched. REMEC also supplies components to Motorola, Inc. on the Iridium satellite program.

     REMEC is in the process of creating a dedicated commercial filter product line to adapt its core technology to the wireless marketplace. High performance cavity filters located at the antenna port of base station radio front ends are being developed for cellular systems, paging transmitters and point-to-point radios. Low cost ceramic filter products, typically used downstream from the antenna, are being developed for cellular, PCS, point-to-point radio and paging transmitter applications.

     Several cellular and PCS radio modules that integrate cavity filters, amplifiers, ceramic filters and distribution circuits are currently being developed. In these cases, REMEC is using its component/technology expertise and integration skills to develop a higher performance product at a lower cost than current single function filter and amplifier component suppliers. As REMEC designs components and modules for specific markets, REMEC believes these designs can be readily modified and repackaged for similar products for other customers in the same market, shortening product development cycle time and production ramp-up.

     Inertial Guidance Products. REMEC also designs and manufactures precision instruments for guidance, control and measurement systems through a wholly owned subsidiary, Humphrey, Inc., which was incorporated in 1951 and acquired by REMEC effective January 31, 1994. These instruments are used by the defense, aerospace, petroleum and mining industries. Humphrey's primary products are gyroscopes used for military missile and bomb guidance. During the fiscal year ended January 31, 1996, and the fiscal quarter ended May 5, 1996, Humphrey accounted for approximately 39% and 35%, respectively (36% for the comparable quarter in fiscal 1995), of REMEC's sales. REMEC's $119.6 million backlog as of May 5, 1996, included $18.4 million of orders by Humphrey's customers.

     Most of Humphrey's business is the design, manufacture and sale of guidance and control components, including gyroscopes, rate sensors, accelerometers, potentiometers, pendulums, magnetometers, north-seeking devices and related products for control and instrumentation systems. These products indicate changes in the direction and speed of moving objects and are sold to a wide variety of missile and defense aircraft manufacturers for use in primary control systems for the stabilization and guidance of missiles and in instrumentation systems. In addition, these products are purchased by manufacturers of commercial and general aviation aircraft. Humphrey's products are designed for use in defense, aircraft, aerospace and oceanographic applications. A smaller portion of Humphrey's business is directional survey equipment consisting of directional gyroscopes, cameras, optical compasses and related instruments used for subsurface directional surveying in exploration and production drilling in the petroleum and mining industries.

CUSTOMERS

     Commercial. Since entering the commercial market for microwave MFMs and components in March 1995, REMEC has received $47.3 million in orders from P-COM to produce point-to-point radio front ends and related MFMs. In addition, REMEC has received $20.0 million in orders from STM for the design and manufacture of C-Band VSAT equipment. REMEC has also received small initial orders for microwave MFMs and components from AT&T, Caterpillar Inc., Glenayre Technologies, Inc., Motorola, Inc., Orbital Sciences Corporation, Pacific Communication Sciences, Inc. and Lockheed Martin Corporation.

     REMEC expects that sales of its wireless commercial products will continue to be concentrated among a limited number of major customers. If REMEC were to lose a major customer or if orders by such customer were to be canceled or otherwise decrease, REMEC's business, financial condition and results of operations would be materially adversely affected. See "Risk Factors -- Reliance on P-COM; Customer Concentration and Exclusivity."

     P-COM. P-COM produces point-to-point millimeter wave radio systems for use in wireless telecommunications applications. P-COM was founded in August 1991 and reported sales of $738,000 for the year ended December 31, 1993, $9,238,000 for the year ended December 31, 1994 and $42,805,000 for the year ended December 31, 1995. P-COM and REMEC entered into an agreement in August 1995 for the production by REMEC of microwave front ends for 23 GHz point-to-point radios in quantities and at fixed prices set forth in purchase orders issued by P-COM and accepted by REMEC. The agreement provides for REMEC to reduce product cost through design changes. REMEC has accepted orders to produce in excess of 15,000 units for P-COM. The orders are to be executed in three phases. In the first phase, REMEC has been producing and shipping units in accordance with P-COM's existing product design. REMEC is currently designing and producing units for the second phase, which involves the re-design by REMEC of significant portions (individual MFMs) of the unit. The third phase, which accounts for a substantial portion of the orders, will involve a re-design by REMEC of the entire point-to-point radio front end. REMEC's May 5, 1996 backlog contains $38.1 million of orders placed by P-COM, $8.0 million of which is scheduled to be shipped in the last three quarters of fiscal year ending January 31, 1997. REMEC produces the units based on a rolling six-month forecast provided by P-COM. The agreement provides that all of the units will be delivered by June 1998. REMEC has agreed to sell the products which are the subject of the agreement exclusively to P-COM and not to compete with P-COM in the sale of point-to-point radios under conditions applicable to both parties. REMEC faces the risk of cost overruns if it fails to achieve forecasted product design goals and manufacturing efficiencies in the production of point-to-point radio front ends for P-COM. See "Risk Factors -- Reliance on P-COM; Customer Concentration and Exclusivity" and "-- Risks of Cost Overruns and Product Non-performance."

     STM. STM sells complete VSAT network systems to foreign governments and corporate entities to provide both voice and data communications over long distance through use of satellite communications. In connection with the acquisition of RFM from STM, REMEC received orders from STM for approximately $20 million of VSAT transceiver products.

     Defense. REMEC focuses its efforts on defense programs which it believes have the highest probability of follow on production. Tactical aircraft, satellites, missile systems and guided bombs comprise the majority of the platforms of REMEC's customers. Defense industry programs from which REMEC derives or may derive significant revenues include: the F-22 Stealth Tactical Fighter Aircraft program for the U.S. Air Force for which REMEC is developing switch amplifiers, switch filters, integrated switch modules, power amplifiers, frequency generators, frequency converters and frequency multipliers for three different RF subsystems (CNI, Radar and Electronic Warfare); the Airborne Self-Protection Jammer (ASPJ) program for foreign military customers for which REMEC has developed and produced a 28-channel switched filter bank and multi-function components such as frequency modulators; the Advanced Medium Range Air to Air Missile (AMRAAM) program for the U.S. Air Force for which REMEC has developed and produced frequency multipliers, converters and filters; and the radar warning receiver program (ALR 56M) for the U.S. Air Force for which REMEC has developed and produced switch filters, notch filters, switches and filters.

     REMEC sells microwave MFMs and components to prime contractors such as TRW Inc., Hughes Aircraft, Westinghouse, Loral Corporation and Litton Industries. In fiscal 1995 and 1996, sales to Hughes Aircraft accounted for 12% and 15%, respectively, of total net sales. In fiscal 1995, sales to Loral Corporation accounted for 15% of total net sales. REMEC through Humphrey sells inertial guidance products primarily to defense prime contractors such as GEC-Marconi, Texas Instruments, British Aerospace plc and Lockheed Martin Corporation. In fiscal 1996, sales to GEC-Marconi accounted for 10% of total net sales.

     Historically, most of REMEC's revenues have been derived from sales to the defense market. Revenues for defense applications constituted approximately 96%, 92% and 88% of REMEC's revenues for each of the years ended January 31, 1994, 1995, and 1996, respectively. REMEC expects to continue to derive a substantial portion of its revenues from the defense industry and to develop products for defense applications. As a result, REMEC's sales could be materially adversely impacted by a decrease in government defense budgets because of spending cuts, general budgetary constraints or otherwise. See "Risk Factors -- Dependence on Defense Market."

BACKLOG

     REMEC's backlog of orders as of January 31, 1995, January 31, 1996 and May 5, 1996 was $49.7 million ($3.6 million commercial and $46.1 million defense) and $84.1 million ($43.1 million commercial and $41.0 million defense) and $119.6 million ($61.7 million commercial and $57.9 million defense), respectively. Of the $50.4 million backlog scheduled to be shipped during the last three quarters of fiscal year ending January 31, 1997, $17.2 million is for commercial customers and $33.2 million is for defense customers. REMEC includes in its backlog only those orders for which it has accepted purchase orders. However, backlog is not necessarily indicative of future sales. A substantial amount of REMEC's backlog can be canceled at any time without penalty, except, in some cases, for the recovery of REMEC's actual committed costs and profit on work performed up to the date of cancellation. For example, the government terminated a large defense program in December 1992 for which REMEC had been supplying in excess of $4 million of products on an annual basis. In addition, purchase orders comprising approximately half of the current backlog set forth product specifications that would require REMEC to complete additional product development. A failure to develop products meeting such specifications could lead to a cancellation of the related purchase order. A substantial portion of the purchase orders comprising backlog at May 5, 1996 include product specifications not yet achieved by REMEC. See "Risk Factors -- Reliance on P-COM; Customer Concentration and Exclusivity," "-- Risk of Cost Overruns and Product Non-performance" and "-- Backlog."

SALES AND MARKETING

     REMEC uses a team-based sales approach to facilitate close management by Company personnel of relationships at multiple levels of the customer's organization, including management, engineering and purchasing personnel. REMEC's integrated sales approach involves a team consisting of a senior executive, a business development specialist, members of REMEC's engineering department and, occasionally, a local technical sales representative. In particular, the use of experienced engineering personnel as part of the sales effort enables close technical collaboration with the customer during the design and qualification phase of new communications equipment which, REMEC believes, is critical to the integration of its products into its customers equipment. REMEC's executive officers are also involved in all aspects of REMEC's relationships with its major customers and work closely with their senior management. REMEC utilizes manufacturers and sales representatives to identify opportunities.

     To date, REMEC has sold its products overseas with the assistance of independent sales representatives. Sales outside of the United States represented 1%, 13% and 16% of net sales in fiscal years ended January 31, 1994, 1995 and 1996, respectively. Sales outside of the United States are denominated in U.S. dollars in order to reduce the risks associated with the fluctuations of foreign currency exchange rates. The international sales do not include products sold to foreign end users by REMEC's domestic OEM customers.

MANUFACTURING

     REMEC assembles, tests, packages and ships products at its manufacturing facilities located in San Diego, California. REMEC believes that process expertise and discipline are key elements of successful high volume production of microwave MFMs because of the precise specifications required. Since inception, REMEC has been manufacturing products for defense programs in compliance with the stringent MIL-Q-9858 specifications. REMEC believes that it can readily bring to the commercial market the manufacturing quality and discipline it has demonstrated in the defense market. REMEC received ISO-9001 certification from the Defense Electronics Supply Center in 1996 for its microwave facilities. ISO-9001 is a standard established by the International Organization for Standardization that provides a methodology by which manufacturers can obtain quality certification. Although this certification is not currently required by any of its customers, REMEC believes that it will be beneficial to the acquisition of future business. To assure the highest product quality and reliability and to maximize control over the complete manufacturing cycle and costs, REMEC seeks to achieve vertical integration in the manufacturing process wherever appropriate.

     Historically, the volume of REMEC's production requirements in the defense markets was not sufficient to justify the widespread implementation of automated manufacturing processes. REMEC anticipates that increased sales of its products to the wireless telecommunications industry will require a significant increase in REMEC's manufacturing capacity. Accordingly, REMEC has begun to introduce automated manufacturing techniques for product assembly and testing and is currently planning to expand its facilities. REMEC expects to install automated test and assembly equipment necessary for its current backlog by the end of calendar year 1996.

     REMEC attempts to utilize standard parts and components that are available from multiple vendors. However, certain components used in REMEC's products are currently available only from single sources, and other components are available from only a limited number of sources. REMEC's reliance on contract manufacturers and on sole suppliers involves several risks, including a potential inability to obtain critical materials or services and reduced control over production costs, delivery schedules, reliability and quality of components or assemblies. Any inability to obtain timely deliveries of acceptable quality, or any other circumstance that would require REMEC to seek alternative contract manufacturers or suppliers, could delay REMEC's ability to deliver its products to its customers, which in turn would have a material adverse effect on REMEC's business, financial condition and results of operations. Despite the risks associated with purchasing components from single sources or from a limited number of sources, REMEC has made the strategic decision to select single source or limited source suppliers in order to obtain lower pricing, receive more timely delivery and maintain quality control. REMEC also relies on contract manufacturers for circuit board assembly. REMEC generally orders components and circuit boards from its suppliers and contract manufacturers by purchase order on an as needed basis. See "Risk
Factors -- Dependence on Suppliers and Contract Manufacturers" and
"-- Government Regulations."

COMPETITION

     The markets for REMEC's products are extremely competitive and are characterized by rapid technological change, new product development, product obsolescence and evolving industry standards. In addition, price competition is intense and significant price erosion generally occurs over the life of a product. REMEC faces some competition from component manufacturers which have integration capabilities, but believes that its primary competition is from the captive manufacturing operations of large wireless telecommunications OEMs (including all of the major telecommunications equipment providers) and defense prime contractors who are responsible for a substantial majority of the present worldwide production of MFMs. REMEC's future success is dependent upon the extent to which these OEMs and defense prime contractors elect to purchase from outside sources rather than manufacture their own microwave MFMs and components. REMEC's customers and large manufacturers of microwave transmission equipment could also elect to enter into the non-captive market for microwave products and compete directly with REMEC. Many of REMEC's current and potential competitors have substantially greater technical, financial, marketing, distribution and other resources than REMEC and have greater name recognition and market acceptance of their products and technologies. No assurance can be given that REMEC's competitors will not develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features or that new products or technologies will not render obsolete the products of REMEC's customers. For example, innovations such as a wireless telephone system utilizing satellites instead of land-based base stations or a device that integrates microwave functionality could significantly reduce the potential market for REMEC's products. REMEC believes that to remain competitive in the future it will need to invest significant financial resources in research and development.

RESEARCH AND DEVELOPMENT

     Research and development expenses recorded by REMEC for the fiscal years ended January 31, 1994, 1995 and 1996 were approximately $32,000, $237,000 and $1,582,000, respectively. Research and development expenses for the fiscal quarter ended May 5, 1996 were $726,000. REMEC's research and development efforts in the defense industry are conducted in direct response to the unique requirements of a customer's order and, accordingly, are included in cost of sales and the related funding in net sales. REMEC expects that as its commercial business expands, research and development expenses will increase in amount and as a percentage of sales.

GOVERNMENT REGULATIONS

     REMEC's products are incorporated into wireless telecommunications systems that are subject to regulation domestically by the Federal Communications Commission ("FCC") and internationally by other government agencies. Although the equipment operators and not REMEC are responsible for compliance with such regulations, regulatory changes, including changes in the allocation of available frequency spectrum, could materially adversely affect REMEC's operations by restricting development efforts by REMEC's customers, obsoleting current products or increasing the opportunity for additional competition. Changes in, or the failure by REMEC to manufacture products in compliance with, applicable domestic and international regulations could have a material adverse effect on REMEC's business, financial condition and results of operations. In addition, the increasing demand for wireless telecommunications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past caused and may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by REMEC's customers, which in turn may have a material adverse effect on the sale of products by REMEC to such customers.

     REMEC is also subject to a variety of local, state and federal governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture REMEC's products. The failure to comply with current or future regulations could result in the imposition of substantial fines on REMEC, suspension of production, alteration of its manufacturing processes or cessation of operations.

     Because of its participation in the defense industry, REMEC is subject to audit from time to time for its compliance with government regulations by various agencies, including the Defense Contract Audit Agency, the Defense Investigative Service and the Office of Federal Control Compliance Programs. An adverse finding in any such audit could adversely affect REMEC's ability to compete for and obtain future defense business.

     REMEC believes that it operates its business in material compliance with applicable government regulations.

INTELLECTUAL PROPERTY

     REMEC does not presently hold any patents applicable to its products. In order to protect its intellectual property rights, REMEC relies on a combination of trade secret, copyright and trademark laws and employee and third-party nondisclosure agreements, as well as limiting access to and distribution of proprietary information. There can be no assurance that the steps taken by REMEC to protect its intellectual property rights will be adequate to prevent misappropriation of REMEC's technology or to preclude competitors from independently developing such technology. Furthermore, there can be no assurance that, in the future, third parties will not assert infringement claims against REMEC or with respect to its products for which REMEC has indemnified certain of its customers. Asserting REMEC's rights or defending against third party claims could involve substantial costs and diversion of resources, thus materially and adversely affecting REMEC's business, financial condition and results of operations. In the event a third party were successful in a claim that one of REMEC's products infringed its proprietary rights, REMEC may have to pay substantial royalties or damages, remove that product from the marketplace or expend substantial amounts in order to modify the product so that it no longer infringes such proprietary rights, any of which could have a material adverse effect on REMEC's business, financial condition and results of operations.

EMPLOYEES

     As of May 5, 1996, REMEC had a total of 837 employees, including 567 in manufacturing and operations, 141 in research, development and engineering (including 34 designers and drafters, 12 manufacturing engineers, 6 quality engineers and 89 electrical and mechanical engineers), 47 in quality assurance, 32 in sales and marketing and 50 in administration. REMEC believes its future performance will depend in large part on its ability to attract and retain highly skilled employees. None of REMEC's employees is represented by a labor union and REMEC has not experienced any work stoppage. REMEC considers its employee relations to be good.

PRINCIPAL SHAREHOLDERS

     The following sets forth certain information regarding beneficial ownership of the REMEC Common Stock as of May 31, 1996 and the beneficial ownership such shares will represent after the Merger (i) by each person who is known by REMEC to own beneficially more than 5 percent of REMEC Common Stock or who is expected to own beneficially more than 5 percent of REMEC Common Stock after the Merger,
(ii) by each of REMEC's directors, (iii) by the Chief Executive Officer and the four other most highly paid executive officers of REMEC at fiscal year end (the "Named Executive Officers") and (iv) by all directors and executive officers as a group.

                                                                     SHARES              BENEFICIAL
                                                               BENEFICIALLY OWNED        OWNERSHIP
                                                               PRIOR TO MERGER(1)       AFTER MERGER
                                                              ---------------------     ------------
                                                                NUMBER      PERCENT      PERCENT(2)
                                                              ----------    -------     ------------
Ronald E. Ragland(3)........................................   1,055,500      13.5%         11.9%
  9404 Chesapeake Drive
  San Diego, California 92123
Denny Morgan(4).............................................     342,961       4.3           3.9
Jack A. Giles(5)............................................     243,711       3.1           2.7
Errol Ekaireb...............................................     147,200       1.9           1.7
Gary L. Luick(6)............................................       1,675         *             *
Andre R. Horn(7)............................................      12,675         *             *
Jeffrey M. Nash(7)..........................................      42,675         *             *
Thomas A. Corcoran(7).......................................       6,175         *             *
Thomas A. George............................................       5,621         *             *
William H. Gibbs(7).........................................         175        --
Joseph T. Lee...............................................          --        --           5.7
All directors and executive officers as a group (10
  persons)(8)...............................................   1,858,368      23.8          26.6

- ---------------
 *  Less than one percent of the outstanding shares of Common Stock.

(1) This table is based upon information supplied by directors, officers and principal shareholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the shareholders identified in this table has sole voting and investment power with respect to the shares shown. Percentage of ownership is based on 7,802,979 shares of Common Stock outstanding as of May 31, 1996. Shares issuable upon exercise of outstanding options are considered outstanding for purposes of calculating the percentage of ownership of Common Stock of the person holding such options, but are not considered outstanding for computing the percentage of ownership of any other person.

(2) Assumes the issuance of 1,081,161 shares of Common Stock in the Merger and that 8,884,140 shares of the REMEC Common Stock will be outstanding immediately after the Merger.

(3) Includes 10,000 shares held by Mr. Ragland's minor children and 2,500 shares held by Mr. Ragland's spouse.

(4) All shares beneficially owned by Mr. Morgan are held in the Morgan Trust, of which Mr. Morgan and his spouse act as co-trustees.

(5) Includes 7,750 shares held by Mr. Giles' spouse.

(6) Includes 1,675 shares issuable upon exercise of outstanding options that are exercisable within 60 days of May 31, 1996.

(7) Includes 175 shares issuable upon exercise of outstanding options that are exercisable within 60 days of May 31, 1996.

(8) Includes 2,375 shares issuable upon exercise of outstanding options that are exercisable within 60 days of May 31, 1996.

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of REMEC and their ages as of the date of this Prospectus/Proxy Statement are as follows:

         NAME           AGE                         POSITION
- ----------------------  ---   -----------------------------------------------------
Ronald E. Ragland.....  54    Chairman of the Board and Chief Executive Officer
Errol Ekaireb.........  57    President, Chief Operating Officer and Director
Jack A. Giles.........  54    Executive Vice President, President of REMEC
                              Microwave and Director
Denny Morgan..........  42    Senior Vice President, Chief Engineer and Director
Thomas A. George......  40    Senior Vice President, Chief Financial Officer and
                              Secretary
Andre R. Horn.........  67    Director
Jerrey M. Nash........  48    Director
Gary L. Luick.........  55    Director
Thomas A. Corcoran....  51    Director
William H. Gibbs......  52    Director

     Mr. Ragland was a founder of REMEC and has served as Chairman of the Board and Chief Executive Officer of REMEC since January 1983. Prior to joining REMEC, he was General Manager of KW Engineering and held program management positions with Ford Aerospace Communications Corp., E-Systems, Inc. and United Telecommunications, Inc. Mr. Ragland was a Captain in the United States Army and holds a B.S.E.E. degree from Missouri University at Rolla and an M.S.E.E. degree from St. Louis University.

     Mr. Ekaireb has served as President and Chief Operating Officer of REMEC since 1990 and a director of REMEC since 1985. Mr. Ekaireb served as Vice President of REMEC from 1984 to 1987 and as Executive Vice President and Chief Operating Officer from 1987 to 1990. Prior to joining REMEC, he spent 23 years with Ford Aerospace Communications Corp. Mr. Ekaireb holds B.S.E.E. and B.S.M.E. degrees from West Coast University and has completed the University of California, Los Angeles Executive Program.

     Mr. Giles joined REMEC in 1984. He was elected as a director in 1984, Vice President in 1985, Executive Vice President in 1987 and was elected President of REMEC Microwave in 1994. Prior to joining REMEC he spent approximately 19 years with Texas Instruments in program management and marketing. Mr. Giles holds a B.S.M.E. degree from the University of Arkansas and is a graduate of Defense Systems Management College.

     Mr. Morgan was a founder of REMEC and has served as Senior Vice President, Chief Engineer and a director of REMEC since January 1983. Prior to joining REMEC, he worked with KW Engineering, Micromega, General Dynamics Corporation and Pacific Aerosystems, Inc. Mr. Morgan holds a B.S.E.E. degree from the Massachusetts Institute of Technology and was the Four Year Chancellor's Intern Fellowship Recipient at the University of California, Los Angeles.

     Mr. George has served as Chief Financial Officer and Senior Vice President of REMEC since 1990 and Secretary of REMEC since November 1995. He served as Director of Finance of REMEC from 1987 to 1988 and as Vice President, Finance from 1988 to 1990. Prior to joining REMEC, he worked for International Totalizator Systems, Inc., Loral Data Systems and Coopers & Lybrand. He holds a B.S. degree from University of Southern California and is a Certified Public Accountant.

     Mr. Horn has been a director of REMEC since 1988. Mr. Horn is the retired Chairman of the Board of Joy Manufacturing Company. From 1985 to 1991, Mr. Horn served as the Chairman of the Board of Needham & Company, Inc. He currently holds the honorary position of Chairman Emeritus of Needham & Company, Inc. Mr. Horn is a director of Western Digital Corporation, a computer equipment manufacturer, Varco International, Inc., a manufacturer of petroleum industry equipment, and GTI Corporation, a supplier of networking components.

     Dr. Nash has been a director of REMEC since 1988. Since August 1995, he has been the President, Chief Executive Officer and a Director of TransTech Information Management Systems, Inc. From 1994 to 1995, Dr. Nash was Chairman, Chief Executive Officer and President of Digital Perceptions, Inc., and, from 1989 to 1994, was the Chief Executive Officer and President of Visqus as well as Conner Technology, Inc., both subsidiaries of Conner Peripherals, Inc. Dr. Nash is currently a director of Proxima Corporation, a computer equipment manufacturer, ViaSat, Inc., a manufacturer of satellite communication equipment, and Esscor, Inc., an electrical utility simulation company.

     Mr. Luick has been a director of REMEC since 1994. Mr. Luick served as President and a director of GTI Corporation from 1989 through 1995 and as Chief Executive Officer of GTI Corporation from 1991 through 1995.

     Mr. Corcoran was elected a director of REMEC in May, 1996. Mr. Corcoran has been the President and Chief Operating Officer of the Electronic Systems sector of Lockheed Martin Corporation since March 1995. From 1993 to 1995 Mr. Corcoran was President of the Electronics Group of Martin Marietta Corporation, and from 1983 to 1993 he held various management positions with the Aerospace segment of General Electric Company. Mr. Corcoran is a member of the Board of Trustees of Worcester Polytechnic Institute, the Board of Trustees of Stevens Institute of Technology and the Board of Governors of the Electronic Industries Association and a Director of the U.S. Navy Submarine League.

     Mr. Gibbs was elected a director of REMEC in May, 1996. Mr. Gibbs has been the President and Chief Executive Officer of DH Technology, Inc. since November 1985 and Chairman of DH Technology,Inc. since February 1987. From August 1993 to November 1985 he held various positions, including those of President and Chief Operating Officer, with Computer and Communications Technology, a supplier of rigid disc magnetic recording heads to the peripheral equipment segment of the computer industry.

BOARD MEETINGS AND COMMITTEES

     The Board held a total of five meetings during the fiscal year ended January 31, 1996. No director attended fewer than 75 percent of the aggregate of all meetings of the Board and of the committees, if any, upon which such director served.

     The Company's Audit Committee was instituted on February 28, 1996 and currently consists of Mr. Horn, Dr. Nash and Mr. Luick. Mr. Horn is the Chairman of the Audit Committee. The principal functions of the Audit Committee are to recommend engagement of the Company's independent auditors, to consult with the Company's auditors concerning the scope of the audit and to review with them the results of their examination, to review and approve any material accounting policy changes affecting the Company's operating results and to review the Company's financial control procedures and personnel.

     The Compensation Committee currently consists of Dr. Nash, Mr. Corcoran and Mr. Gibbs. Dr. Nash is the Chairman of the Compensation Committee. The Compensation Committee determines compensation and benefits for the Company's executive officers and, as of February 28, 1996, as administers the Company's equity incentive plans. The Compensation Committee held one meeting during the fiscal year ended January 31, 1996.

     During the fiscal year ended January 31, 1996, the Board did not have a nominating committee. On February 28, 1996 the Board formed a Nominating Committee, which currently consists of Mr. Ragland, Mr. Gibbs and Mr. Corcoran. Mr. Ragland is the Chairman of the Nominating Committee. The Nominating Committee will review potential candidates for service on the Board.

BOARD COMPENSATION

     REMEC's outside directors receive an annual retainer fee of $5,000 for serving on the Board of Directors and receive a fee of $1,000 for each Board meeting attended plus $500 for each committee meeting attended that is not held on the same day as a Board meeting. Board members also receive reimbursement for their reasonable travel expenses in attending Board and committee meetings.

EXECUTIVE COMPENSATION

     The following table sets forth the total compensation for the fiscal years ended January 31, 1995 and January 31, 1996 of the Named Executive Officers. None of the Named Executive Officers earned any bonuses or compensation for the fiscal years other than as set forth in the table or received any restricted stock awards, stock appreciation rights or long-term incentive plan payouts.

                           SUMMARY COMPENSATION TABLE

                                                             ANNUAL COMPENSATION
                                              FISCAL     ---------------------------        ALL OTHER
        NAME AND PRINCIPAL POSITION            YEAR      SALARY ($)(1)     BONUS ($)     COMPENSATION ($)
- --------------------------------------------  ------     -------------     ---------     ----------------
Ronald E. Ragland...........................   1996        $ 266,667        $82,000          $ 11,242(2)
  Chairman of the Board and Chief Executive    1995          242,497         78,697            11,635(3)
  Officer
Errol Ekaireb...............................   1996          214,167         82,000            12,099(4)
  President and Chief Operating Officer        1995          200,000         78,697             9,200(5)
Jack A. Giles...............................   1996          198,333         82,000            10,723(6)
  Executive Vice President                     1995          184,833         78,697             9,648(7)
Denny Morgan................................   1996          135,834         32,000               722(8)
  Senior Vice President                        1995          127,000         20,000               216(9)
Thomas A. George............................   1996          125,042         24,000               200(10)
  Senior Vice President, Chief Financial       1995          112,000         15,000               200(10)
  Officer
  and Secretary

- ---------------
 (1) Includes amounts deferred at the option of the officer pursuant to REMEC's deferred compensation plan for employee directors.

 (2) Includes compensation in the form of an automobile allowance in the amount of $9,000, a $200 contribution to the REMEC 401(k) plan and $2,042 in life insurance premiums.

 (3) Includes compensation in the form of an automobile allowance in the amount of $9,000, a $200 contribution to the REMEC 401(k) plan and $2,435 in life insurance premiums.

 (4) Includes compensation in the form of an automobile allowance in the amount of $9,000, a $200 contribution to the REMEC 401(k) plan and $2,899 in life insurance premiums.

 (5) Includes compensation in the form of an automobile allowance in the amount of $9,000 and a $200 contribution to the REMEC 401(k) plan.

 (6) Includes compensation in the form of an automobile allowance in the amount of $9,000, a $200 contribution to the REMEC 401(k) plan and $1,523 in life insurance premiums.

 (7) Includes compensation in the form of an automobile allowance in the amount of $9,000, a $200 contribution to the REMEC 401(k) plan and $448 in life insurance premiums.

 (8) Includes compensation in the form of $200 contribution to the REMEC 401(k) plan and $522 in life insurance premiums.

 (9) Includes compensation in the form of a $200 contribution to the REMEC 401(k) plan and $16 in life insurance premiums.

(10) Consists of compensation in the form of a $200 contribution to the REMEC 401(k) plan.

     No Named Executive Officer of REMEC held any stock options on January 31, 1996. The following table sets forth certain information regarding the value of options exercised by the Named Executive Officers during fiscal year ended January 31, 1996.


              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR END OPTION VALUES


                                                                               NUMBER OF
                                                                              SECURITIES         VALUE OF
                                                                              UNDERLYING       UNEXERCISED
                                                                              UNEXERCISED      IN-THE-MONEY
                                                                              OPTIONS(#)        OPTIONS($)
                                        SHARES ACQUIRED        VALUE         EXERCISABLE/      EXERCISABLE/
                 NAME                   ON EXERCISE (#)     REALIZED ($)     UNEXERCISABLE     UNEXERCISABLE
- --------------------------------------  ---------------     ------------     -------------     ------------
Ronald E. Ragland.....................          --             $   --              --                --
Errol Ekaireb.........................          --                 --              --                --
Jack A. Giles.........................          --                 --              --                --
Denny Morgan..........................          --                 --              --                --
Thomas A. George......................       1,250              5,000(1)           --                --


- ---------------
(1) Value realized is the difference between the exercise price of $4.00 per share and the estimated fair market value of options upon exercise ($8.00 per share).

                         INFORMATION CONCERNING MAGNUM

     Magnum is engaged primarily in the design, manufacture and sale of electronic and microwave equipment and other electronic devices to customers for military and commercial use.

INTRODUCTION

     Magnum designs, develops, manufactures and markets radio frequency ("RF") and microwave components and subsystems that are used in telecommunications systems, avionics, test instrumentation and military electronics. Primary markets include: (i) terrestrial-based point-to-point microwave radios; (ii) satellite-based communications systems; (iii) avionics systems; (iv) RF and microwave test equipment; and (v) defense electronics systems.

     Magnum's components are offered in four basic product lines which include frequency mixers, voltage controlled oscillators ("VCO"), dielectric resonator oscillators ("DRO"), including phase locked stable sources for transmit and receive functions, and cavity oscillators. Using its in-depth experience and market knowledge, Magnum is able to rapidly translate customer needs into products which are somewhat customized to specific applications.

     Magnum markets its products worldwide to OEMs in commercial markets and to prime contractors and subcontractors to the federal government in the defense markets through a network of independent sales representatives managed by Magnum's internal sales force. In Magnum's fiscal year ended March 29, 1996, approximately 64% and 36% of Magnum's revenues were attributable to commercial and defense customers, respectively. International orders constituted 22% of orders received (including orders from two domestic exporters). Major customers include the Farinon Division of Harris, Alcatel Network Systems, Hughes Communications and Space, Rockwell-Collins, Bharat Electronics, Hitachi, Hewlett-Packard and California Microwave.

MARKETS AND CUSTOMERS

     Magnum's products are used primarily in the following markets: (i) terrestrial-based point-to-point microwave radios used to carry voice, data, and video signals; (ii) satellite-based communications systems for communications and navigation; (iii) avionics systems used in aircraft to ground (and satellite) communica-tions and air traffic control; (iv) test equipment for all (RF) and microwave test applications; and (v) defense electronics systems including communications, intelligence gathering, radar, and smart weapons. During Magnum's fiscal year ended March 29, 1996 its largest 10 customers accounted for 60% of revenues as compared with fiscal 1995 when a somewhat different group of its largest 10 customers accounted for 69% of revenues. In fiscal 1996, only Harris-Farinon (18.5%) and Alcatel Network Systems (12.7%) accounted for more than 10% of revenues. In the prior fiscal year only Harris-Farinon (30.7%) and Boeing Aerospace (11.5%) accounted for more than 10% of revenues.

  Terrestrial-Based Point-to-Point Microwave Radios

     Microwave radio has for many years been the primary backbone of the world's telephone systems transporting telephone traffic between cities and within cities. Towers with microwave "dishes" mounted on them can be seen almost everywhere in the world. Some stations simply "relay" the traffic by amplifying, conditioning, and re-transmitting it to still another relay station. Others add and drop traffic for local destinations or re-route the traffic to fiber-optic or wire lines. As cellular telephone, data and video communications have shown dramatic growth in recent years, microwave radios are in great demand to carry all these services and to interconnect cellular stations with mobile telephone switching office ("MTSO") where cellular calls are connected to the public switched telephone network ("PSTN"). In under-developed countries it is often simpler to install microwave radio communications than to install fiber or wire connections which require excavation of streets, poles, permits, etc. In addition, in the U.S., the FCC has decided that new wireless personal communications systems ("PCS") will use frequencies currently occupied by private microwave radio communications systems such as those used by large corporations, railroads, pipeline companies and transportation companies. The federal government has realized billions in licensing revenue for the PCS services. It therefore legislated that the PCS licensees would have to aid those that must change to other frequencies to purchase and install new microwave radios. The number of new links needed is in the tens of thousands.

     Magnum manufactures mixers and oscillators which are at the heart of the transmit and receive functions of microwave radios. Most radios require two to four Magnum sources. Newer digital radios must have extremely stable and reliable signal sources since (i) they carry very high volumes of traffic using complex modulation schemes and the slightest instability in the source can cause the loss of thousands of conversations, data files or other traffic; and (ii) these radios are located in unattended buildings often in remote areas where maintenance is difficult and expensive.

     Customers for Magnum's dielectric resonator and cavity sources and microwave mixers for microwave radios include Harris-Farinon, Alcatel Network Systems, and California Microwave, all world leaders in their markets. Magnum believes that it maintains strong supplier relationships with these major customers.

  Satellite-Based Communications Systems

     Satellite-based systems are increasingly carrying a larger portion of the world's long-haul communications traffic. Large earth stations serve as "space-ports" carrying large volumes of voice, data, and video traffic from communications centers (telephone companies, TV and radio networks and defense establishments) while smaller VSAT terminals connect corporations with their branch offices and retail locations, serve in electronic news-gathering and public utility command and control. Several consortiums are now working to produce worldwide satellite telephone networks which will allow users to call anywhere in the world from anywhere in the world using hand-held phones similar to cellular units. The number of satellites in use and under construction numbers in the hundreds.

     Magnum markets its mixer, VCO, and DRO product to OEMs manufacturing both the ground terminals (fixed and mobile) and the satellites themselves. Ground terminal customers include Scientific Atlanta, California Microwave, LNR, Harris Government Systems, SSE, Hitachi, and Continental Microwave. Hughes Space and Communications is Magnum's largest space-qualified component company. Magnum mixers are aboard INMARSAT spacecraft, AGRANI, INDIA-SAT, MIL-STAR, and TDRS and Magnum is currently developing space-qualified VCOs for the ICO spacecraft.

  Avionics Systems

     Both military and commercial aircraft are equipped with radio links used for air-to-ground (and satellite) communications, passenger telephony, air traffic control, navigation, and IFF (Identification, Friend or Foe). New digital systems are being developed by the major OEMs and military subcontractors. Magnum believes that this is a particularly active area of defense spending as more secure, higher data rate radios are needed to insure secure communications in the event of regional conflicts. All these systems can make use of Magnum mixers and VCOs. Major customers of Magnum in this area include Rockwell-Collins, Allied Signal Aerospace, Hughes Aircraft and Raytheon Cossor.

  RF and Microwave Test Equipment

     Along with the market growth in communications systems comes the commensurate need for test equipment. Magnum mixers and VCOs are purchased by Hewlett-Packard, Wiltron, Rhode & Schwarz and IFR.

  Defense Electronics Systems

     RF and microwave components are at the heart of many military electronics systems and in spite of the ending of the cold war, demand for components for certain sectors of the defense market are increasing. This is especially true of communications radios and smart weapons.

     The Persian Gulf conflict proved that there were at least two systems critical to winning regional conflicts and reducing casualties. These are secure command and control systems and the use of smart weapons delivered from the sea, air and ground. Most smart weapons such as missiles and smart artillery rounds use a combination of radar altimeters, active or passive radar homing and terrain mapping and clearance to reach their targets with precision. All of these techniques employ RF and microwave components. Activity to upgrade airborne electronic defense and jamming systems also continues, and Magnum is developing VCOs for the new F-22 fighter systems.

     Magnum produces components across all product lines for customers such as Rockwell-Collins, Bharat Electronics, Hughes, Northrop-Grumman, Lockheed-Martin, Raytheon, Textron Defense, Racal Defense, Thomson CSF, Dassault Electronique, and Mitsubishi Electric.

PRODUCTS

  Frequency Mixers

     Mixers were Magnum's initial products. Magnum has an extensive library of designs covering the RF and microwave frequency range from DC to 26 GHz. Over 200 models of mixers are offered in Magnum's Product Selection Guide while 140 new designs were created just last year to satisfy specific customer requirements. Most mixers consist of a unique printed microwave circuit containing a network of from four to eight microwave diodes. A variety of packaging is offered for all applications including hermetically sealed, connectorized units to open-carrier printed circuit types. Unit prices range from $20 per device up to over $1,000 per device in the case of space-qualification. The average selling price of mixers in Magnum's fiscal year ended March 29, 1996 was approximately $150.

  Voltage Controlled Oscillators

     Magnum offers VCOs covering the frequency range from 25 MHz to 12 GHz. Most VCO devices tune bandwidths of one octave or less using a DC tuning voltage between 0 and 20 Volts. They are constructed on thin-film hybrid circuits using chip transistors, varactor diodes, and capacitors which are bonded to the circuit. The packages (surface mount, flat pak, TO-8, etc.) are typically hermetically sealed. Defense products often require special screening and testing. The demand for lower cost mass-produced VCOs for wireless communications has evolved VCO designs that consist of discrete components soldered to a teflon-fiberglass printed wiring board and assembled using high-speed "pick and place" manufacturing equipment. Unit prices for Magnum VCOs for Magnum's fiscal year ended March 29, 1996 ranged from $15 to $850 with an average unit price of approximately $175.

  Dielectric Resonator Oscillators

     DROs are produced in a variety of configurations. Free-running oscillators consist of only a microwave oscillator, usually a "soft-board" or thin-film hybrid circuit containing transistors, GaAs FETs and a dielectric "puck" that acts as the resonant element. Electronically tuned versions add a varactor diode to the oscillator circuit so that the frequency can be varied plus or minus a few percent using a DC voltage. At the top level, phase-lock circuitry is added to allow ultra stable operation using either an external or internally provided crystal reference. These are sub-system type assemblies, and their manufacture requires knowledge of both microwave, RF, and analog circuit design. Typical prices for Magnum's fiscal year ended March 29, 1996 ranged from $300 to $1,500 per unit with the average selling price at approximately $850 per unit.

  Cavity Oscillators

     These are the technology predecessors of the dielectric resonator oscillators. They are very similar to the DROs except use coaxial cavities for the resonant element instead of dielectric "pucks". This is a mature product line which serves the microwave radio and test equipment market with declining new product. While sales of these products have declined and will continue to decline, there is a large installed base requiring replacement service at high margins for at least the next several years. Cavity oscillators sell for between $400 and $2,500 with an average unit price currently about $1,000.

BACKLOG

     Magnum's backlog of orders as of March 29, 1996 was approximately $3.4 million. Magnum includes in its backlog only those orders for which it has accepted purchase orders which include delivery with firm delivery dates. In addition to the firm backlog, as of March 29, 1996, Magnum had $3.5 million of unreleased blanket orders. The majority of these blanket orders are expected to be released within a 12-month period, and will be added to the firm backlog as they are released. However, backlog is not necessarily indicative of future sales. A substantial amount of Magnum's firm backlog can be canceled at any time with negotiated cancellation charges which may only cover the actual committed costs of the work performed up to the date of cancellation.

RESEARCH AND DEVELOPMENT

     Research and development expenses recorded by Magnum for the fiscal years ended April 1, 1994, March 31, 1995 and March 29, 1996 were approximately $750,000, $792,000 and $692,000, respectively. Research and development expenses generally relate to design and development efforts to meet specific customer requirements. These expenses are often incurred in conjunction with Magnum's marketing department to develop bids and proposals.

SALES AND MARKETING

     Magnum, like REMEC, uses a team-based sales approach in domestic marketing to manage and develop relationships with a customer's technical and administrative personnel. Generally, an executive officer, a member of Magnum's marketing department, one or more engineers and local sales representatives, will comprise a team. Magnum has approximately 29 sales representatives. International sales are generally handled through a network of 13 sales representatives. International revenues, which accounted for 14% and 9% of revenues in fiscal 1996 and 1995, respectively, are generally denominated in U.S. dollars to reduce exchange rate risk.

INTELLECTUAL PROPERTY

     Magnum does not presently hold any patents applicable to its products. In order to protect its intellectual property rights, Magnum relies on a combination of trade secret, copyright and trademark laws and employee and third-party nondisclosure agreements, as well as limiting access to and distribution of proprietary information. There can be no assurance that the steps taken by Magnum to protect its intellectual property rights will be adequate to prevent misappropriation of Magnum's technology or to preclude competitors from independently developing such technology. Furthermore, there can be no assurance that, in the future, third parties will not assert infringement claims against Magnum or with respect to its products for which Magnum has indemnified certain of its customers. Asserting Magnum's rights or defending against third party claims could involve substantial costs and diversion of resources, thus materially and adversely affecting Magnum's business, financial condition and results of operations. In the event a third party were successful in a claim that one of Magnum's products infringed its proprietary rights, Magnum may have to pay substantial royalties or damages, remove that product from the marketplace or expend substantial amounts in order to modify the product so that it no longer infringes such proprietary rights, any of which could have a material adverse effect on Magnum's business, financial condition and results of operations.

MANUFACTURING AND DESIGN

     Magnum has made a substantial commitment to manufacturing capability, which is evident in several areas of Magnum's manufacturing and design operations.

     In an effort to reduce test time of complex broad band products and increase engineering efficiency, Magnum has installed eight automatic test stations driven by HP computers. These test stations have reduced the difficult task of spurious testing to a fraction of the time previously required. All engineers have in-office 486 work stations, which are utilized for computer aided design of microwave circuits and a computer aided drafting system.

     Both engineering and manufacturing are supported by the in-house materials lab. In this lab, Magnum rapidly processes both thin film and soft board circuits in small quantities. Once engineering completes the design layout, a new mask and prototype circuit are produced in two to three hours. As a result, the engineer can go through several iterations of a design, when necessary, in a very short time. This allows Magnum to rapidly produce an optimized product for the customer. The materials lab is also used for small volume production and is responsible for developing special materials and cleaning processes as well as evaluating new bonding materials.

COMPETITION

     The markets for Magnum's products are extremely competitive and are characterized by rapid technological change, new product development, product obsolescence and evolving industry standards. In addition, price competition is intense and significant price erosion generally occurs over the life of a product. Magnum faces competition for its mixer and VCO products primarily from component manufacturers and, to a lesser extent, from subsystem manufacturers and OEMs. In its oscillator product line, Magnum faces competition primarily from large wireless telecommunication OEMs and, to a lesser extent, from manufacturers of components and subsystems. Magnum also faces competition from semiconductor manufacturers which could integrate the type of components supplied by Magnum into integrated circuits if the demand were sufficient to justify the design and development expense. Magnum's future success is dependent upon the extent to which these OEMs and defense prime contractors elect to purchase from outside sources rather than manufacture their own components. Magnum's customers and large manufacturers of microwave transmission equipment could also elect to enter into the non-captive market for microwave products and compete directly with Magnum. Many of Magnum's current and potential competitors have substantially greater technical, financial, marketing, distribution and other resources than Magnum and have greater name recognition and market acceptance of their products and technologies.

EMPLOYEES

     As of March 29, 1996, Magnum had a total of 84 employees, including 54 in manufacturing and operations, 12 in research, development and engineering, 6 in quality assurance, and 12 in sales marketing and administration.

PRINCIPAL SHAREHOLDERS

     The following sets forth certain information regarding beneficial ownership of the Magnum Common Stock as of May 31, 1996 (i) by each person who is known by Magnum to own beneficially more than five percent of Magnum Common Stock, (ii) by each of Magnum's directors and executive officers, and (iii) by all directors and executive officers of Magnum as a group.

                                                                   SHARES BENEFICIALLY
                                                                  OWNED PRIOR TO MERGER
                                                                  ----------------------
                                                                    NUMBER       PERCENT
                                                                  ----------     -------
        Joseph Lee..............................................  10,805,932      53.81%
        Michael Streitmatter....................................   1,959,861       9.76
        Michael McDonald........................................   1,447,249       7.21
        Richard Hayashi.........................................     560,087       2.79
        Robert Goff(1)..........................................       5,000       0.02
        Allen Rozenweig(1)......................................       5,000       0.02
        All directors and executive officers as a group (7
          persons)..............................................  14,783,129      73.61

- ---------------
(1) Includes vested options to purchase 5,000 shares of Magnum Common Stock. Does not included un-vested options to purchase an additional 5,000 shares of Magnum Common Stock.

EXECUTIVE OFFICERS OF MAGNUM

     Joseph T. Lee -- Chairman of the Board, President and Chief Executive Officer. Mr. Lee is one of the founders of Magnum. He started as the Director of Engineering for Magnum and was subsequently promoted by the Board of Directors to Vice President of Engineering, then Vice President of Engineering/Operations, then Senior Vice President and finally President and Chief Executive Officer. As President, Mr. Lee was also a member of the Board of Directors and was elected as Chairman. Mr. Lee holds a BSEE from the University of Michigan, a MSEE and an ENGINEER (Doctor of Engineering) degree from Stanford University. Mr. Lee is a graduate of the AEA/Stanford Executive Institute.

     Michael D. McDonald -- Vice President, Chief Financial Officer. Mr. McDonald joined Magnum in February 1984, as Controller. He was subsequently promoted to the position of Vice President, Chief Accounting Officer and Vice President, Finance and Chief Financial Officer, and Assistant Secretary. Mr. McDonald holds a BS in Mathematics from the University of San Francisco and a MBA in Finance from California Polytechnic State University, San Luis Obispo.

     Allen E. Rosenzweig -- Vice President, Sales. Mr. Rosenzweig is responsible for the planning and execution of all marketing and sales for Magnum. This includes customer services, contracts, factory direct and management of all field sales representatives world wide. Prior to joining Magnum in 1993, Mr. Rosenzweig was Vice-President of Marketing and Sales for Microwave Technology Inc. Mr. Rosenzweig was a founder and Vice-President marketing and Sales of Ferretec (now part of Litton Industries). Prior to founding Ferretec he was National Sales Manager of TRW Microwave, a microwave component company. Mr. Rosenzweig holds a BSEE from Rensselaer Polytechnic Institute and is a member of the IEEE.

     Michael J. Streitmatter -- Vice President, Engineering. Mr. Streitmatter joined Magnum in September 1983 as the Manager of components and subsystems development and was subsequently promoted by the Board of Directors to the position of Vice President of Engineering. Mr. Streitmatter holds a BSEE from the University of Illinois.

     Richard K. Hayashi -- Vice President Manufacturing. Richard K. Hayashi joined Magnum in 1985 and assumed responsibility for all process development and production support. Subsequently Mr. Hayashi was promoted to the position of Operations Manager. In his current position as Vice President of Manufacturing he is additionally responsible for production, material, planning, shipping and receiving. He received his B.S.E.E. from the University of California, Berkeley in 1969 and an M.S.E.E. from Stanford University in 1973.

EXECUTIVE COMPENSATION



     The following table sets forth the total compensation for fiscal years ended April 1, 1994, March 31, 1995 and March 29, 1996 for each person that will become a director or executive officer of REMEC after the Merger.



                           SUMMARY COMPENSATION TABLE



                                                               ANNUAL COMPENSATION
                                                   FISCAL     ---------------------      ALL OTHER
           NAME AND PRINCIPAL POSITION              YEAR       SALARY       BONUS       COMPENSATION
- -------------------------------------------------  ------     --------     --------     ------------
Joseph T. Lee....................................   1996      $160,000     $285,366(1)     $2,310(2)
  Chairman of the Board,                            1995       165,000            0         2,310(2)
  President and Chief                               1994       159,425      195,000         2,249(2)
  Executive Officer


- ---------------

(1) Amount estimated.



(2) Includes compensation in the form of a contribution to the Magnum 401(k) plan.


                       DESCRIPTION OF REMEC CAPITAL STOCK

     The authorized capital stock of REMEC consists of 40,000,000 shares of Common Stock, par value $0.01 per share (the "REMEC Common Stock"), and 5,000,000 shares of preferred stock, par value $0.01 per share.

REMEC COMMON STOCK

     As of May 31, 1996, there were 7,802,979 shares of REMEC Common Stock outstanding with approximately 300 shareholders of record.

     Holders of REMEC Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders of REMEC. Additionally, cumulative voting is permitted in connection with the election of directors so long as at least one shareholder has given notice at the meeting prior to the voting of that shareholder's intention to cumulate votes. Subject to the preferences that may be applicable to any outstanding preferred stock, the holders of REMEC Common Stock are entitled to a ratable distribution of any dividends that may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of REMEC, the holders of REMEC Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior liquidation rights of any outstanding preferred stock. The Common Stock has no preemptive, redemption or conversion rights. The outstanding shares of REMEC Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of REMEC Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any preferred stock which REMEC may designate and issue in the future.

PREFERRED STOCK

     The Board of Directors of REMEC is authorized, without further shareholder approval, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted or imposed upon any unissued shares of preferred stock and to fix the number of shares constituting any series and the designations of such series.

     The issuance of preferred stock may have the effect of delaying or preventing a change in control of REMEC. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of the REMEC Common Stock. In certain circumstances, such issuance could have the affect of decreasing the market price of the REMEC Common Stock. No shares of preferred stock are currently outstanding and REMEC currently has no plans to issue any shares of preferred stock.

TRANSFER AGENT AND REGISTRAR

     First Interstate Bank of California acts as transfer agent and registrar for REMEC's Common Stock.

                                 LEGAL MATTERS

     The validity of the REMEC Common Stock issuable pursuant to the Merger and certain other legal matters relating thereto will be passed upon for REMEC by Heller, Ehrman, White & McAuliffe, Palo Alto, California. Gibson, Dunn & Crutcher is acting as counsel for Magnum in connection with certain legal matters relating to the Merger and the transactions contemplated thereby.

                                    EXPERTS

     The consolidated financial statements of REMEC, Inc. at January 31, 1995 and 1996 and for each of the three years in the period ended January 31, 1996 and the financial statements of RF Microsystems, Inc. at December 31, 1995 and for the year then ended, appearing in this Proxy Statement/Prospectus, have been audited by Ernst & Young, LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and in the Registration Statement, and are included in reliance upon such reports, given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Magnum Microwave Corporation at March 29, 1996 and March 31, 1995 and for each of the three years in the period ended March 29, 1996 appearing in this Proxy Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report, given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
REMEC, INC.
  Report of Ernst & Young LLP, Independent Auditors...................................   F-2
  Consolidated Balance Sheets at January 31, 1995 and 1996 and May 5, 1996............   F-3
  Consolidated Statements of Income for the years ended January 31, 1994, 1995 and
     1996 and the three months ended April 30, 1995 and May 5, 1996...................   F-4
  Consolidated Statements of Shareholders' Equity as of January 31, 1994, 1995, and
     1996 and three months ended May 5, 1996..........................................   F-5
  Consolidated Statements of Cash Flows for the years ended January 31, 1994, 1995 and
     1996 and for the three months ended April 30, 1995 and May 5, 1996...............   F-6
  Notes to Consolidated Financial Statements..........................................   F-7
RF MICROSYSTEMS, INC.
  Report of Ernst & Young LLP, Independent Auditors...................................  F-16
  Balance Sheet at December 31, 1995..................................................  F-17
  Statement of Operations and Shareholders' Equity for the year ended December 31,
     1995.............................................................................  F-18
  Statement of Cash Flows for the year ended December 31, 1995........................  F-19
  Notes to Financial Statements.......................................................  F-20
MAGNUM MICROWAVE CORPORATION
  Report of Ernst & Young LLP, Independent Auditors...................................  F-22
  Balance sheets at March 31, 1995 and March 29, 1996.................................  F-23
  Statements of Income for the years ended April 1, 1994, March 31, 1995 and March 29,
     1996.............................................................................  F-24
  Statements of Shareholders' Equity as of April 2, 1993, April 1, 1994, March 31,
     1995 and March 29, 1996..........................................................  F-25
  Statements of Cash Flows for the years ended April 1, 1994, March 31, 1995 and
     March 29, 1996...................................................................  F-26
  Notes to Financial Statements.......................................................  F-27

                                  REMEC, INC.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
REMEC, Inc.

     We have audited the accompanying consolidated balance sheets of REMEC, Inc. as of January 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of REMEC, Inc. at January 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1996 in conformity with generally accepted accounting principles.

                                            /s/  ERNST & YOUNG LLP
                                                 ERNST & YOUNG LLP

San Diego, California
February 29, 1996

                                  REMEC, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                              JANUARY 31,
                                                      ---------------------------       MAY 5,
                                                         1995            1996            1996
                                                      -----------     -----------     -----------
                                                                                      (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents.........................  $   368,346     $   433,529     $ 6,207,292
  Accounts receivable, net of allowance for doubtful
     accounts of $67,000 (1995) and $80,000 (1996)
     ($130,000 at May 5, 1996)......................    4,077,237       4,289,751       7,677,937
  Inventories net...................................    9,722,982      11,089,664      12,323,354
  Deferred income taxes.............................      369,000       1,086,000       1,086,000
  Prepaid expenses and other current asses..........      198,154         167,541         378,200
                                                      -----------     -----------     -----------
     Total current assets...........................   14,735,719      17,066,485      27,672,783
Property, plant and equipment, net..................    7,037,782       8,578,441       9,458,895
Deferred offering costs.............................                    1,108,424              --
Intangible and other assets.........................    1,426,374       1,230,360       4,781,684
                                                      -----------     -----------     -----------
                                                      $23,199,875     $27,983,710     $41,913,362
                                                      ===========     ===========     ===========
                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank revolving term loan and line-of credit.......  $   175,610     $        --     $        --
  Accounts payable..................................    1,700,495       2,946,742       2,537,236
  Accrued salaries, benefits and related taxes......    2,332,952       2,894,829       2,475,798
  Income taxes payable..............................      525,000         937,000         702,278
  Accrued expense...................................    1,098,243       1,221,206       1,559,799
                                                      -----------     -----------     -----------
     Total current liabilities......................    5,832,300       7,999,777       7,275,111
Deferred rent.......................................      578,824         420,628         381,079
Deferred income taxes...............................      824,000         930,000         930,000
Bank revolving term loan and line-of-credit, less
  current portion...................................      724,390       1,900,000              --
Commitments
Shareholders' equity:
  Convertible preferred shares -- $.01 par value,
     718,607........................................        7,186           7,186              --
     shares authorized: 718,607 shares issued and
       outstanding (none at May 5,
       1996 -- unaudited): aggregate liquidation
       preference of $6,000,000
  Common shares -- $.01 par value, 40,000,000
     shares.........................................       44,021          44,189          78,007
     authorized; issued and outstanding
       shares -- 4,418,860 and 4,402,110 at January
       31, 1996 and 1995, respectively (7,800,679 at
       May 5, 1996 -- unaudited)
  Paid-in capital...................................    7,460,071       7,526,903      23,414,974
  Retained earnings.................................    7,729,083       9,155,027       9,834,191
                                                      -----------     -----------     -----------
          Total shareholders' equity................   15,240,361      16,733,305      33,327,172
                                                      -----------     -----------     -----------
                                                      $23,199,875     $27,983,710     $41,913,362
                                                      ===========     ===========     ===========


                            See accompanying notes.

                                  REMEC, INC.

                       CONSOLIDATED STATEMENTS OF INCOME




                                          YEARS ENDED JANUARY 31,                THREE MONTHS ENDED
                                  ---------------------------------------   ----------------------------
                                     1994          1995          1996       APRIL 30, 1995   MAY 5, 1996
                                  -----------   -----------   -----------   --------------   -----------
                                                                             (UNAUDITED)     (UNAUDITED)
Net sales.......................  $35,278,514   $46,296,959   $52,784,385    $  12,946,768   $16,404,282
Cost of sales...................   26,721,192    35,868,914    40,729,786       10,013,872    12,728,923
                                  -----------   -----------   -----------      -----------   -----------
     Gross profit...............    8,557,322    10,378,045    12,054,599        2,932,896     3,675,359
Operating expenses:
  Selling, general and
     administrative.............    5,279,935     7,378,965     7,798,687        1,959,750     1,884,997
  Research and development......       32,335       236,893     1,581,704          167,353       725,512
                                  -----------   -----------   -----------      -----------   -----------
                                    5,312,270     7,615,858     9,380,391        2,127,103     2,610,509
                                  -----------   -----------   -----------      -----------   -----------
     Income from operations.....    3,245,052     2,762,187     2,674,208          805,793     1,064,850
Interest (income) expense.......        9,869       342,262       154,464           43,538      (109,314)
                                  -----------   -----------   -----------      -----------   -----------
     Income before provision for
       income taxes.............    3,235,183     2,419,925     2,519,744          762,255     1,174,164
Provision for income taxes......    1,317,000       992,000     1,039,000          329,000       495,000
                                  -----------   -----------   -----------      -----------   -----------
     Net income.................  $ 1,918,183   $ 1,427,925   $ 1,480,744    $     433,255   $   679,164
                                  ===========   ===========   ===========      ===========   ===========
Net income per share............  $       .35   $       .26   $       .27    $         .08   $       .09
                                  ===========   ===========   ===========      ===========   ===========
Shares used in per share
  calculations..................    5,511,000     5,523,000     5,548,000        5,525,000     7,827,000
                                  ===========   ===========   ===========      ===========   ===========

                            See accompanying notes.

                                  REMEC, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                   CONVERTIBLE
                                 PREFERRED SHARES       COMMON SHARES
                                ------------------   -------------------     PAID-IN      RETAINED
                                 SHARES    AMOUNT     SHARES     AMOUNT      CAPITAL      EARNINGS       TOTAL
                                --------   -------   ---------   -------   -----------   ----------   -----------
Balance at January 31, 1993...   718,607   $ 7,186   4,376,060   $43,761   $ 7,356,131   $4,492,304   $11,899,382
  Issuance of Comon Shares....        --        --      25,000       250        99,750           --       100,000
  Cash dividends..............        --        --          --        --            --      (54,540)      (54,540)
  Net income..................        --        --          --        --            --    1,918,183     1,918,183
                                --------   -------   ---------   -------    ----------   ----------   -----------
  Balance at January 31,
    1994......................   718,607     7,186   4,401,060    44,011     7,455,881    6,355,947    13,863,025
  Common Stock issued upon
    exercise of stock
    options...................                  --       1,050        10         4,190           --         4,200
  Cash dividends..............        --        --          --        --            --      (54,789)      (54,789)
  Net income..................        --        --          --        --            --    1,427,925     1,427,925
                                --------   -------   ---------   -------    ----------   ----------   -----------
Balance at January 31, 1995...   718,607     7,186   4,402,110    44,021     7,460,071    7,729,083    15,240,361
  Common Stock issued upon
    exercise of stock
    options...................        --        --      16,750       168        66,832           --        67,000
  Cash dividends..............        --        --          --        --            --      (54,800)      (54,800)
  Net income..................        --        --          --        --            --    1,480,744     1,480,744
                                --------   -------   ---------   -------    ----------   ----------   -----------
Balance at January 31, 1996...   718,607     7,186   4,418,860    44,189     7,526,903    9,155,027    16,733,305
  Common stock issued in
    initial public offering
    (unaudited)...............                       2,264,893    22,649    15,628,152           --    15,650,801
  Common stock issued upon
    conversion of preferred
    stock (unaudited).........  (718,607)   (7,186)  1,077,909    10,779        (3,593)          --            --
  Common stock issued under
    stock purchase plan
    (unaudited)...............                          38,517       385       261,517           --       261,902
  Common stock issued upon
    exercise of stock options
    (unaudited)...............                             500         5         1,995           --         2,000
  Net income (unaudited)......                                                              679,164       679,164
                                --------   -------   ---------   -------    ----------   ----------   -----------
Balance at May 5, 1996
  (unaudited).................        --   $    --   7,800,679   $78,007   $23,414,974   $9,834,191   $33,327,172
                                ========   =======   =========   =======    ==========   ==========   ===========

                            See accompanying notes.

                                  REMEC, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  YEARS ENDED JANUARY 31,                 THREE MONTHS ENDED
                                          ----------------------------------------   ----------------------------
                                             1994          1995           1996       APRIL 30, 1995   MAY 5, 1996
                                          -----------   -----------   ------------   --------------   -----------
                                                                                      (UNAUDITED)     (UNAUDITED)
Operating activities:
  Net income............................. $ 1,918,183   $ 1,427,925   $  1,480,744    $     433,255   $   679,164
  Adjustments to reconcile net income to
     net cash provided by operating
     activities:
     Depreciation and amortization.......   1,528,153     1,781,013      1,858,218          430,110       657,246
     Deferred income taxes...............    (167,000)      643,000       (611,000)              --            --
     Changes in operating assets and
       liabilities:
       Accounts receivable...............     942,147      (187,372)      (212,514)      (1,388,133)   (2,195,221)
       Inventories.......................  (1,942,765)   (3,095,948)    (8,198,682)         458,728      (931,989)
       Progress payments on
          inventories....................   2,705,000     3,290,000      6,832,000               --            --
       Prepaid expenses and other current
          assets.........................     (37,481)        8,801         52,665           99,737      (203,653)
       Accounts payable..................    (324,662)      124,393      1,246,247         (128,372)   (1,007,915)
       Accrued expenses, income taxes
          payable and deferred rent......     449,539      (515,730)       938,644         (292,100)     (670,547)
                                           ----------   -----------   ------------     ------------   ------------
          Net cash provided by operating
            activities...................   5,071,114     3,476,082      3,386,322         (386,775)   (3,672,915)
Investing activities:
  Additions to property, plant and
     equipment...........................  (1,664,072)   (1,414,258)    (3,224,915)        (212,242)   (1,179,567)
  Proceeds from sale of property, plant
     and equipment.......................          --        33,508             --                             --
  Payment for purchase of Humphrey, net
     of $75,257 cash acquired............  (7,610,093)           --             --               --            --
  Payment for purchase of RF
     Microsystems, net of $60,337 cash
     acquired............................          --            --             --               --    (4,006,000)
  Other assets...........................      (6,999)      (22,053)            --               --        35,679
                                           ----------   -----------   ------------     ------------   ------------
          Net cash used for investing
            activities...................  (9,281,164)   (1,402,803)    (3,224,915)        (212,242)   (5,149,888)
Financing activities:
  Proceeds from bank revolving term loan,
     line-of-credit and long-term debt...   5,000,000    11,102,000     14,600,000        2,700,000            --
  Repayments on bank revolving term loan,
     line-of-credit and long-term debt...  (1,700,000)  (13,502,000)   (13,600,000)      (2,400,000)   (2,426,561)
  Deferred offering costs................          --            --     (1,108,424)              --     1,108,424
  Proceeds from sale of common stock.....     100,000         4,200         67,000               --    15,914,703
  Cash dividends.........................     (54,540)      (54,789)       (54,800)              --            --
                                           ----------   -----------   ------------     ------------   ------------
          Net cash provided by (used for)
            financing activities.........   3,345,460    (2,450,589)       (96,224)         300,000    14,596,566
                                           ----------   -----------   ------------     ------------   ------------
Increase (decrease) in cash and cash
  equivalents............................    (864,590)     (377,310)        65,183         (299,017)    5,773,763
Cash and cash equivalents at beginning of
  period.................................   1,610,246       745,656        368,346          368,346       433,529
                                           ----------   -----------   ------------     ------------   ------------
Cash and cash equivalents at end of
  period................................. $   745,656   $   368,346   $    433,529    $      69,329   $ 6,207,292
                                           ==========   ===========   ============     ============   ============
Supplemental disclosures of cash flow
  information:
  Cash paid for:
     Interest............................ $        --   $   337,000   $    161,000    $      38,813   $    13,165
                                           ==========   ===========   ============     ============   ============
     Income taxes........................ $ 1,311,500   $   550,000   $  1,220,000    $     224,000   $   581,000
                                           ==========   ===========   ============     ============   ============

                            See accompanying notes.

                                  REMEC, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Nature of Business

     REMEC, Inc. (the "Company") was incorporated in the State of California in January 1983. The Company is engaged in a single business segment consisting of the research, design, development and manufacture of microwave and radio frequency (RF) components and subsystems and precision instruments for control and measurement systems. Historically, substantially all of the Company's sales have been to prime contractors to various agencies of the U.S. Department of Defense and to foreign governments. In May 1995 the Company incorporated REMEC Wireless, Inc. (a wholly owned subsidiary) to research, design, develop and manufacture products based on microwave technologies for commercial customers. The accompanying consolidated financial statements and related notes for the three month periods ended May 5, 1996 and April 30, 1995 are unaudited but include all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of financial position, results of operations and cash flows for these interim periods. The results of operations for the three months ended May 5, 1996 are not necessarily indicative of operating results to be expected for the full fiscal year.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Humphrey, Inc. and REMEC Wireless, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of six months or less at the date of acquisition to be cash equivalents. The Company evaluates the financial strength of institutions at which significant investments are made and believes the related credit risk is limited to an acceptable level.

     The Company has adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. Statement No. 115 requires companies to record certain debt and equity security investments at market value.

  Concentration of Credit Risk

     Accounts receivable are principally from U.S. government contractors, companies in foreign countries and from one domestic customer in the communications industry. Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required. The Company performs periodic credit evaluations of its customers and maintains reserves for potential credit losses.

  Inventory

     Inventories are stated at the lower of average cost or market. In accordance with industry practice, the Company has adopted a policy of capitalizing general and administrative costs as a component of the cost of government contract related inventories to achieve a better matching of costs with the related revenues.

  Progress Payments

     Progress payments received from customers are offset against inventories associated with the contracts for which the payments were received.

                                  REMEC, INC.

  Property, Plant and Equipment

     Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets which range from five to thirty years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the lease period.

  Intangible Assets


     Intangible assets in the accompanying balance sheets consist of goodwill and a covenant not-to-compete recorded in connection with the acquisition of Humphrey, Inc. These assets are being amortized using the straight-line method over ten and two years, respectively. Amortization expense related to the intangible assets totaled $173,962 for both fiscal 1995 and 1996.



     In March 1995 the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recognized for long lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amount. Adoption of Statement No. 121 on February 1, 1996 did not have a significant impact on the Company's financial position or results of operations.


  Revenue Recognition

     Revenues on fixed-price long-term and commercial contracts are recognized using the units of delivery method. Revenues associated with the performance of non-recurring engineering and development contracts are recognized when earned under the terms of the related contract. Prospective losses on long-term contracts are recorded in the period when such losses are known. Loss provisions are based upon the anticipated excess of inventoriable manufacturing costs over the selling price of the remaining units to be delivered. Actual losses could differ from those estimated due to changes in the ultimate manufacturing costs and contract terms.

  Research and Development

     Research and development costs incurred by the Company are expensed in the period incurred.

  Income Taxes

     The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. FASB Statement No. 109 requires an asset and liability approach in accounting for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

  Net Income Per Share

     Net income per share is computed based on the weighted average number of common and common equivalent shares outstanding during each period using the treasury stock method. Pursuant to the requirements of the Securities and Exchange Commission, common and common equivalent shares issued during the twelve-month period prior to the initial public offering have been included in the calculations as if they were outstanding for all periods presented using the treasury stock method. In addition, the calculation of the number of shares used in computing net income per share also includes convertible preferred stock, which converted into 1,077,909 common shares upon the closing of the initial public offering, as if they were converted into common shares as of the original dates of issuance.

                                  REMEC, INC.

  Stock Options

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock option equals the market price of the under lying stock on the date of grant, no compensation expense is recognized.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about the future that affect the amounts reported in the consolidated financial statements. These estimates include assessing the collectability of accounts receivable, the usage and recoverability of inventories and long-lived assets and the incurrence of losses on long term contracts and warranty costs. Actual results could differ from those estimates.

  Interim Financial Information


     The accompanying consolidated financial statements and related notes for the three month periods ended April 30, 1995 and May 5, 1996 are unaudited but include all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of financial position, results of operations and cash flows for these interim periods. The results of operations for the three months ended May 5, 1996 are not necessarily indicative of operating results to be expected for the full fiscal year.



     The Company's fiscal quarters end on Sundays with its fiscal year ending on January 31. Interim quarters approximate 90 days, to accommodate the January 31 fiscal year end.


2.  ACQUISITION

     Effective January 31, 1994, the Company acquired the outstanding stock of Humphrey, Inc. (Humphrey), a company engaged in the development and manufacture of precision instruments for control and measurement systems. The acquisition was accounted for as a purchase. Accordingly, the financial position and operating results of Humphrey have been reported in the Company's consolidated financial statements since the date of acquisition.

     A summary of the Humphrey acquisition costs and allocation of the purchase price to the assets acquired and liabilities assumed is as follows:

    Total acquisition cost:
      Cash paid.............................................................  $  7,477,498
      Assumption of Humphrey liabilities....................................     2,378,485
      Payment of acquisition related expenses...............................       207,852
                                                                               -----------
                                                                              $ 10,063,835
                                                                               ===========
    Allocated to assets as follows:
      Current assets........................................................  $  6,429,470
      Property, plant and equipment, including $1,300,000 of land and
         building...........................................................     2,094,746
      Covenant not-to-compete...............................................        50,000
      Goodwill..............................................................     1,489,619
                                                                               -----------
                                                                              $ 10,063,835
                                                                               ===========

                                  REMEC, INC.

3.  FINANCIAL STATEMENT DETAILS

  Inventories

     Inventories consist of the following:


                                                                        JANUARY 31,
                                                                ----------------------------
                                                                    1995            1996
                                                                ------------    ------------
    Raw materials.............................................  $  6,488,523    $  7,356,389
    Work in progress..........................................     7,039,038       7,838,947
                                                                 -----------     -----------
                                                                  13,527,561      15,195,336
    Less unliquidated progress payments.......................     3,804,579       4,105,672
                                                                 -----------     -----------
                                                                $  9,722,982    $ 11,089,664
                                                                 ===========     ===========



     Inventories related to contracts with prime contractors to the U.S. Government included capitalized general and administrative expenses of $2,093,000 and $1,924,000 at January 31, 1995 and 1996, respectively.


     During fiscal 1993, the Company received notice to terminate, for convenience, a product contract and in turn, the Company terminated related subcontracts. In fiscal 1996, the Company obtained final approval to bill the contractors for remaining inventory and fees associated with the contract. Included in the accompanying 1996 income statement are $2,444,000 of revenue and $1,803,000 of costs related to this contract.

  Property, Plant and Equipment

     Property, plant and equipment consists of the following:


                                                                       JANUARY 31,
                                                              -----------------------------
                                                                  1995             1996
                                                              ------------     ------------
    Land, building and improvements.........................  $  1,385,620     $  1,412,895
    Machinery and equipment.................................    16,597,389       19,628,416
    Furniture and fixtures..................................       578,450          707,336
    Leasehold improvements..................................     1,433,054        1,470,781
                                                              ------------     ------------
                                                                19,994,513       23,219,428
    Less accumulated depreciation and amortization..........   (12,956,731)     (14,640,987)
                                                              ------------     ------------
                                                              $  7,037,782     $  8,578,441
                                                              ============     ============


4.  BANK REVOLVING TERM CREDIT FACILITY AND LINE-OF-CREDIT

     The Company has a $9,000,000 working capital line of credit with a bank, which is due June 1, 1997. Interest is due monthly on advances at the bank's prime interest rate (8.50% at January 31, 1996) and at January 31, 1996 outstanding borrowings totaled $1,900,000.

     The Company also has a $6,000,000 term credit facility with the bank which is available until June 1, 1997. Outstanding borrowings at June 1, 1997 under this facility automatically convert into a 41 month term note payable in monthly installments. Interest is due monthly on advances under the facility at .50% over the Bank's prime interest rate (9.00% at January 31, 1996). At January 31, 1996 there were no outstanding borrowings on the facility.

     Advances under these agreements are secured by substantially all assets of the Company. The agreements also contain covenants which require the Company to maintain certain financial ratios, achieve specified levels of profitability, restrict the incurrence of additional debt, restrict the incurrence of capital expenditures in

                                  REMEC, INC.

excess of specified amounts, limit the payment of cash dividends, and include certain other restrictions. As of January 31, 1996 the Company was in compliance with all covenants specified.

5.  SHAREHOLDERS' EQUITY

  Convertible Preferred Shares

     A summary of the convertible preferred shares issued and outstanding is as follows:

                                                     SHARES
                                                   ISSUED AND                    PREFERENCE IN
                                                   OUTSTANDING     PAR VALUE      LIQUIDATION
                                                   -----------     ---------     --------------
        Series A.................................    461,538        $ 4,615        $3,000,000
        Series B.................................    257,069          2,571         3,000,000
                                                     -------         ------        ----------
                                                     718,607        $ 7,186        $6,000,000
                                                     =======         ======        ==========

     Concurrent with the closing of the IPO in February 1996 all of the outstanding shares of Series A and Series B preferred stock were converted into 1,077,909 shares of common stock. The holder of each share of preferred stock is entitled to one vote for each common share into which it would convert.

  Dividends

     In each of the three years ended January 31, 1996, the Company paid a cash dividend of $.01 per share including payment to preferred shares on an as converted basis.

  Stock Option Plans

     The following table summarizes activity under the Company's incentive stock option plans.

                                                                            NUMBER OF
                                                                             SHARES
                                                                            ---------
        Outstanding at January 31, 1993...................................   101,000
          Granted.........................................................    15,750
          Exercised.......................................................   (25,000)
          Forfeited.......................................................   (17,500)
                                                                             -------
        Outstanding at January 31, 1994...................................    74,250
          Granted.........................................................    18,500
          Exercised.......................................................    (1,050)
          Forfeited.......................................................   (27,200)
                                                                             -------
        Outstanding at January 31, 1995...................................    64,500
          Granted.........................................................    77,750
          Exercised.......................................................   (15,750)
          Forfeited.......................................................   (15,000)
                                                                             -------
        Outstanding at January 31, 1996...................................   111,500
                                                                             =======

     All options were granted at an exercise price of $4.00 per share. At January 31, 1996, options to purchase 18,050 common shares were exercisable. Options granted under the plans vest over a period of three years and expire four and one-half years from the date of grant. The incentive plans were terminated upon the closing of the Company's initial public offering in February 1996 and all outstanding options remain exercisable in accordance with their original terms. During fiscal 1996 non-qualified stock options for 1,000 shares of common stock were exercised and options for 4,000 shares were canceled.

                                  REMEC, INC.

     In January 1996, the Company's shareholders approved the 1995 Equity Incentive Plan, under which 750,000 common shares are reserved for issuance pursuant to stock options, restricted stock awards, stock purchase rights or performance shares. The Plan provides for the grant of incentive and non-statutory stock options. The exercise price of the incentive stock options must at least equal the fair market value of the common stock on the date of grant, and the exercise price of nonstatutory options may be no less than 85% of the fair market value of the common stock on the date of grant.

  Stock Purchase Plan

     Also in January 1996, the Company's shareholders approved the Employee Stock Purchase Plan (the Purchase Plan) under which 250,000 common shares may be issued to eligible employees. The price of the common shares purchased under the Purchase Plan will be equal to 85% of the fair market value of the common shares on the first or last day of the offering period, whichever is lower.

  Changes in Capitalization

     In January 1996, the Company's shareholders approved an increase in the authorized common stock of the Company to 40,000,000 shares, the creation of a new undesignated class of preferred stock consisting of 5,000,000 shares and a 1-for-2 reverse split of the Company's common stock. Fractional shares resulting from the split were settled in cash. All share, per share and stock option amounts have been restated to reflect retroactively the reverse stock split.

6.  COMMITMENTS

  Deferred Savings Plan


     The Company has established a Deferred Savings Plan for its employees, which allows participants to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The Company matches contributions up to $100 per quarter, per employee, subject to the attainment of certain quarterly profit levels by the Company. Employees vest immediately in their contributions and Company contributions vest over a two year period. The Company has charged to operations contributions of approximately $120,000, $65,000 and $88,000, for the years ended January 31, 1994, 1995 and 1996, respectively.


  Leases

     The Company leases office and production facilities under operating leases through 2000. Minimum future obligations under non-cancelable operating leases are as follows:

                             YEAR ENDED JANUARY 31,
                -------------------------------------------------
                     1997........................................  $1,670,000
                     1998........................................   1,600,000
                     1999........................................   1,519,000
                     2000........................................   1,055,000
                                                                   ----------
                                                                   $5,844,000
                                                                   ==========

     The lease agreements provide for annual rental adjustments based on changes in the Consumer Price Index.


     Rent expense totaled $1,414,000, $1,688,000 and $1,941,000 in 1994, 1995 and 1996, respectively.

                                  REMEC, INC.

7.  INCOME TAXES

     Significant components of the Company's deferred tax liabilities and assets are as follows:


                                                                     JANUARY 31,
                                                              -------------------------
                                                                 1995           1996
                                                              ----------     ----------
        Deferred tax liabilities:
          Tax over book depreciation........................  $1,120,000     $1,168,000
          Inventory costs capitalization....................     543,000        524,000
          Other.............................................          --         47,000
                                                              ----------     ----------
                                                               1,663,000      1,739,000
                                                              ----------     ----------
        Deferred tax assets:
          Inventory and other reserves......................     578,000        800,000
          Deferred rent.....................................     296,000        238,000
          Other accrued expenses............................     334,000        857,000
                                                              ----------     ----------
        Total deferred tax assets...........................   1,208,000      1,895,000
                                                              ----------     ----------
        Net deferred tax liabilities (assets)...............  $  455,000     $ (156,000)
                                                              ==========     ==========


     The provision for taxes based on income consists of the following:


                                                         YEARS ENDED JANUARY 31,
                                                  --------------------------------------
                                                     1994          1995          1996
                                                  ----------     --------     ----------
        Current:
          Federal...............................  $1,125,000     $251,000     $1,355,000
          State.................................     359,000       98,000        295,000
        Deferred:
          Federal...............................    (137,000)     563,000       (486,000)
          State.................................     (30,000)      80,000       (125,000)
                                                  ----------     ---------    ----------
                                                  $1,317,000     $992,000     $1,039,000
                                                  ==========     =========    ==========


     A reconciliation of the effective tax rates and the statutory Federal income tax rate is as follows:


                                                      YEARS ENDED JANUARY 31,
                                      --------------------------------------------------------
                                            1994                1995                1996
                                      ----------------     --------------     ----------------
                                        AMOUNT      %       AMOUNT     %        AMOUNT      %
                                      ----------   ---     --------   ---     ----------   ---
        Tax at Federal rate.........  $1,132,000    35%    $847,000    35%    $  882,000    35%
        State income tax net of
          federal...................     214,000     7      162,000     7        111,000     4
        Other.......................     (29,000)  (1)      (17,000)  (1)         46,000     2
                                                                      -- -                 -- -
                                      ----------   ---     ---------          ----------
                                      $1,317,000    41%    $992,000    41%    $1,039,000    41%
                                      ==========   ===     =========  ===     ==========   ===

                                  REMEC, INC.

8.  SIGNIFICANT CUSTOMERS AND EXPORT SALES

     The following table summarizes the percentage of sales by customers when sales to such customers exceeded 10% or more of the Company's net sales for the periods indicated:


                                                                   YEARS ENDED JANUARY
                                                                           31,
                                                                  ----------------------
                                                                  1994     1995     1996
                                                                  ----     ----     ----
        CUSTOMER A..............................................   15%      12%      15%
        CUSTOMER B..............................................   22%      15%      --
        CUSTOMER C..............................................   10%      --       --
        CUSTOMER D..............................................   --       --       10%
        CUSTOMER E..............................................   21%      --       --
        CUSTOMER F..............................................   11%      --       --
        CUSTOMER G..............................................   --       --       10%



     Export sales were 1%, 13% and 16% of net sales for the years ended January 31, 1994, 1995 and 1996, respectively.


9.  SUBSEQUENT EVENTS (UNAUDITED)

  Initial Public Offering

     In February 1996 the Company completed an initial public offering (the "IPO") of its common stock in which the Company sold a total of 2,264,893 shares of common stock at $8.00 a share. Concurrent with the closing of the IPO, the 461,538 outstanding shares of Series A preferred stock and 257,069 outstanding shares of Series B preferred stock were converted into 1,077,909 shares of common stock. The Company's proceeds from the offering after deducting underwriting commissions of $1,268,340 and expenses of $1,200,003 were $15,650,801. In connection with the Company's IPO, certain shareholders also sold 1,185,107 shares as part of the offering.

  RF Microsystems, Inc. ("RFM")

     Effective April 30, 1996, the Company acquired all of the outstanding common stock of RFM and certain other assets in exchange for cash consideration of approximately $4,066,000. The acquisition has been accounted for as a purchase, and accordingly, the total purchase price has been allocated to the acquired assets and liabilities assumed at their estimated fair values in accordance with the provisions of Accounting Principles Board Opinion No. 16. The estimated excess of the purchase price over the net assets acquired of $3,559,000 is being carried as intangible assets, including purchased technology, and will be amortized over its estimated life of 15 years. The Company's balance sheet as of May 5, 1996 reflects the acquisition of RFM.

                                  REMEC, INC.

     A summary of the RFM acquisition costs and a preliminary allocation of the purchase price to the assets acquired and liabilities assumed is as follows:

    Total acquisition cost:
      Cash paid.............................................................  $ 3,933,000
      Payment of acquisition related expenses...............................      133,000
                                                                              -----------
                                                                              $ 4,066,000
                                                                              ===========
    Allocated as follows:
      Current assets........................................................  $ 1,622,000
      Machinery and equipment...............................................      320,000
      Acquired intangibles..................................................    3,559,000
      Liabilities assumed...................................................   (1,435,000)
                                                                              -----------
                                                                              $ 4,066,000
                                                                              ===========

     Final purchase price adjustments, if any, will be determined at a later date and may differ from the estimates presented above.

  Magnum Microwave Corporation ("Magnum")

     On May 11, 1996, the Company entered into a plan of reorganization and merger agreement with Magnum. Under the terms of the agreement, and subject to the approval of the holders of a majority of the outstanding shares of Magnum's common stock, the Company will acquire all of the outstanding shares of Magnum common stock in exchange for approximately 1,081,000 shares of the Company's common stock. The merger is to be accounted for as a pooling of interests; accordingly, all of the assets and liabilities of Magnum will be carried forward at their historical cost basis, and the operating results of Magnum will be combined with those of the Company.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
  RF Microsystems, Inc.

     We have audited the accompanying balance sheet of RF Microsystems, Inc. as of December 31, 1995, and the related statement of operations and shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     As discussed in Note 1 RF Microsystems was a division of STM Wireless Inc. as of December 31, 1995 and engaged in material transactions with its parent. The 1995 results of operations are not necessarily indicative of those that would have been achieved by the Company had it operated on a stand-alone basis.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RF Microsystems, Inc. at December 31, 1995 and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          /s/        ERNST & YOUNG LLP
                                          --------------------------------------
                                                     Ernst & Young LLP

May 23, 1996

                             RF MICROSYSTEMS, INC.

                                 BALANCE SHEET
                               DECEMBER 31, 1995

ASSETS
Current assets:
  Cash...........................................................................  $   82,000
  Accounts receivable, net of allowances for doubtful accounts of $50,000........   1,168,000
  Inventories....................................................................     727,000
  Prepaid expenses and other current assets......................................      44,000
                                                                                   ----------
     Total current assets........................................................   2,021,000
Property, plant and equipment, at cost:
  Test equipment and computers...................................................     436,000
  Office equipment...............................................................     265,000
  Leasehold improvements.........................................................     176,000
                                                                                   ----------
                                                                                      877,000
  Less accumulated depreciation and amortization.................................     490,000
                                                                                   ----------
                                                                                      387,000
Unbilled contract receivables....................................................     129,000
Other assets.....................................................................      31,000
                                                                                   ----------
                                                                                   $2,568,000
                                                                                   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Note payable to bank...........................................................  $  600,000
  Accounts payable...............................................................     601,000
  Accrued salaries and benefits..................................................     235,000
  Advances from Parent...........................................................   1,050,000
  Current portion of capital lease obligations...................................      29,000
                                                                                   ----------
     Total current liabilities...................................................   2,515,000
Commitments
Shareholders' equity:
  Common shares -- no par value, 1,000,000 shares authorized;
     1,000 shares issued and outstanding.........................................      23,000
  Retained earnings..............................................................      30,000
                                                                                   ----------
Total shareholders' equity.......................................................      53,000
                                                                                   ----------
                                                                                   $2,568,000
                                                                                   ==========

                            See accompanying notes.

                             RF MICROSYSTEMS, INC.

                STATEMENT OF OPERATIONS AND SHAREHOLDERS' EQUITY
                          YEAR ENDED DECEMBER 31, 1995

    Revenues:
      Government contract revenues...........................................  $5,210,000
      Net sales including sales of $2,330,000 to the Company's Parent........   2,862,000
                                                                               ----------
                                                                                8,072,000
                                                                               ----------
    Cost of revenues:
      Cost of government contract revenues...................................   4,289,000
      Cost of sales..........................................................   2,874,000
                                                                               ----------
                                                                                7,163,000
                                                                               ----------
         Gross profit........................................................     909,000
    Operating expenses:
      General and administrative.............................................     598,000
      Research and development...............................................     344,000
                                                                               ----------
                                                                                  942,000
                                                                               ----------
         Loss from operations................................................     (33,000)
    Interest expense.........................................................      40,000
                                                                               ----------
         Net loss............................................................     (73,000)
                                                                               ----------
    Retained earnings at beginning of year...................................     103,000
                                                                               ----------
    Retained earnings at end of year.........................................  $   30,000
                                                                               ==========

                            See accompanying notes.

                             RF MICROSYSTEMS, INC.

                            STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1995

    Operating activities:
      Net loss...............................................................  $ (73,000)
      Adjustments to reconcile net loss to net cash
         provided by operating activities:
         Depreciation and amortization.......................................    206,000
         Changes in operating assets and liabilities:
           Accounts receivable...............................................      8,000
           Inventories.......................................................     29,000
           Prepaid expenses and other current assets.........................    (31,000)
           Accounts payable..................................................   (415,000)
           Payable to Parent.................................................    553,000
                                                                               ---------
              Net cash provided by operating activities......................    277,000
    Investing activities:
      Additions to property, plant and equipment.............................   (108,000)
      Increase in other assets...............................................    (79,000)
                                                                               ---------
              Net cash used for investing activities.........................   (187,000)
    Financing activities:
      Proceeds from note payable to bank.....................................         --
      Repayment of note payable to bank......................................         --
      Principal payments under capital lease obligations.....................     (9,000)
                                                                               ---------
              Net cash used for financing activities.........................     (9,000)
    Increase in cash.........................................................     81,000
    Cash at beginning of year................................................      1,000
                                                                               ---------
    Cash at end of year......................................................  $  82,000
                                                                               =========
    Supplemental disclosures of cash flow information:
      Cash paid for:
         Interest............................................................  $  39,000
                                                                               =========

                            See accompanying notes.

                             RF MICROSYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

1.  BASIS OF PRESENTATION

     RF Microsystems, Inc. (the "Company") designs and manufacturers microwave systems and components and provides technical and engineering services under contracts with the U.S. Government and its Agencies and prime contractors to the U.S. Government in the areas of communications, navigation, electronic warfare and data processing. Prior to April 30, 1996, the Company was a wholly owned subsidiary of STM Wireless, Inc. ("STM" or "Patent").

     On March 31, 1996, STM entered an agreement to sell the outstanding stock of the Company for cash of approximately $4,000,000 to REMEC, Inc., in a transaction to be accounted for as a purchase. This transaction closed effective April 30, 1996.

     The accompanying financial statements include the financial position, results of operations, and cash flows of RF Microsystems, Inc. on a historical cost basis adjusted to reflect the accounts acquired by REMEC. These statements include material transactions with STM primarily consisting of sales of satellite transmission equipment totaling $2,330,000 under an agreement to provide such equipment to the Company's Parent at approximately 15% above cost. The Company anticipates sales of satellite transmission equipment to STM to continue in the future. The 1995 results of operations are not necessarily indicative of those that would have been achieved by the Company had it operated on a stand-alone basis.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Concentration of Credit Risk

     Accounts receivable are principally from U.S. Government Agencies and commercial customers in the communications industry. Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required.

  Inventories

     Inventories are stated at the lower of cost (determined on a first-in first-out basis) or market.

  Property, Plant and Equipment

     Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the lease period.

  Revenue Recognition

     Revenues from government contracts are recognized under the percentage-of-completion method, whereby contract costs are expensed as incurred and revenues are recorded in proportion to costs incurred to date compared to total estimated costs at completion. Estimates of total contract costs are made by management and provisions for losses on contracts are made currently for the total amount of losses anticipated at completion of contracts. Revenues from the sale of commercial satellite transmission equipment to third parties and the Company's Parent are recorded upon shipment.

                             RF MICROSYSTEMS, INC.

  Income Taxes

     The Company has been included in the consolidated federal income tax return and state income tax returns of STM for the year ended December 31, 1995 and through the date of its acquisition by REMEC.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about the future that effect the amounts reported in the financial statements. These estimates include assessing the collectibility of accounts receivable, the usage and recoverability of inventories and long-lived assets and the incurrence of losses on long-term contracts. Actual results could differ from those estimates.

3.  UNBILLED CONTRACT RECEIVABLES

     Unbilled contract receivables in the accompanying balance sheet totaling $129,000 consist of unbilled retainage on open contracts and amounts billable upon completion of audits of prior years by the Defense Contract Audit Agency
(DCAA). Management anticipates that the DCAA audits will not be completed (and the contract receivables billed) within one year from the balance sheet date and therefore the $129,000 has been classified as a non-current asset in the accompanying balance sheet.

4.  INVENTORIES

     Inventories consist of the following at December 31, 1995:

            Raw materials.............................................  $506,000
            Work in progress..........................................   221,000
                                                                        --------
                                                                        $727,000
                                                                        ========

5.  NOTE PAYABLE TO BANK

     The Company has a $600,000 (maximum) commercial working capital line-of-credit agreement (the Agreement) with a bank which expires July 17, 1996. Borrowings under the Agreement are secured by a $600,000 certificate of deposit that the Company's Parent maintains with the bank. Borrowings under the Agreement bear interest at a rate of 1.25% over the highest effective interest rate paid on the certificate of deposit securing the note (6.9% at December 31, 1995) and interest is payable monthly. At December 31, 1995, the Company had $600,000 of borrowings outstanding under the Agreement.

     In connection with the acquisition of the Company by REMEC (Note 1) the outstanding borrowings under the agreement were assumed by REMEC and re-paid in May 1996.

6.  COMMITMENTS

     The Company leases office and production facilities under operating leases through 1997. Facilities rent expense under operating leases in 1995 totaled approximately $242,000. Minimum future obligations for non-cancelable operating leases at December 31, 1995 are as follows:

                              YEAR ENDED DECEMBER 31
            ----------------------------------------------------------
                   1996...............................................  $250,000
                   1997...............................................    47,000
                                                                        --------
                                                                        $297,000
                                                                        ========

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
  Magnum Microwave Corporation

     We have audited the accompanying balance sheets of Magnum Microwave Corporation as of March 29, 1996 and March 31, 1995, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magnum Microwave Corporation at March 29, 1996 and March 31, 1995, and the results of its operations and its cash flows for each of the three years in the period ended March 29, 1996, in conformity with generally accepted accounting principles.

                                          /s/  ERNST & YOUNG LLP
                                             ERNST & YOUNG LLP

San Jose, California
May 10, 1996

                          MAGNUM MICROWAVE CORPORATION

                                 BALANCE SHEETS

                                                                      MARCH 31,      MARCH 29,
                                                                        1995            1996
                                                                     -----------     ----------
ASSETS
Current assets:
  Cash and cash equivalents........................................  $ 1,386,583     $  892,763
  Short-term investments...........................................      953,657      1,482,548
  Accounts receivable, net of allowance for doubtful accounts of
     $82,376 in 1996 and 1995......................................    1,260,912      1,095,749
  Inventories:
     Raw materials.................................................      475,643        597,424
     Work-in process...............................................      441,838        497,528
     Finished goods................................................       28,889         39,255
                                                                     -----------     ----------
       Total inventories...........................................      946,370      1,134,207
  Deferred taxes...................................................      562,844        583,314
  Prepaid expenses.................................................       56,290         51,370
                                                                     -----------     ----------
       Total current assets........................................    5,166,656      5,239,951
Long-term investments..............................................      500,941             --
Property and equipment, at cost:
  Manufacturing and test equipment.................................    3,246,708      3,310,496
  Office furniture and equipment...................................      485,869        508,523
  Leasehold improvements...........................................      166,943        255,563
                                                                     -----------     ----------
                                                                       3,899,520      4,074,582
  Accumulated depreciation and amortization........................    3,643,111      3,626,541
                                                                     -----------     ----------
                                                                         256,409        448,041
Other assets.......................................................       66,597         67,669
                                                                     -----------     ----------
          Total assets.............................................  $ 5,990,603     $5,755,661
                                                                     ===========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................................  $   313,771     $  354,474
  Accrued payroll and related expenses.............................      909,956      1,062,122
  Other accrued liabilities........................................      224,456        167,578
  Accrued warranty.................................................      253,478        162,027
  Income taxes payable.............................................      220,679        207,943
  Current notes payable............................................      154,353        440,838
                                                                     -----------     ----------
       Total current liabilities...................................    2,076,693      2,394,982
Noncurrent notes payable...........................................      440,838             --
Commitments
Shareholders' equity:
  Common stock:
     Authorized shares -- 100,000,000
     Issued and outstanding shares -- 20,083,329 in 1996 and
       23,979,842 in 1995..........................................    5,147,395      4,359,352
  Accumulated deficit..............................................   (1,674,323)      (998,673)
                                                                     -----------     ----------
       Total shareholders' equity..................................    3,473,072      3,360,679
                                                                     -----------     ----------
          Total liabilities and shareholders' equity...............  $ 5,990,603     $5,755,661
                                                                     ===========     ==========

                            See accompanying notes.

                          MAGNUM MICROWAVE CORPORATION

                              STATEMENTS OF INCOME

                                                                      YEARS ENDED
                                                       ------------------------------------------
                                                        APRIL 1,        MARCH 31,      MARCH 29,
                                                          1994            1995            1996
                                                       -----------     -----------     ----------
Net sales............................................  $11,298,796     $11,306,499     $9,360,322
Operating costs and expenses:
  Cost of sales......................................    6,474,926       6,837,969      5,867,735
  Research and development...........................      749,630         791,583        692,198
  Selling and marketing..............................    1,117,731       1,093,910        944,038
  General and administrative.........................      858,727         771,383        840,094
                                                       -----------     -----------     ----------
                                                         9,201,014       9,494,845      8,344,065
                                                       -----------     -----------     ----------
     Income from operations..........................    2,097,782       1,811,654      1,016,257
Interest income......................................       79,283          82,148        143,224
Interest expense.....................................      (30,814)        (38,327)       (23,932)
                                                       -----------     -----------     ----------
     Income before provision for income taxes........    2,146,251       1,855,475      1,135,549
Provision for income taxes...........................     (519,240)       (751,471)      (459,899)
                                                       -----------     -----------     ----------
     Net income......................................  $ 1,627,011     $ 1,104,004     $  675,650
                                                       ===========     ===========     ==========
Net income per share.................................  $       .06     $       .05     $      .03
                                                       ===========     ===========     ==========
Shares used in computing net income per share........   28,551,099      24,361,955     23,237,517
                                                       ===========     ===========     ==========

                            See accompanying notes.

                          MAGNUM MICROWAVE CORPORATION

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                COMMON STOCK                                TOTAL
                                          -------------------------     ACCUMULATED     SHAREHOLDERS'
                                            SHARES         AMOUNT         DEFICIT          EQUITY
                                          ----------     ----------     -----------     -------------
Balance at April 2, 1993................  28,416,245     $6,098,506     $(4,405,338)     $ 1,693,168
  Issuance of common stock upon exercise
     of stock options...................      40,000          1,000              --            1,000
  Repurchase of common stock............    (166,667)       (26,667)             --          (26,667)
  Net income............................          --             --       1,627,011        1,627,011
                                          ----------     ----------     -----------       ----------
Balance at April 1, 1994................  28,289,578      6,072,839      (2,778,327)       3,294,512
  Issuance of common stock upon exercise
     of stock options...................     111,000          2,910              --            2,910
  Repurchase of common stock............  (4,420,736)      (928,354)             --         (928,354)
  Net Income............................          --             --       1,104,004        1,104,004
                                          ----------     ----------     -----------       ----------
Balance at March 31, 1995...............  23,979,842      5,147,395      (1,674,323)       3,473,072
  Issuance of common stock upon exercise
     of stock options...................      46,000            460              --              460
  Repurchase of common stock............  (3,942,513)      (788,503)             --         (788,503)
  Net Income............................          --             --         675,650          675,650
                                          ----------     ----------     -----------       ----------
Balance at March 29, 1996...............  20,083,329     $4,359,352     $  (998,673)     $ 3,360,679
                                          ==========     ==========     ===========       ==========

                            See accompanying notes.

                          MAGNUM MICROWAVE CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                       YEARS ENDED
                                                        -----------------------------------------
                                                         APRIL 1,       MARCH 31,      MARCH 29,
                                                           1994           1995            1996
                                                        ----------     -----------     ----------
Operating Activities:
  Net income..........................................  $1,627,011     $ 1,104,004     $  675,650
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization....................     165,535         161,128        154,576
     Gain on sale of equipment........................      (3,248)           (621)            --
     Gain on prepayment of notes payable at
       discount.......................................     (36,364)             --             --
     Changes in operating assets and liabilities:
       Accounts receivable............................     (58,141)       (106,254)       165,163
       Inventories....................................     (93,132)         69,772       (187,837)
       Prepaid expenses and other assets..............     (42,351)         (2,607)         3,848
       Deferred taxes.................................    (454,322)        167,558        (20,470)
       Accounts payable...............................       4,931           1,744         40,703
       Accrued payroll and related expenses...........      64,900        (261,821)       152,166
       Other accrued liabilities......................      28,828          97,942        (56,878)
       Accrued warranty...............................          --          91,451        (91,451)
       Income taxes payable...........................     325,801        (187,043)       (12,736)
                                                        ----------     -----------     ----------
          Net cash provided by operating activities...   1,529,448       1,135,253        822,734
Investing activities:
  Proceeds from sale of equipment.....................       4,253             684             --
  Capital expenditures................................    (125,561)        (96,588)      (346,208)
  Purchase of held-to-maturity securities.............          --      (1,454,598)      (981,607)
  Maturity of held-to-maturity securities.............          --              --        953,657
                                                        ----------     -----------     ----------
          Net cash used in investing activities.......    (121,308)     (1,550,502)      (374,158)
Financing activities:
  Principal payments under capital lease
     obligations......................................     (18,987)             --             --
  Repurchases of common stock.........................     (26,667)       (928,354)      (788,503)
  Proceeds from issuance of common stock..............       1,000           2,910            460
  Principal payments under notes payable, net of
     discount.........................................    (176,967)       (198,397)      (154,353)
                                                        ----------     -----------     ----------
          Net cash used in financing activities.......    (221,621)     (1,123,841)      (942,396)
                                                        ----------     -----------     ----------
Net increase (decrease) in cash and cash
  equivalents.........................................   1,186,519      (1,539,090)      (493,820)
Cash and cash equivalents at beginning of year........   1,739,154       2,925,673      1,386,583
                                                        ----------     -----------     ----------
Cash and cash equivalents at end of year..............  $2,925,673     $ 1,386,583     $  892,763
                                                        ==========     ===========     ==========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest.........................................  $    1,050     $    60,650     $   14,839
     Income taxes (net of refunds)....................  $  678,000     $   757,955     $  493,105

                            See accompanying notes.

                          MAGNUM MICROWAVE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 29, 1996

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Magnum Microwave Corporation (the Company) was incorporated in the state of California on March 26, 1980 and was founded for the purpose of developing, manufacturing, and marketing microwave components and subsystems for use in telecommunications and defense applications both domestically and internationally.

  Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Fiscal Year

     The Company reports on a fiscal year ending on the Friday closest to March 31.

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market.

  Depreciation and Amortization

     Property and equipment are depreciated on the straight-line basis over the estimated useful lives of the assets of three to five years. Leasehold improvements are amortized over the shorter of the remaining lease term or its estimated useful lives.

  Fair Value of Financial Instruments

     The fair value for short-term investments is based on quoted market prices.

     The fair value of the Company's notes payable is estimated using a discounted cash flow analysis based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

  Cash Equivalents

     The Company considers all highly liquid debt instruments with original maturity dates of ninety days or less and insignificant interest rate risk to be cash equivalents.

     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 (FAS 115), "Accounting for Certain Investments in Debt and Equity Securities," effective for the fiscal years beginning after December 15, 1993. Under the new rules, debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as available-for-sale or trading and are carried at fair value.

     Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of stockholders' equity. Unrealized holding gains and losses on securities classified as trading are reported in earnings.

     The Company adopted FAS 115 on April 2, 1994. The Company's investments consist of U.S. Treasury bills. Presently, the Company classifies all investments as held-to-maturity and carries them at amortized cost

                          MAGNUM MICROWAVE CORPORATION
which materially approximates fair value. The adoption of FAS 115 did not have a material impact on the Company's financial position or its operating results for fiscal 1995. All debt securities are included in short-and long-term investments in the accompanying financial statements. Gross unrealized gains and losses were immaterial.

  Property and Equipment

     In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FAS 121). FAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. FAS 121 is effective for the fiscal years beginning after December 15, 1995. The adoption of FAS 121 is not expected to have a material impact on the Company's financial position or results of operations.

  Net Income Per Share

     Net income per share is computed using the weighted average number of common and dilutive common equivalent shares from stock options (using the treasury stock method). Fully diluted shares have not been presented as part of the financial statements because the difference is insignificant.

  Accounting for Stock-Based Compensation

     The Company accounts for its stock option plans and the Employee Stock Purchase Plan in accordance with provisions of the Accounting Principles Board's Opinion No. 25, "Accounting For Stock Issued to Employees" (APB Opinion No. 25). In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). FAS 123 provides an alternative to APB Opinion No. 25 and is effective for the fiscal years beginning after December 15, 1995. The Company expects to continue to account for its employee stock plans in accordance with the provisions of APB Opinion No. 25. Accordingly, FAS 123 is not expected to have a material impact on the Company's financial position or results of operations.

2.  NOTES PAYABLE

     In conjunction with the March 1993 common stock redemption (see Note 4), the Company issued promissory notes as partial payment for the tendered common stock of the Company owned by the holders of the notes. The notes were issued on March 3, 1993 at an aggregated original principal amount of $1,006,919. The notes bear interest at 5% per annum, mature on July 1, 1996, and may be prepaid in whole or in part at any time without penalty, provided that all of the outstanding notes are paid pro rata based on the total amount outstanding.

     The indebtedness evidenced by the notes is senior to the liquidation and other similar rights of existing and future common and preferred stockholders of the Company but is expressly subordinated in right of payment to the prior payment in full of all of the Company's other secured indebtedness, as defined. The terms of the notes stipulate that the Company may not incur total outstanding liabilities of any kind, excluding these outstanding notes, in excess of $4,700,000 unless waived in accordance with provisions contained in the notes. Similarly, there is a restriction on the payment of cash dividends to stockholders of the Company. The notes are secured by the shares of common stock represented by the remaining principal amount of the notes. If in the event a default occurs and remains uncured by the Company within a specified grace period or the Company enters into a sale, liquidation, or merger in which the Company is not the surviving entity (see Note 13), the noteholders can exercise certain acceleration rights.

                          MAGNUM MICROWAVE CORPORATION

3.  LINE OF CREDIT AGREEMENT

     The Company has a revolving accounts receivable line of credit with a bank, which is renewed and amended annually in September. Under the line of credit, the Company may borrow up to a specified percentage of eligible accounts receivable, as defined, with a maximum of $1,500,000. Borrowings bear interest at prime plus 0.5% (8.75% at March 29, 1996). At March 29, 1996, there were no borrowings outstanding.

     The line of credit agreement requires the Company to meet certain financial covenants. The agreement stipulates that the Company may not pay out dividends or redeem stock to the extent it causes tangible net worth to fall below $1,500,000. The terms of the agreement also limit the Company from making loans to third parties and incurring additional indebtedness with the exceptions of purchasing certain capital equipment and redeeming common stock, provided that any debt incurred in conjunction with the redemption of stock be subordinated to any obligations of the Company to the bank. The bank also holds a security interest in all of the Company's assets.

4.  SHAREHOLDERS' EQUITY

  Redemption

     During fiscal 1993, an offer to repurchase up to 39,500,000 shares of the Company's common stock at a purchase price of $0.136857 per share was made by the Company. A total of 37,106,272 shares was tendered and redeemed at a total price of $5,078,253, of which $4,071,334 was paid in cash and $1,006,919 was paid in promissory notes (see Note 2).

     During fiscal 1995, the Company offered to repurchase up to 6,278,997 shares of the Company's common stock at a purchase price of $0.21 per share. A total of 4,420,736 shares was tendered and redeemed at a total price of $928,354, all of which was paid in cash.

     During fiscal 1996, the Company offered to repurchase up to 3,327,359 shares of the Company's common stock at a purchase price of $0.20 per share. A total of 3,942,513 shares was tendered, and per the terms of the offer, the oversubscribed shares were also repurchased. The total amount redeemed was $788,503, all of which was paid in cash.

     In connection with all of the redemption offers, two major shareholders, the Company, and senior management of the Company entered into agreements designed to provide certain protections to these shareholders given that management gained control of the Company upon completion of the redemption. The agreements provide for and place limitations on cosale and copurchase rights with regard to shares of the common stock of the Company, compensation of management, and payment of dividends.

     The Company has an employee stock option plan that provides for the granting of incentive and nonqualified stock options to key employees, directors, and paid consultants. Under the plan, options to purchase shares of the Company's common stock may be granted at not less than 100% of fair value as determined by the Board of Directors on the date of grant.

                          MAGNUM MICROWAVE CORPORATION

     Options granted are for a ten-year term and generally vest over a four-year period in equal annual installments beginning one year after the date of grant. A summary of activity in this plan is as follows:

                                                          NUMBER OF SHARES
                                                       ----------------------       OPTION
                                                       AVAILABLE      UNDER          PRICE
                                                       FOR GRANT      OPTION       PER SHARE
                                                       ---------     --------     -----------
    Balance at April 2, 1993.........................    444,678      218,500        $0.01
      Options granted................................    (40,000)      40,000        $0.13
      Options exercised..............................         --      (40,000)    $0.01-$0.13
      Options canceled...............................      1,000       (1,000)       $0.01
                                                       ---------     --------
    Balance at April 1, 1994.........................    405,678      217,500     $0.01-$0.13
      Options granted................................    (20,000)      20,000        $0.21
      Options exercised..............................         --     (111,000)    $0.01-$0.13
      Options canceled...............................     11,500      (11,500)    $0.01-$0.13
                                                       ---------     --------
    Balance at March 31, 1995........................    397,178      115,000     $0.01-$0.21
      Options granted................................   (110,000)     110,000        $0.20
      Options exercised..............................         --      (46,000)       $0.01
      Options canceled...............................     32,000      (32,000)    $0.01-$0.21
                                                       ---------     --------
    Balance at March 29, 1996........................    319,178      147,000     $0.01-$0.21
                                                        ========     ========
    Options exercisable at March 29, 1996............                  47,000
                                                                     ========

     As of March 29, 1996, the Company has reserved 466,178 shares of common stock for issuance upon the exercise of stock options.

5.  RETIREMENT PLAN

     In 1989, the Company established a defined contribution 401(k) retirement plan for substantially all employees. This plan allows participants to contribute from 1% to 15% of their qualified compensation on a before-tax basis, subject to applicable Internal Revenue Code limitations. The plan provides for the Company to make a matching contribution to all participants who have elected to make salary reduction contributions. The Company will match 25% of the first 7% of salary reduction contributions made by the employee up to the applicable Internal Revenue Code limitations. The Company made contributions to the plan of $38,000, $55,000, and $53,000 for the years ended March 29, 1996, March 31,
1995, and April 1, 1994, respectively.

6.  COMMITMENTS

     The Company is committed under certain fixed, noncancelable operating leases to make minimum rental payments relating to its leased manufacturing and office facility. The lease expires in January 2001. Future minimum rental payments are as follows:

            1997.....................................................  $  201,636
            1998.....................................................     201,636
            1999.....................................................     211,780
            2000.....................................................     216,852
            2001.....................................................     180,710
                                                                       ----------
                                                                       $1,012,614
                                                                       ==========

     Rental expense was approximately $255,000, $267,000, and $267,000 for the years ended March 29, 1996, March 31, 1995, and April 1, 1994, respectively.

                          MAGNUM MICROWAVE CORPORATION

7.  CONCENTRATIONS

     For the year ended March 29, 1996, two customers accounted for 18% and 13% of net sales. For the year ended March 31, 1995, two customers accounted for 31% and 11% of net sales. For the year ended April 1, 1994, one customer accounted for 23% of net sales. For the year ended March 29, 1996 sales to defensive customers approximated one-third of the Company's sales.

     The Company relies on contract manufacturers and suppliers, in some cases sole suppliers or limited groups of suppliers, to provide services and materials necessary for the manufacture of products. Certain components used in the Company's products are sole source items and would require significant effort, time or design changes to develop alternative sources.

8.  INCOME TAXES

     The provision for income taxes consists of the following (in thousands):

                                                                        YEARS ENDED
                                                            ------------------------------------
                                                            MARCH 29,     MARCH 31,     APRIL 1,
                                                              1996          1995          1994
                                                            ---------     ---------     --------
    Federal:
      Current.............................................    $ 397         $ 408        $  805
      Deferred............................................      (11)          159          (375)
                                                               ----          ----          ----
                                                                386           567           430
    State:
      Current.............................................       82           162           198
      Deferred............................................       (8)           22          (109)
                                                               ----          ----          ----
                                                                 74           184            89
                                                               ----          ----          ----
              Total.......................................    $ 460         $ 751        $  519
                                                               ====          ====          ====

     A reconciliation of the income tax provision at the U.S. federal statutory rate (34%) to the income tax provision at the effective tax rate is as follows (in thousands):

                                                                        YEARS ENDED
                                                            ------------------------------------
                                                            MARCH 29,     MARCH 31,     APRIL 1,
                                                              1996          1995          1994
                                                            ---------     ---------     --------
    Income taxes computed at the federal statutory rate...    $ 386         $ 631        $  730
    State taxes, net of federal benefit...................       48           121            59
    Change in valuation allowance of deferred tax
      assets..............................................       --            --          (350)
    Other individually immaterial items...................       26            (1)           80
                                                               ----          ----          ----
                                                              $ 460         $ 751        $  519
                                                               ====          ====          ====

     Under Statement of Financial Accounting Standards No. 109 (FAS 109), deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                          MAGNUM MICROWAVE CORPORATION

     Significant components of the Company's deferred tax assets consisted of the following (in thousands):

                                                                    YEARS ENDED
                                                        ------------------------------------
                                                        MARCH 29,     MARCH 31,     APRIL 1,
                                                          1996          1995          1994
                                                        ---------     ---------     --------
        Deferred tax assets:
          Depreciation................................    $  45         $  54         $ 63
          Warranty reserve............................       65           102           65
          Inventory...................................      134           103          107
          Accrued commissions.........................       --            --           40
          Accrued bonus...............................      251           149          261
          Accrued vacation pay........................       75            95          102
          State taxes.................................       41            69           87
          Other.......................................       20            40           68
                                                           ----          ----         ----
        Total deferred tax assets.....................      631           612          793
          Valuation allowance.........................       --            --           --
                  Net deferred tax assets.............    $ 631         $ 612         $793
                                                           ====          ====         ====

9.  CONCENTRATION OF CREDIT RISK

     The Company develops, manufactures, and markets microwave components and subsystems for sale to Fortune 500 companies. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. The Company's losses on accounts receivable have been within management's expectations.

10.  NONRECURRING REVENUES

     The Company recognized revenues of $123,000, $11,000, and $6,000 for the years ended March 29, 1996, March 31, 1995, and April 1, 1994, respectively. These amounts represent unclaimed customer credits over two years old and are included in net sales.

11.  EXPORT SALES

     Export sales account for a significant portion of the Company's revenues and are summarized by geographic areas as follows:

                                                                           YEAR ENDED
                                                                           MARCH 29,
                                                                              1996
                                                                           ----------
        Far East.........................................................  $  387,958
        Canada...........................................................     153,730
        Europe/other.....................................................     759,059
                                                                           ----------
                  Total export sales.....................................  $1,300,747
                                                                           ==========

     Export sales for the year ended March 29, 1996 accounted for 14% of net sales. This amount excludes sales of $237,000 to a domestic exporter who resells to end users in the Far East. Export sales for the years ended March 31, 1995 and April 1, 1994 were less than 10% of net sales in each of their respective years.

                          MAGNUM MICROWAVE CORPORATION

12.  RELATED PARTY TRANSACTIONS

     In March 1995, the Company entered into an agreement with a company owned by a director to provide consulting services to the Company. Charges for these services were $25,000 and $5,000 in fiscal 1996 and 1995, respectively.

13.  SUBSEQUENT EVENT

     In May 1996, the Company signed a letter of intent to be acquired by another company. The Company will become a 100% owned subsidiary of the acquiring company. The Company and all of its employees will continue to operate in San Jose. The acquisition is to be accounted for as a pooling-of-interest whereby the Company will exchange all of its shares of common stock and outstanding stock options for 950,000 shares of the acquiring company's common stock. The acquisition is subject to shareholder approval and is contingent upon qualification for treatment as a pooling transaction.

                                                                      APPENDIX A

                             AGREEMENT AND PLAN OF
                           REORGANIZATION AND MERGER

     THIS AGREEMENT AND PLAN OF REORGANIZATION AND MERGER ("Agreement") is made as of May 16, 1996 among MAGNUM MICROWAVE CORPORATION, a California corporation ("Magnum"), REMEC, INC., a California corporation ("REMEC") and REMEC ACQUISITION CORPORATION, a California corporation and wholly owned subsidiary of REMEC ("RAC").

                              B A C K G R O U N D

     Magnum, REMEC and RAC desire that RAC be merged with and into Magnum; that Magnum be the surviving corporation and become a wholly owned subsidiary of REMEC and that each share of the Common Stock of Magnum which is outstanding immediately prior to the effective time of the merger be converted as set forth in this Agreement and the Agreement of Merger into shares of the Common Stock of REMEC. Magnum, REMEC and RAC intend that the merger constitute a "reorganization" under Section 368(a)(1)(A), by application of Section 368(a)(2)(E), of the Internal Revenue Code of 1986, as amended.

     THE PARTIES AGREE AS FOLLOWS:

                                   ARTICLE 1

                                  DEFINITIONS

     1.1 Definitions. The terms defined in this Article 1, whenever used herein, shall have the following meanings for all purposes of this Agreement:

     "Adjusted Net Worth" shall have the meaning ascribed in Section 5.17 of this Agreement.

     "Affiliate" means, with respect to any corporation, any person or entity which controls, is controlled by or is under common control with such corporation.

     "Agreement of Merger" means the agreement of merger between Magnum and RAC, together with the related officers' certificates required by Section 1103 of the Corporations Code, in the form attached to this Agreement as Exhibit A.

     "Audited Balance Sheet" means the balance sheet included in the Audited Financials.

     "Audited Financials" means the balance sheets of Magnum at March 31, 1995 and April 1, 1994 and the related statements of income, shareholders' equity and cash flows for the years then ended, including the notes thereto, in each case accompanied by an unqualified report of Ernst & Young LLP, certified public accountants.

     "Closing" means the delivery by Magnum, REMEC and RAC of the various documents contemplated by this Agreement and otherwise required in order to consummate the Merger.

     "Closing Date" means the date the Closing takes place.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Corporations Code" means the California Corporations Code.

     "Disclosure Letter" means the letter from Magnum to REMEC and RAC dated the date of this Agreement containing the disclosures referred to in Article 3, the letter from REMEC and RAC to Magnum dated the date of this Agreement containing the disclosures referred to in Article 4, and includes, if applicable, additional disclosure letters delivered pursuant to Section 9.3.

     "Dissenting Shares" means those shares of Magnum Common which at any time become "dissenting shares" within the meaning of Section 1300(b) of the Corporation Code.

     "Effective Time" means the time when the Agreement of Merger is filed with the Secretary of State of the State of California and the Merger becomes effective.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "GAAP" means generally accepted accounting principles and practices as promulgated by the Accounting Research Board, Accounting Principles Board and Financial Accounting Standards Board or any superseding or supplemental documentation of equal authority promulgating generally accepted accounting principles and practices, all as in effect from time to time.

     "Hazardous Material" means any material, substance, waste or component thereof which is identified to be "hazardous" or "toxic" or otherwise poses an actual or potential risk to public health and safety or to the environment by virtue of being actually or potentially toxic, corrosive, bioaccumulative, reactive, ignitable, radioactive, infectious or otherwise harmful to public health and safety or the environment, the handling or disposal of, or exposure to which, is regulated under any applicable United States federal, state or local environmental or health and safety law, rule or regulation.

     "Magnum Common" means the Common Stock of Magnum.

     "Magnum Options" means the options to purchase shares of Magnum Common outstanding as of the date of this Agreement.

     "Magnum Shareholders" means the holders of shares of Magnum Common immediately prior to the Effective Time.

     "1933 Act" means the Securities Act of 1933, as amended, and the rules, regulations and forms of the SEC promulgated thereunder.

     "1996 Financials" means the balance sheet of Magnum at March 30, 1996 and the related statements of income, shareholders' equity and cash flows for the year then ended, prepared in accordance with GAAP.

     "Pre-closing Balance Sheet" means the balance sheet of Magnum at the end of a month which date is not earlier than 45 days prior to the Effective Time.

     "Private Placement" means the sale of Magnum Common pursuant to Section 7.5 of this Agreement.

     "REMEC Common" means the Common Stock of REMEC.

     "REMEC Common Price" means the arithmetic average of the closing sales prices of REMEC Common on the Nasdaq Stock Market for the five trading days immediately preceding the Effective Time.

     "Registration Statement" means the registration statement on Form S-4 filed by REMEC with the SEC with respect to the issuance of REMEC Common in the Merger.

     "SEC" means the Securities and Exchange Commission.

     "Subsidiary" means, with respect to any entity, any corporation or other organization, whether incorporated or unincorporated, of which at least a majority of the securities or interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is owned, directly or indirectly, by such entity.

                                   ARTICLE 2

                    MERGER, CLOSING AND CONVERSION OF SHARES

     2.1 Merger. Subject to and in accordance with the terms and conditions of this Agreement and the Agreement of Merger, Magnum and RAC shall execute and file the Agreement of Merger with the Secretary of State of the State of California, whereupon RAC shall be merged with and into Magnum pursuant to Sections 1100 et seq. of the Corporations Code.

     2.2 Closing. The Closing shall take place at the offices of Heller, Ehrman, White & McAuliffe, 333 Bush Street, San Francisco, California 94104 at 11:00 a.m. California time, on the date the shareholders of Magnum approve the Merger or at such other place, date or time as Magnum and REMEC may agree upon in writing. Magnum and RAC shall file the Agreement of Merger with the Secretary of State of the State of California immediately after the Closing.

     2.3 Conversion of Shares. In accordance with the Agreement of Merger and subject to Section 2.5, each share of Magnum Common outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted, at or as of the Effective Time, into .04684342 of a share of REMEC Common. However, each holder of Magnum Common shall receive only whole shares of REMEC Common, and, in lieu of any fractional share of REMEC Common, shall receive in cash the fair market value of such fractional share as measured by the REMEC Common Price. The 1,000 shares of common stock of RAC outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of any party, be converted at the Effective Time into 1,000 shares of Magnum Common.

     2.4 Rights After the Effective Time. As soon as practicable after the Effective Time, each holder of record of a certificate or certificates which, prior to the Effective Time, represented outstanding shares of Magnum Common shall be entitled, upon surrender of such certificate or certificates to REMEC (or in the case of certificates that have been lost, stolen or destroyed, lost certificate affidavits therefor and indemnification in connection therewith) or to an exchange agent designated by REMEC, in form suitable for transfer, to receive a certificate or certificates representing the number of whole shares of REMEC Common to which such shareholder is entitled under this Article 2 together with cash in lieu of any fractional share of REMEC Common in an amount calculated in accordance with Section 2.3.

     2.5 Dissenting Shares. Holders of Dissenting Shares shall have those rights, but only those rights, of holders of "dissenting shares" under Sections 1300 et seq. of the Corporations Code. Magnum shall give REMEC prompt notice of any demand, purported demand or other communication received by Magnum with respect to any Dissenting Shares or shares claimed to be Dissenting Shares, and REMEC shall have the right to participate in all negotiations and proceedings with respect to such shares. Magnum agrees that, without the prior written consent of REMEC, which shall not be unreasonably withheld, it shall not voluntarily make any payment with respect to, or settle or offer to settle, any demand or purported demand respecting such shares.

     2.6 Adjustments. Appropriate adjustments shall be made in this Agreement, the Agreement of Merger and the number and type of securities into which shares of Magnum Common shall be converted in connection with the Merger and which shall be issued upon exercise of Magnum Options to be assumed by REMEC, in order to reflect any recapitalization, reclassification, split-up, merger, consolidation, exchange, stock dividend, stock split or similar event made, declared or effected with respect to REMEC Common between the date of this Agreement and the date such shares are issued.

     2.7 Assumption of Magnum Options. At the Effective Time, REMEC shall assume each Magnum Option then outstanding (provided that such options cover no more than 147,000 shares of Magnum Common) upon the terms and conditions contained or referred to in this Section 2.7. Without limiting the foregoing, the assumption of a Magnum Option by REMEC shall not terminate any right of first refusal or other restriction on transferability set forth in a Magnum Option. After such assumption, REMEC shall issue, upon any partial or total exercise of any Magnum Option, in lieu of shares of Magnum Common, the number of shares of REMEC Common to which the holder of the Magnum Option would have been entitled at the Effective Time had the holder exercised the Magnum Option to such extent immediately prior to the Effective Time. The price per share of REMEC Common to be paid upon the exercise of each Magnum Option assumed by REMEC shall be adjusted so that the exercising option holder shall pay the same amount for exercising a given portion of the Magnum Option assumed by REMEC that would have been paid had that same portion of the Magnum Option been exercised before the Effective Time. Only whole shares of REMEC Common shall be issued upon exercise of a Magnum Option. A Magnum Option shall not be exercisable for a fractional share unless it is exercised to the full extent of shares then subject to it, in which case, in lieu of receiving any fractional share of REMEC Common, the holder of the option shall receive in cash the fair market value (determined under Section 407 of the Corporations Code) of the fractional share. Employment by REMEC or any subsidiary of REMEC shall be deemed the equivalent of employment by Magnum for purposes of exercising or terminating Magnum Options assumed by REMEC. The assumption by REMEC of Magnum Options shall not give the holders of such options any additional benefits which they did not have immediately prior to the Effective Time. Nothing contained in this Section 2.7 shall require REMEC to offer or sell shares of REMEC Common upon the exercise of Magnum Options assumed by REMEC if, in the reasonable judgment of REMEC or its counsel, such offer or sale might not be in accordance with applicable federal or state securities laws. REMEC shall register, under the 1933 Act, the shares of REMEC Common to be issued upon exercise of Magnum Options assumed by REMEC on Form S-8 no later than 90 days after the Effective Time.

                                   ARTICLE 3

                    REPRESENTATIONS AND WARRANTIES OF MAGNUM

     Each Section of Representations and Warranties below is modified to the extent that the Disclosure Letter contains an item referencing that Section number. For purposes of this Article 3, the inclusion of a description of an item on the Disclosure Letter with one Section reference will be deemed to be inclusion on the Disclosure Letter for another Section reference where such disclosure would be appropriate.

     Magnum represents and warrants to REMEC as follows:

     3.1 Authorization. The execution, delivery and performance of this Agreement by Magnum have been duly authorized by all necessary actions of the Board of Directors of Magnum. Subject to obtaining approval of the shareholders of Magnum, this Agreement has been duly executed and delivered by Magnum, constitutes the valid and binding obligation of Magnum and is enforceable against Magnum in accordance with its terms (subject, as to the enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting creditors' rights, and, with respect to the remedy of specific performance, equitable doctrines applicable thereto).

     3.2 Organization. Magnum is a corporation duly incorporated, validly existing and in good standing under the laws of California, and has full power and authority to own or lease its properties and to carry on its business as it is now being conducted. Magnum is qualified to conduct business as a foreign corporation in the jurisdictions indicated on Schedule 3.2 to the Disclosure Letter. Schedule 3.2 to the Disclosure Letter lists all states in which Magnum owns or leases property or has resident employees. Magnum has not received any written claim or written notice, whether formal or otherwise, from any jurisdiction to the effect that it is or was required to qualify to conduct business, or that a jurisdiction in which it is authorized to conduct business may withdraw such authorization. No action has been taken by the Board of Directors or any holder of capital stock of Magnum to amend further such documents, and no such action will be taken before the Closing. Magnum has no Subsidiaries.

     3.3 Capitalization of Magnum. The authorized capital stock of Magnum consists of: 100,000,000 shares of Magnum Common, of which 20,083,329 shares are issued and outstanding on the date of this Agreement (excluding 50,000 shares claimed to be issued and outstanding by a shareholder of Magnum), all of which outstanding shares are validly issued, fully paid and nonassessable, and all of which have been issued in compliance with applicable federal and state securities laws, and all of which are registered in the stock records of Magnum in the names and amounts shown on Schedule 3.3.to the Disclosure Letter.
Schedule 3.3 to the Disclosure Letter also contains addresses of such shareholders as shown in the stock records of Magnum. At the date of this Agreement there are outstanding options to purchase 147,000 shares of Magnum Common. Schedule 3.3 to the Disclosure Letter also sets forth an accurate and complete list, as of the date of this Agreement, of (i) all outstanding options to purchase Magnum Common, including the names of option holders, number of shares of Magnum Common covered by each option and the exercise price, exercise rate and vesting and expiration dates thereof, and (ii) all outstanding loans by Magnum to officers, directors, shareholders or employees, including the names of such persons, their positions with Magnum, the unpaid balance, repayment terms and interest rate. Except as set forth on Schedule 3.3 to the Disclosure Letter, there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of Magnum Common or rights to obtain any of the foregoing.

     3.4 Investments in Others. Except as shown on Schedule 3.4 to the Disclosure Letter, Magnum does not have any investment in or advance or loan to or guarantee of, or any commitment to make any investment in, advance or loan to or guarantee of, any person.

     3.5 Compliance with Law and Other Instruments.  Except as set forth on
Schedule 3.5 to the Disclosure Letter, Magnum holds all material licenses, permits and authorizations necessary for the lawful conduct of its business as now being conducted pursuant to all applicable statutes, laws, ordinances, rules and regulations of all governmental bodies, agencies and other authorities having jurisdiction over it or any part of its respective operations, and to the knowledge of Magnum there are no violations or claimed violations by Magnum of any such license, permit or authorization or any such statute, law, ordinance, rule or regulation other than any such violation that would not have a material adverse effect on the financial condition or results of operations of Magnum. Except as shown on Schedule 3.5 to the Disclosure Letter, neither the execution and delivery of this Agreement by Magnum nor the performance by Magnum of any of its obligations under this Agreement, will violate any provision of any material United States federal, state or local statute, law, ordinance, rule or regulation or any decree or order of any governmental body thereof or will conflict with, result in the breach of any of the material terms or conditions of, constitute a default under, permit any party to accelerate any right under or terminate, constitute a waiver of any material right under, require consent of any party under, or result in the creation of any lien, charge or encumbrance upon any of the properties, assets or capital stock of Magnum pursuant to any charter document of Magnum or any material agreement, indenture, mortgage, lease, franchise, license, permit, authorization or other similar instrument of any kind to which Magnum is a party or by which Magnum or any of its properties or assets is bound. At the Closing Date Magnum will have obtained all consents, approvals, waivers, orders and authorizations from, and made all registrations, qualifications, designations, declarations and filings with, any federal, state, local or foreign governmental authority, relating to Magnum or any of Magnum's shareholders, required in connection with this Agreement or the consummation of the transactions contemplated by this Agreement other than those consents, approvals, waivers, orders or authorizations so described on Schedule 3.5 to the Disclosure Letter.

     3.6 Financial Statements. Except as shown on Schedule 3.6 to the Disclosure Letter, each of the Audited Financials and the 1996 Financials: (i) have been prepared in accordance with the books and records of Magnum; (ii) fairly present the financial position results of operations, owners equity and cash flow of Magnum as of the dates and for the periods indicated therein; and
(iii) have been prepared in accordance with GAAP consistently applied.

     3.7 Absence of Undisclosed Liabilities. Except as shown on Schedule 3.7 of the Disclosure Letter and except for obligations incurred in the ordinary course of business which are not material or are not required under GAAP to be reflected on a balance sheet or set forth in the notes thereto, (i) Magnum does not have any indebtedness or any other liability (absolute, contingent, asserted, unasserted, known or unknown) which is not reflected on or provided for in full on the 1996 Balance Sheet, and (ii) as of the date of the Pre-closing Balance Sheet, Magnum will not have any liability (absolute, contingent, asserted, unasserted, known or unknown) which will not be reflected on or provided for in full on the Pre-closing Balance Sheet.

     3.8 Tax Returns and Payments. Except as shown on Schedule 3.8 of the Disclosure Letter, all tax returns, reports and forms required to be filed by, or with respect to any activities or income of, Magnum have been or will be timely filed, all such returns are true and correct in all material respects, and all taxes, fees, penalties, interest and other governmental charges of any nature whatsoever which were shown to be due or claimed to be due on such returns, reports and forms or which otherwise may be owed have been paid or adequate provision for the payment thereof has been made. Schedule 3.8 includes a complete and correct list of all such returns, reports and forms filed in connection with any year or portion thereof which ended on or after December 31, 1991. Except as shown on Schedule 3.8 to the Disclosure Letter, Magnum has no knowledge of any assessment of deficiency or additional tax or other governmental charge respecting Magnum or its business or affairs, or any knowledge of any completed, pending or threatened tax audit or investigation respecting Magnum or its business or affairs by any taxing or other governmental authority, and no waivers of statutes of limitations have been requested with respect to Magnum or any of its corporate Affiliates. The amounts provided for taxes on the 1996 Balance Sheet are sufficient and the amounts to be provided for taxes on the Pre-closing Balance Sheet will be sufficient for the payment of all accrued and unpaid U.S. federal, state, or local taxes, interest, penalties, assessments and deficiencies for all periods prior to the dates of such balance sheets.

     3.9 Absence of Certain Changes and Events. Except as shown on Schedule 3.9, between March 31, 1996 and the date of this Agreement, there has not been, and prior to the Closing there will not be:

          (i) any transaction entered into by Magnum other than in the ordinary course of business or as contemplated by this Agreement or any loss or damage to any of the manufacturing facilities of Magnum due to fire or other casualty, whether or not insured, amounting to more than $100,000 in aggregate replacement value; any event that materially and adversely affects the ability of Magnum to operate its business as a whole in a manner consistent with the way in which such business has been conducted prior to March 31, 1996 or any change in the financial position, assets, liabilities, results of operations or business of Magnum other than changes in the ordinary course of business which in the aggregate have not been materially adverse;

          (ii) any declaration, payment or setting aside of any dividend or other distribution to or for the holder of any capital stock of Magnum; or

          (iii) any lawsuit, proceeding or governmental investigation which is likely to have a material adverse effect on the business of Magnum.

          (iv) any event or condition of any character which has or is likely to have a material adverse effect on the financial position, assets, liabilities, results of operations or business of Magnum;

          (v) any increase or decrease in the rates of compensation payable or to become payable by Magnum to any director, officer, employee, agent or consultant, or any bonus, percentage compensation, service award or other benefit, granted, made or accrued to or to the credit of any such person, or any welfare, pension, retirement or similar payment or arrangement made or agreed to by Magnum other than salary adjustments for non-officer employees in accordance with past practice;

          (vi) any modification or rescission of, or waiver by Magnum of rights under, any existing contract having or likely to have a material adverse effect on its business;

          (viii) any discharge or satisfaction by Magnum of any lien or encumbrance, or any payment of any obligation or liability (absolute or contingent) other than current liabilities shown on the 1996 Balance Sheet and current liabilities incurred since the date of the 1996 Balance Sheet in the ordinary course of business; or

          (ix) any mortgage, pledge, imposition of any security interest, claim, encumbrance or other restriction on any of the assets, tangible or intangible, of Magnum.

     3.10 Accounts Receivable. The accounts receivable reflected on the 1996 Balance Sheet are, and on the Pre-closing Balance Sheet will be, based on Magnum's reasonable judgment and its normal credit review procedures, business practices and GAAP, collectible in accordance with their terms in an amount not less than their aggregate book value. "Aggregate book value," for this purpose, shall mean the recorded amounts of such accounts receivable less any recorded allowance for doubtful accounts, trade allowances and return allowances, all as established in accordance with GAAP consistently applied.

     3.11 Inventories. The inventories reflected on the 1996 Balance Sheet are, and inventories to be reflected on the Pre-closing Balance Sheet will be, valued in accordance with GAAP consistently applied and as described in clause (i) of
Section 3.6 of this Agreement.

     3.12 Interests in Real Property. Schedule 3.12 to the Disclosure Letter comprises a complete and correct list and brief description of all real property leased by Magnum. Magnum owns no real property. To the knowledge of Magnum, all real property leases to which Magnum is a party are valid and enforceable (subject, as to the enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting creditors' rights, and, with respect to the remedy of specific performance, equitable doctrines applicable thereto) and no party thereto is in default of any material provision thereof. Except as shown on
Schedule 3.12 to the Disclosure Letter, (i) all improvements and fixtures on real properties leased by Magnum conform, to Magnum's knowledge, to all material applicable health, fire, safety, environmental, zoning and building laws and ordinances; and (ii) all materials, buildings, structures and fixtures used by Magnum in the conduct of its business are in good operating condition and repair, ordinary wear and tear excepted, and are sufficient for the type and magnitude of their respective operations.

     3.13 Personal Property. Except as shown on Schedule 3.13 to the Disclosure Letter, Magnum has good and marketable title, free and clear of all title defects, security interests, pledges, options, claims, liens, encumbrances and restrictions of any nature whatsoever (except for such non-monetary imperfections of title and encumbrances, if any, as do not materially detract from the value of or materially interfere with the present use of such property) to (or, in the case of leased properties and assets, valid leasehold interests in) all inventory and receivables and to any item of machinery, equipment, or tangible or intangible personal property reflected on the 1996 Balance Sheet or used in the business by Magnum (regardless of whether reflected on the 1996 Balance Sheet). Except as shown on Schedule 3.13 to the Disclosure Letter, all the machinery, equipment and other tangible personal property listed in such
Schedule is in good operating condition and repair, normal wear and tear excepted, and is sufficient for the type and magnitude of their operations as currently conducted. At the Closing Date, Magnum will possess all of the personal property wherever located used to conduct its business as conducted prior to the Closing.

     3.14 Directors and Officers. Schedule 3.14 to the Disclosure Letter comprises a complete and correct list of all present officers and directors of Magnum.

     3.15 Certain Transactions. Except as shown on Schedule 3.15 to the Disclosure Letter, no Affiliate is presently a party to any agreement or arrangement with Magnum: (i) providing for the furnishing of raw materials, products or services to or by, or (ii) providing for the sale or rental of real or personal property to or from, any such entity.

     3.16 Patents, Trademarks, Etc. Schedule 3.16 to the Disclosure Letter contains a complete and correct list of all patents, patent applications, trademarks, trademark applications, trade names, service marks, service names, licenses and any other intellectual property rights, and rights in any thereof, relating to or used in the business or operations of the business of Magnum, all of which are owned, licensed or possessed by Magnum, as the case may be, without, except as disclosed in Schedule 3.16 to the Disclosure Letter, any notice to Magnum of any infringement on the rights of others. Magnum owns or is licensed or otherwise possesses all patents, patent applications, trademarks, trademark applications, trade names, service marks, service names, licenses, trade secrets and any other intellectual property rights, and rights in any thereof, which are used in or will be necessary for the conduct of its business in the manner conducted immediately prior to the Closing. Except as disclosed on
Schedule 3.16 to the Disclosure Letter, to Magnum's knowledge, Magnum has not infringed and is not infringing upon any patent or other intellectual property rights of others.

     3.17 Litigation and Other Proceedings. Except as shown on Schedule 3.17 to the Disclosure Letter, neither Magnum nor any of its officers or directors in such capacity is a party to any pending or, to the best knowledge of Magnum, threatened action, suit, claim, proceeding or investigation in the United States (including the Defense Contract Audit Agency, the Inspector General or the General Accounting Office) or elsewhere, and Magnum is not subject to any order, writ, judgment, decree or injunction which materially adversely affects or might so affect the business or assets of Magnum or which prevents or might prevent completion of the Merger. Schedule 3.17 to the Disclosure Letter contains a complete list of all claims brought against Magnum since December 31, 1993, together with a brief statement of the nature and amount of the claim, the court and jurisdiction in which the claim was brought, the resolution (if resolved), and the availability of insurance to cover the claim.

     3.18 Contracts. Schedule 3.18 to the Disclosure Letter describes all currently effective contracts to which Magnum is a party or by which Magnum or any of its respective properties or assets are bound which (i) involve the payment by Magnum of more than $25,000 over the remaining term of the contract;
(ii) are financing documents, loan agreements or promissory notes; (iii) are otherwise material to the business of

Magnum and are not for the purchase or sale of goods or services in the ordinary course of business; or (iv) are distributorship or other agreements relating to the marketing of products. Except as set forth in Schedule 3.18 to the Disclosure Letter, Magnum, and to the knowledge of Magnum, all of the other parties to such agreements, are in compliance with all material provisions of all such agreements and to the knowledge of Magnum no fact exists which is, or with the passage of time could become, a material default under any of them.

     3.19 Insurance and Banking Facilities. Schedule 3.19 to the Disclosure Letter comprises a complete and correct list of (i) all contracts of insurance and indemnity of or relating to Magnum (except insurance related to employee benefits) in force at the date of this Agreement (including name of insurer or indemnitor, agent, annual charge, coverage and expiration date); (ii) the names and locations of all banks in which Magnum has accounts; and (iii) the names of all persons authorized to draw on such accounts. All premiums and other payments due with respect to all contracts of insurance or indemnity in force at the date hereof have been or will be paid.

     3.20 Personnel. Schedule 3.20 to the Disclosure Letter comprises a complete and correct list of (i) all employment contracts, collective bargaining agreements, and all compensation plans, agreements, programs, practices, commitments or other arrangements of any type, including bonus, profit sharing, incentive compensation, pension and retirement agreements respecting or affecting any employees of Magnum; and (ii) all insurance, health, medical, hospitalization, dependent care, severance, fringe or other employee benefit plans, agreements, programs, practices, commitments or other arrangements of any type in effect for employees of Magnum; provided, however, that clauses (i) and
(ii) hereof shall be deemed inapplicable to any employee benefit plan which is required to be listed in Schedule 3.25. Schedule 3.20 to the Disclosure Letter includes a list of all employees of Magnum and their compensation levels sorted by exempt and non-exempt status. Magnum has been and is in compliance with the terms of, and any material laws or regulations applicable to, all such plans, agreements, practices, commitments or programs.

     3.21 Powers of Attorney and Suretyships. Except as shown on Schedule 3.21 to the Disclosure Letter, Magnum does not have any power of attorney outstanding (other than a power of attorney issued in the ordinary course of business with respect to tax matters or to customs agents and customs brokers), and, except for obligations as an endorser of negotiable instruments incurred in the ordinary course of business, Magnum does not have any obligations or liabilities (absolute or contingent) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise respecting the obligation of any other person.

     3.22 Minutes and Stock Records. Magnum has caused REMEC and RAC to be given access to complete and correct copies of the minute books and stock records of Magnum. Such items contain a complete and correct record of all proceedings and actions taken at all meetings of, and all actions taken by written consent by, the holders of capital stock of Magnum and its Board of Directors and any committees thereof, and all original issuances and subsequent transfers and repurchases of its capital stock.

     3.23 Governmental Consents. Schedule 3.23 to the Disclosure Letter comprises a complete and correct list of all consents, approvals, orders and authorizations from, and all registrations, qualifications, designations, declarations and rulings with, any United States federal, state or local governmental authority, required by or with respect to Magnum in connection with the consummation of the transactions contemplated by this Agreement or, to the extent not listed in Schedule 3.5 to the Disclosure Letter, necessary to enable Magnum to conduct its business as it was conducted immediately before the Closing.

     3.24 Product Warranties. Attached to Schedule 3.24 to the Disclosure Letter are copies of the standard forms of agreements containing warranties or guarantees relating to the catalog products of Magnum. While specific agreements may vary these terms, no agreement to which Magnum is a party provides any warranty for a period longer than three years from the date of the agreement.

     3.25 Compliance with ERISA.

     Schedule 3.25 to the Disclosure Letter comprises a complete and correct list of all "employee pension benefit plans" and all "employee welfare benefit plans" (within the meaning of ERISA) ("Plans") of Magnum or in which any of its employees participate. Except as indicated on Schedule 3.25 to the Disclosure

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

Letter, each such Plan intended to qualify under Section 401(a) or Section 501(c)(9) of the Code has received a favorable determination letter as to its qualification and has been administered in compliance with ERISA and the Code and to the knowledge of Magnum no fact or circumstance exists which would preclude continuing, good faith reliance on such determination letter or would adversely affect the qualified status of any such Plan. To the knowledge of Magnum, no fact or circumstance exists, including, without limitation, any "reportable event" (within the meaning of ERISA), in connection with any such Plan which might constitute grounds for termination of such Plan by the Pension Benefit Guaranty Corporation (the "PBGC") or of the appointment by a court of a trustee to administer such Plan. Magnum has not incurred any liability to the PBGC (other than for payment of premiums which have been timely paid), and Magnum has complied in full with the minimum funding requirements and in all material respects with the reporting, disclosure and fiduciary requirements of ERISA and the Code.

     3.26 Labor Matters. Except to the extent set forth in Schedule 3.26 to the Disclosure Letter: (i) Magnum is and has been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination, occupational safety and health, and unfair labor practices; (ii) there is no unfair labor practice complaint against Magnum pending or, to the knowledge of Magnum, threatened before the National Labor Relations Board, Office of Federal Contract Compliance Programs, or any comparable state, local or foreign agency; (iii) there is no labor strike, dispute, slowdown or stoppage actually pending, or, to the knowledge of Magnum, threatened against or directly affecting Magnum; (iv) no grievance or arbitration proceeding is pending and, to the knowledge of Magnum, no claims therefor exist; (v) no agreement which is binding on Magnum restricts Magnum from relocating or closing any of its operations; (vi) Magnum has not experienced any material work stoppage in the last 18 months; (vii) Magnum is not delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them or amounts required to be reimbursed to such employees; or (viii) to the knowledge of Magnum, upon termination of the employment of any of the employees of Magnum before or after the Closing Date, neither Magnum nor REMEC will be liable to such employee for severance pay. Magnum is not a party to or bound by any collective bargaining agreements.

     3.27 Hazardous Materials. Except as set forth in Schedule 3.27 to the Disclosure Letter:

          (i) Magnum has not caused, and is not causing or threatening to cause, any disposals or releases of any Hazardous Material on or under any properties which it (A) leases, occupies or operates or (B) previously owned, leased, occupied or operated and to the knowledge of Magnum no such disposals or releases occurred prior to Magnum having taken title to, or possession or operation of, any of such properties; and no such disposals or releases are migrating or have migrated off of such properties in subsurface soils, groundwater or surface waters;

          (ii) Magnum has neither (A) arranged for the disposal or treatment of Hazardous Material at any facility owned or operated by another person, or
     (B) accepted any Hazardous Material for transport to disposal or treatment facilities or other sites selected by Magnum from which facilities or sites there has been a release or there is a release or threatened release of a Hazardous Material; any facility identified in Schedule 3.27 under (A) above was duly licensed in accordance with law and has not been listed in connection with the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) by the United States Environmental Protection Agency's Comprehensive Environmental Response, Compensation, and Liability Information System (CERCLIS) or National Priorities List (NPL) or any equivalent or like listing of sites under state or local law (whether for potential releases of substances listed in CERCLA or other substances).

          (iii) Magnum has no actual knowledge of, or any reason to believe or suspect that, any release or threatened release of any Hazardous Material originating from a property other than those leased or operated by Magnum has come to be (or may come to be) located on or under properties leased, occupied or operated by Magnum;

          (iv) Magnum has never installed, used, buried or removed any surface impoundment or underground tank or vessel on properties owned, leased, occupied or operated by Magnum;

          (v) Magnum is and has been in compliance in all material respects for the last three years with all federal, state, local or foreign laws, ordinances, regulations, permits, approvals and authorizations relating to air, water, industrial hygiene and worker health and safety, anti-pollution, hazardous or toxic wastes, materials or substances, pollutants or contaminants, and no condition exists on any of the real property owned by or used in the business of Magnum that would constitute a violation of any such law or that constitutes or threatens to constitute a public or private nuisance; and

          (vi) There has been no litigation, administrative proceedings or investigations or any other actions, claims, demands notices of potential responsibility or requests for information brought or, to the knowledge of Magnum, threatened against Magnum or any settlement reached with any person or persons alleging the presence, disposal, release or threatened release of any Hazardous Material on, from or under any of such properties or as otherwise relating to potential environmental liabilities.

     3.28 Backlog. Schedule 3.28 to the Disclosure Letter contains a list of all orders outstanding as of May 13, 1996 identifying for each such order the customer, product, price and expected delivery dates.

     3.29 Brokers and Finders. Except as disclosed on Schedule 3.29 to the Disclosure Letter, Magnum has not retained any broker or finder in connection with the transactions contemplated by this Agreement.

     3.30 Accuracy of Documents and Information. Neither the representations or warranties made by Magnum in this Agreement, nor those contained in any document, written information, financial statement, other statement, certificate, schedule or exhibit furnished or to be furnished (or caused to be furnished) by Magnum to REMEC pursuant to this Agreement, taken together as a whole contain or will contain any untrue statement of a material fact, or omit or will omit a material fact necessary to make the statements or facts contained herein or therein, in light of the circumstances under which they were made, not misleading.

     3.31 Collapsible Corporation; Parachute Payments. No election has been made to treat Magnum as a "consenting corporation" under Section 341(f) of the Code, and Magnum is not a party to any written or oral, formal or informal, agreement or contract with a "disqualified individual" (as defined in Section 280G(c) of the Code) which could result in a disallowance of the deduction for any "excess parachute payment" (as defined in Section 280G(b)(1) of the Code) under Section 280G of the Code.

     3.32 Information Supplied by Magnum. Information supplied to REMEC in connection with the Registration Statement and for use by Magnum in soliciting approval of the Merger and this Agreement from Magnum's shareholders (i) shall comply as to form in all material respects with the provisions of the 1933 Act and (ii) shall not contain any untrue statements of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made not misleading.

     3.33. Credit Cards. Schedule 3.33 to the Disclosure Letter comprises a complete and correct list of all credit cards issued or caused to be issued by Magnum to any person, firm or entity or under which Magnum is or may be liable for charges or payments.

     3.34 Representations Relating to Tax-Free Reorganization.

     (i) As of the Effective Time, Magnum will hold at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by it immediately prior to the Effective Time, for the purpose of determining the percentage of Magnum's net and gross assets held immediately prior to the Effective Time, the following assets will be treated as property held by Magnum immediately prior to the Effective Time: (a) assets used by Magnum to pay shareholders perfecting dissenters' rights or other expenses or liabilities incurred in connection with the Merger and (b) assets used to make distributions, redemptions or other payments in respect of Magnum Common (except for regular, normal distributions) or in respect of rights to acquire Magnum Common (including payments treated as such for tax purposes) that are made in contemplation of the Merger or that are related thereto;

     (ii) Other than in the ordinary course of business or pursuant to its obligations under the Agreement, Magnum has not disposed of any of its assets (including any distribution of assets with respect to, or in redemption of, stock) since February 1, 1996;

     (iii) In the Merger, shares of Magnum Common representing "Control" of Magnum will be exchanged solely for shares of voting stock of REMEC. For purposes of this paragraph, shares of Magnum Common exchanged in the Merger for cash and other property (including, without limitation, cash paid to shareholders of Magnum perfecting dissenters' rights or in lieu of fractional shares of REMEC Common) will be treated as shares of Magnum Common outstanding on the date of the Merger but not exchanged for shares of REMEC Common. As used in this Subsection, "Control" shall consist of direct ownership of shares of stock possessing at least 80% of the total combined voting power of shares of all classes of stock entitled to vote and at least 80% of the total number of shares of all other classes of stock of the corporation. For purposes of determining Control, a person shall not be considered to own shares of voting stock if rights to vote such shares (or to restrict or otherwise control the voting of such shares) are held by a third party (including a voting trust) other than an agent of such person;

     (iv) Magnum has no outstanding warrants, options, convertible securities or any other type of right to acquire Magnum Common (or any other equity interest in Magnum) or to vote (or restrict or otherwise control the vote of) shares of Magnum Common which, if exercised, would affect REMEC's acquisition and retention of Control of Magnum;

     (v) The payment of cash in lieu of fractional shares of REMEC Common is solely for the purpose of avoiding the expense and inconvenience to REMEC of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the Merger to Magnum shareholders in lieu of fractional shares of REMEC Common will not exceed one percent of the total consideration that will be issued in the Merger to Magnum Shareholders in exchange for their Magnum Common;

     (vi) Magnum has no plan or intention to issue additional shares of stock after the Merger, or take any other action, that would result in REMEC losing Control of Magnum;

     (vii) Magnum has no plan or intention to sell or otherwise dispose of any of its assets or of any of the assets acquired from RAC in the Merger except for dispositions made in the ordinary course of business or payment of expenses, including payments to shareholders of Magnum perfecting dissenters' rights, incurred by Magnum pursuant to the Merger and except for transfers of stock of Magnum to a corporation controlled by REMEC or of assets of Magnum or RAC to a corporation controlled by Magnum.

     (viii) The fair market value of Magnum's assets will, at the Effective Time, exceed the aggregate liabilities of Magnum plus the amount of liabilities, if any, to which such assets are subject;

     (ix) The fair market value of the shares of REMEC Common received by each shareholder of Magnum will be approximately equal to the fair market value of the shares of Magnum Common surrendered in exchange therefor and the aggregate consideration received by Magnum Shareholders in exchange for their shares of Magnum Common will be approximately equal to the fair market value of all of the outstanding shares of Magnum Common immediately prior to the Effective Time;

     (x) Magnum is not an "investment company" within the meaning of Sections 368(a)(2)(F)(iii) and (iv) of the Code;

     (xi) Magnum is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code;

     (xii) There is no plan or intention ("Plan") on the part of the shareholders of Magnum who own one percent or more of Magnum Common and, after due inquiry with its officers and directors, Magnum has no knowledge of, and believes that there does not exist, any Plan on the part of the remaining shareholders of Magnum to engage in a sale, exchange, transfer, distribution (including, without limitation, a distribution by a partnership to its partners or by a corporation to its shareholders), pledge, disposition or any other transaction which results in a reduction in the risk of ownership or a direct or indirect disposition (a "Sale") of shares of

REMEC Common received in the Merger that would reduce ownership by Magnum Shareholders of REMEC Common to a number of shares having a value as of the Effective Time of less than 50% of the aggregate fair market value, immediately prior to the Merger, of all outstanding shares of Magnum Common. For purposes of this paragraph, shares of Magnum Common (a) with respect to which a shareholder of Magnum receives consideration in the Merger other than shares of REMEC Common (including, without limitation, cash received pursuant to the exercise of dissenters' rights or in lieu of fractional shares of REMEC Common) and/or (b) with respect to which a Sale occurs prior to and in contemplation of the Merger, shall be considered outstanding shares of Magnum Common exchanged for shares of REMEC Common in the Merger and then disposed of pursuant to a Plan;

     (xiii) There is no intercorporate indebtedness existing between REMEC and Magnum or between RAC and Magnum that was issued, acquired or will be settled at a discount as a result of the Merger;

     (xiv) No compensation received by any shareholder-employees of Magnum will be separate consideration for, or allocable to, any of their shares of Magnum Common; none of the shares of REMEC Common received by any shareholder-employees of Magnum will be separate consideration for, or allocable to, any employment agreement or any covenants not to compete; and the compensation paid to any shareholder-employees of Magnum will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services;

     (xv) To the best knowledge of Magnum, during the past five years, none of the outstanding shares of capital stock of Magnum, including the right to acquire or vote any such shares, have directly or indirectly been owned by REMEC.

                                   ARTICLE 4

                    REPRESENTATIONS AND WARRANTIES OF REMEC

     REMEC represents and warrants to Magnum as follows:

     4.1 Organization. Each of REMEC and RAC is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has full corporate power and authority to carry on its business as it is now being conducted and to enter in this Agreement and to perform its obligations under this Agreement. REMEC is qualified to conduct business as a foreign corporation in the jurisdictions indicated on Schedule 4.1 to the Disclosure Letter. Schedule 4.1 to the Disclosure Letter lists all states in which REMEC owns or leases property or has resident employees. REMEC has not received any written claim or written notice, whether formal or otherwise, from any jurisdiction to the effect that it is or was required to qualify to conduct business, or that a jurisdiction in which it is authorized to conduct business may withdraw such authorization. REMEC has caused to be delivered to Magnum complete and correct copies of the Articles of Incorporation and Bylaws of REMEC, as in effect on the date of this Agreement. No action has been taken by the Board of Directors or any holder of capital stock of Magnum to amend further such documents, and no such action will be taken before the Closing.

     4.2 Capitalization of REMEC. The authorized capital stock of REMEC consists of 40,000,000 shares of REMEC Common. At April 30, 1996, there were issued and outstanding 7,762,162 shares of REMEC Common and options to purchase 212,750 shares of REMEC Common. At the Effective Time, the shares of REMEC Common to be issued in the Merger in accordance with this Agreement and the Agreement of Merger, shall be validly issued, fully paid and non-assessable.

     4.3 Compliance with Law and Other Instruments.  Except as set forth on
Schedule 4.3 to the Disclosure Letter, REMEC holds all material licenses, permits and authorizations necessary for the lawful conduct of its business as now being conducted pursuant to all applicable statutes, laws, ordinances, rules and regulations of all governmental bodies, agencies and other authorities having jurisdiction over it or any part of its respective operations, and to the knowledge of REMEC there are no violations or claimed violations by REMEC of any such license, permit or authorization or any such statute, law, ordinance, rule or regulation other than any such violation that would not have a material adverse effect on the financial results of operations of REMEC.

Except as shown on Schedule 4.3 to the Disclosure Letter, neither the execution and delivery of this Agreement by REMEC nor the performance by REMEC of any of its obligations under this Agreement, will violate any provision of any material United States federal, state or local statute, law, ordinance, rule or regulation or any decree or order of any governmental body thereof or will conflict with, result in the breach of any of the material terms or conditions of, constitute a default under, permit any party to accelerate any right under or terminate, constitute a waiver of any material right under, require consent of any party under, or result in the creation of any lien, charge or encumbrance upon any of the properties, assets or capital stock of REMEC pursuant to, any charter document of REMEC or any material agreement, indenture, mortgage, lease, franchise, license, permit, authorization or other similar instrument of any kind to which REMEC is a party or by which REMEC or any of its properties or assets is bound. At the Closing Date REMEC will have obtained all consents, approvals, waivers, orders and authorizations from, and made all registrations, qualifications, designations, declarations and filings with, any federal, state, local or foreign governmental authority, relating to REMEC or any of REMEC's shareholders, required in connection with this Agreement or the consummation of the transactions contemplated by this Agreement other than those consents, approvals, waivers, orders or authorizations so described on Schedule 4.3 to the Disclosure Letter.

     4.4 Authority Relating to this Agreement. The execution, delivery and performance of this Agreement by REMEC and RAC have been duly authorized by all necessary action of the Board of Directors of REMEC and RAC, and by REMEC in its capacity as the sole shareholder of RAC. REMEC and RAC have duly and validly executed and delivered this Agreement, and this Agreement constitutes a valid, binding and enforceable obligation of REMEC and RAC in accordance with its terms. No approval of the shareholders of REMEC is needed in order to consummate the transactions authorized by this Agreement.

     4.5 Litigation. REMEC and RAC are not in violation of any law, regulation or order of any court, federal, state, municipal or governmental department, commission, board, bureau, agency or instrumentality which violation would have a material adverse effect on REMEC's consolidated financial condition. Except as shown on Schedule 4.5 to the Disclosure Letter, there are no lawsuits, proceedings, claims or governmental investigations pending or to the knowledge of REMEC and RAC threatened against REMEC or RAC or their respective officers, directors, properties, operations or business or with respect to REMEC or RAC; nor is there any reasonable basis known to REMEC or RAC for any such action. There is no action, suit or proceeding by any governmental agency pending or to the knowledge of REMEC threatened which questions the legality or propriety of the Merger.

     4.6 Brokers and Finders. Except as shown on Schedule 4.6 to the Disclosure Letter, REMEC has not retained any broker, finder or investment banker in connection with this Agreement or the transactions contemplated by this Agreement.

     4.7 Financial Statements. The REMEC 1996 Annual Report to Shareholders contains the consolidated balance sheet of REMEC and subsidiaries as of January 31, 1996 and the consolidated statements of earnings, shareholders' equity and cash flows for the two years then ended together with notes to such financial statements and the report of Ernst & Young LLP, certified public accountants. Except as set forth therein, or in the notes thereto, such consolidated balance sheets and consolidated statements of earnings, shareholders' equity and cash flows, including in each case the related notes, referred to in the two preceding sentences (i) are in accordance with the books and records of REMEC and each subsidiary; (ii) fairly present the consolidated financial position of REMEC as of the dates indicated and the consolidated results of operations, shareholders' equity and cash flows for the periods indicated; (iii) have been prepared in accordance with GAAP on a consistent basis and (iv) comply as to form in all material respects with applicable accounting requirements contained in the published rules and regulations of the SEC.

     4.8 Operations Since Balance Sheet Date. Since January 31, 1996 there has been no material adverse change in the assets, liabilities, business or existing contracts or in the condition, financial or otherwise, of REMEC and its subsidiaries taken as a whole and, to the knowledge of REMEC, no fact or condition exists or is contemplated or threatened which might cause such a change in the future except as shown on Schedule 4.8 to the Disclosure Letter.

     4.9 Information. None of the information or documents furnished or to be furnished by REMEC or RAC or any of their authorized representatives to Magnum or any of its representatives or shareholders contains any untrue statement of a material fact or omits any material fact required to be stated to make any of the statements therein not misleading.

     4.10 Current Reports. REMEC has currently filed such reports with the SEC as are described in Rule 144(c)(1) promulgated by the SEC under the 1933 Act. REMEC has filed with the SEC all reports required to be filed by it under
Section 13 of the Securities Exchange Act of 1934 for the preceding 36 months through the date hereof and all such reports are complete and correct in all material respects.

     4.11 Absence of Undisclosed Liabilities. Except as shown on Schedule 4.11 to the Disclosure Letter and except for obligations incurred in the ordinary course of business which are not material or not required under GAAP to be reflected on a balance sheet or set forth in the notes thereto, REMEC and its subsidiaries do not have any indebtedness or any other liability (absolute, contingent, asserted, unasserted, known or unknown) which is not reflected on or provided for in full on the consolidated balance sheet of REMEC and its subsidiaries contained in the REMEC 1996 Annual Report to Shareholders.

     4.12 Information Supplied by REMEC. Information supplied to Magnum in connection with Magnum's solicitation of approval from its shareholders of the Merger and this Agreement and for use by REMEC in connection with the Registration Statement (i) shall comply as to form in all material respects with the provisions of the 1933 Act and (ii) shall not contain any untrue statements of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     4.13 Representations Relating to Tax-Free Reorganization.

     (i) Pursuant to the Merger, RAC will merge with and into Magnum, and Magnum will acquire all of the assets and liabilities of RAC. Specifically, the assets transferred to Magnum pursuant to the Merger will represent at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by RAC immediately prior to the Effective Time. In addition, at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Magnum immediately prior to the Effective Time will continue to be held by Magnum immediately after the Effective Time. For the purpose of determining the percentage of Magnum's and RAC's net and gross assets held by Magnum immediately following the Effective Time, the following assets will be treated as property held by RAC or Magnum, as the case may be, immediately prior but not subsequent to the Effective Time: (a) assets used by Magnum or RAC (other than assets transferred from REMEC to RAC for such purpose) to pay shareholders perfecting dissenters' rights or other expenses or liabilities incurred in connection with the Merger and (b) assets used to make distributions, redemptions or other payments in respect of Magnum Common (except for regular, normal distributions) or in respect of rights to acquire such stock (including payments treated as such for tax purposes) that are made in contemplation of the Merger or that are related thereto;

     (ii) RAC was formed solely for the purpose of consummating the transactions contemplated by the Agreement and at no time will RAC conduct any business activities or other operations, or dispose of any of its assets, other than pursuant to its obligations under the Agreement;

     (iii) No shares of RAC (or, following the Effective Time, Magnum) have been or will be used as consideration or issued to Magnum Shareholders pursuant to the Merger;

     (iv) Prior to and at the Effective Time, REMEC will be in "Control" of RAC. As used in this Subsection, "Control" shall consist of direct ownership of shares of stock possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of all other classes of stock of the corporation. For purposes of determining Control, a person shall not be considered to own shares of voting stock if rights to vote such shares (or to restrict or otherwise control the voting of such shares) are held by a third party (including a voting trust) other than an agent of such person;

     (v) REMEC has no plan or intention to cause Magnum to issue additional shares of stock after the Merger, or take any other action, that would result in REMEC losing Control of Magnum;

     (vi) The payment of cash in lieu of fractional shares of REMEC Common is solely for the purpose of avoiding the expense and inconvenience to REMEC of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the Merger to Magnum Shareholders in lieu of fractional shares of REMEC Common will not exceed one percent of the total consideration that will be issued in the Merger to Magnum Shareholders in exchange for Magnum Common;

     (vii) REMEC has no plan or intention to reacquire any of its stock issued pursuant to the Merger;

     (viii) REMEC has no plan or intention to liquidate Magnum; to merge Magnum with or into another corporation; to sell, distribute or otherwise dispose of the stock of Magnum; or to cause Magnum to sell or otherwise dispose of any of its assets or of any assets acquired from RAC, except for dispositions made in the ordinary course of business or payment of expenses, including payments to shareholders of Magnum perfecting dissenters' rights, incurred by Magnum pursuant to the Merger and except for transfers of stock of Magnum to a corporation controlled by REMEC or of assets of Magnum or RAC to a corporation controlled by Magnum.

     (ix) In the Merger, RAC will have no liabilities assumed by Magnum and will not transfer to Magnum any assets subject to liabilities, except to the extent incurred in connection with the transactions contemplated by the Agreement;

     (x) During the past five years, none of the outstanding shares of capital stock of Magnum, including the right to acquire or vote any such shares, have directly or indirectly been owned by REMEC;

     (xi) Neither REMEC nor RAC is an "investment company" within the meaning of Sections 368(a)(2)(F)(iii) and (iv) of the Code;

     (xii) Neither REMEC nor RAC is under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code;

     (xiii) The liabilities of RAC assumed by Magnum and the liabilities to which the transferred assets of RAC are subject were incurred by RAC in the ordinary course of its business;

     (xiv) The fair market value of the REMEC Common received by each Magnum Shareholder will be approximately equal to the fair market value of the Magnum Common surrendered in exchange therefor, and the aggregate consideration received by the Magnum Shareholders in exchange for their Magnum Common will be approximately equal to the fair market value of all of the outstanding shares of Magnum Common immediately prior to the Effective Time;

     (xv) RAC, REMEC and Magnum will each pay separately its own expenses relating to the Merger;

     (xvi) There is no intercorporate indebtedness existing between REMEC and Magnum or between RAC and Magnum that was issued, acquired or will be settled at a discount as a result of the Merger;

     (xvii) Any amounts paid with respect to Dissenting Shares will be paid by Magnum solely from Magnum's pre-Merger assets and without reimbursement therefor by REMEC or RAC;

     (xviii) Other than as specifically provided in this Agreement, REMEC will not reimburse any shareholder of Magnum for Magnum Common such shareholder may have purchased or for other obligations such shareholder may have incurred.

                                   ARTICLE 5

                 CONDITIONS TO THE OBLIGATIONS OF REMEC AND RAC

     The obligations of REMEC and RAC to consummate the Merger are subject to the fulfillment, at or before the Closing, of each and every one of the following conditions, any one or more of which may be waived by REMEC and RAC.

     5.1 Representations and Warranties True at Closing. The representations and warranties of Magnum contained in this Agreement, as amended by any additional disclosure letters delivered by Magnum and accepted by REMEC pursuant to Section 9.3, shall be deemed to have been made again at and as of the Closing with respect to the state of facts then existing, and shall then be true and correct in all material respects, except that if a representation is already limited to matters characterized as "material", it shall be correct in all respects.

     5.2 Performance of Covenants. All of the covenants required to be performed by Magnum at or before the Closing pursuant to the terms of this Agreement shall have been duly performed.

     5.3 Certificate. REMEC and RAC shall have received a certificate signed by Magnum to the effect that the conditions set forth in Sections 5.1 and 5.2 have been satisfied.

     5.4 Opinion of Counsel. REMEC and RAC shall have received the opinion of Gibson, Dunn & Crutcher, counsel to Magnum, in form and substance satisfactory to REMEC and RAC, dated as of the Closing Date.

     5.5 Resignations of Directors. REMEC shall have received from each director of Magnum, other than Joe Lee, a duly executed resignation of such director effective as of the Effective Time.

     5.6 Material Changes. Between the date of this Agreement and the Closing there shall not have occurred any event or transaction of the nature described in Section 3.9 of this Agreement.

     5.7 Consents. REMEC shall have received, in writing and in form and substance reasonably acceptable to REMEC, all necessary consents, approvals and waivers with respect to the consummation of the transactions contemplated by this Agreement indicated or required to be indicated on Schedules 3.5 and 3.23.

     5.8 Good Standing Certificates. Magnum shall have caused to be furnished to REMEC good standing certificates and tax good standing certificates from the jurisdictions in which Magnum is qualified to conduct business, dated after March 31, 1996.

     5.9 Registration Statement. The Registration Statement shall have been declared effective and no stop order or cease and desist order shall have been issued by the SEC with respect thereto.

     5.10 Shareholder Approval; Potential Dissenting Shares. The Agreement and the Merger shall have been duly approved by the shareholders of Magnum in accordance with all applicable laws, the Articles of Incorporation and By-laws of Magnum and otherwise. The percentage of Magnum Common outstanding as of the record date for the shareholders' meeting relating to shareholder approval of the Merger and this Agreement which shall not have affirmatively voted in favor of the Merger and this Agreement shall not exceed 10%.

     5.11 Pooling Letter from REMEC's Accountants. The Board of Directors of REMEC shall have received an opinion from Ernst & Young LLP, dated as of the Closing in form and substance satisfactory to REMEC, stating that the Merger will be treated as a pooling of interests for financial accounting purposes.

     5.12 Representation Letters. REMEC shall have received a representation letter, in form and substance satisfactory to REMEC, from the Magnum Shareholders identified in Schedule 5.12 for purposes of obtaining pooling of interests accounting treatment.

     5.13 No Action to Prevent Completion. REMEC shall not have determined, in the reasonable exercise of its discretion, that the transactions contemplated by this Agreement have become inadvisable or impractical by reason of the institution or threat of institution, by any federal, state, local or foreign governmental authority or any other person or entity, of litigation or other proceedings with respect to or affecting the transactions contemplated by this Agreement.

     5.14 Private Placement. The Private Placement shall have closed at least 10 days prior to the Effective Time.

     5.15 Cash Balance. The aggregate cash balances in all Magnum bank accounts net of all unpresented checks or other claims on such accounts shall be not less than the proceeds received by Magnum from the Private Placement.

     5.16 Pre-Closing Balance Sheet. There shall have been delivered to REMEC at least one day prior to the Closing Date the Pre-closing Balance Sheet.

     5.17 Adjusted Net Worth. The assets minus liabilities of Magnum at the date of the Pre-Closing Balance Sheet shall be not less than $3,360,000 plus the proceeds received by Magnum from the Private Placement (the "Adjusted Net Worth").

     5.18 Employment Agreements. Joe Lee, Michael D. McDonald and Michael J. Streitmatter shall have entered into employment agreements with REMEC in form reasonably satisfactory to REMEC. Joe Lee's agreement will include non-competition provisions.

     5.19 No Material Adverse Changes. There shall have been no material adverse changes in Magnum's financial condition, business, assets or liabilities (actual or contingent) from the date of this Agreement through the Closing.

                                   ARTICLE 6

                    CONDITIONS TO THE OBLIGATIONS OF MAGNUM

     The obligations of Magnum under this Agreement are subject to the fulfillment, at or before the Closing, of each and every one of the following conditions, any one or more of which may be waived by Magnum.

     6.1 Representations and Warranties True at Closing. The representations and warranties of REMEC and RAC contained in this Agreement, as amended by any additional disclosure letters delivered by REMEC and RAC and accepted by Magnum pursuant to Section 9.3 shall be deemed to have been made again at and as of the Closing with respect to the state of affairs then existing, and shall then be true in all material respects except that if a representation is already limited to matters characterized as "material" it shall be correct in all respects.

     6.2 Performance of Covenants. All of the covenants required to be performed by REMEC and RAC at or before the Closing pursuant to the terms of this Agreement shall have been duly performed.

     6.3 Certificate. At the Closing, Magnum shall have received a certificate signed on behalf of REMEC and RAC to the effect that the conditions set forth in Sections 6.1 and 6.2 have been satisfied.

     6.4 Opinion of Counsel. Magnum shall have received an opinion of Heller, Ehrman, White & McAuliffe, Counsel to REMEC and RAC, in form and substance satisfactory to Magnum, dated as of the Closing Date.

     6.5 Consents. Magnum shall have received all necessary consents, approvals and waivers with respect to the consummation of the transactions contemplated by this Agreement indicated on Schedules 3.5 and 3.23.

     6.6 Good Standing Certificate. REMEC shall have furnished Magnum with a good standing certificate, dated as near to the date of the Closing as practical, from the Secretary of State of California and the California Franchise Tax Board.

     6.7 Registration Statement. The Registration Statement shall have been declared effective and no stop order or cease and desist order shall have been issued by the SEC with respect thereto.

     6.8 Shareholder Approval. This Agreement and the Merger shall have been duly approved by the shareholders of Magnum in accordance with all applicable laws, the Articles of Incorporation and By-laws of Magnum and otherwise.

     6.9 Pooling of Interests. The Board of Directors of REMEC shall have received an opinion from Ernst & Young LLP, dated as of the Closing in form and substance satisfactory to REMEC, stating that the Merger will be treated as a pooling of interests for financial accounting purposes.

     6.10 Tax Opinion. Magnum shall have received an opinion of Gibson, Dunn & Crutcher as to the tax-free nature of the Merger in substantially the form of
Exhibit 6.10 to this Agreement.

     6.11 Private Placement. The Private Placement shall have closed at least 10 days prior to the Effective Time.

     6.12 Employment Agreements. Joe Lee, Michael D. McDonald and Michael Streitmatter shall have entered into employment agreements with REMEC in form reasonably satisfactory to the individual parties thereto.

     6.13 REMEC Form 10-Q. Magnum shall have received a draft copy or a copy of REMEC's Form 10-Q Report as filed with the SEC with respect to the first fiscal quarter of the fiscal year ending January 31, 1997.

     6.14 No Material Adverse Change. There shall have been no material adverse changes in REMEC's financial condition, business, assets or liabilities (actual or contingent) from the date of this Agreement through the Closing.

                                   ARTICLE 7

                              COVENANTS OF MAGNUM

     7.1 Access to Properties and Records. Throughout the period between the date of this Agreement and the Closing, Magnum shall give REMEC and its authorized officers, employees, attorneys, and independent public accountants and other representatives reasonable access to information and documents relating to this Agreement and the transactions contemplated by this Agreement, and shall provide REMEC with such financial, technical and operating data and other information pertaining to the business of Magnum as REMEC may request, including the auditors work papers in connection with the Audited Financials. No investigation by REMEC or its representatives made before or after the date of this Agreement shall affect the representations or warranties of Magnum contained in this Agreement, and, subject to Section 10.1, all such representations and warranties shall survive any such investigation.

     7.2 Conduct of Business Prior to Closing. Magnum agrees that, after the date of this Agreement and before the Closing, except as otherwise permitted, required or contemplated by this Agreement or expressly permitted by REMEC in writing, the business of Magnum shall be conducted in the ordinary course consistent with prior practices and in a prudent, businesslike fashion. Without limiting in any way the generality of the foregoing and except as so permitted, required or contemplated, Magnum shall not:

          (i) merge with or into or consolidate with any other corporation;

          (ii) amend its Articles of Incorporation or By-laws;

          (iii) with respect to executive management and employees not covered by collective bargaining agreements, change its benefit structures or salary rates (other than normal merit increases or promotions), enter into or materially modify any employment contracts or severance arrangements, or enter into collective bargaining or similar agreements;

          (iv) make any change in its authorized or outstanding capital stock or otherwise in its capital structure;

          (v) incur any indebtedness for borrowed money;

          (vi) issue or deliver any stock, bonds or other securities or debt instruments, or any options, warrants or other rights calling for the issuance or delivery thereof except (A) to effect the Private Placement as contemplated hereby, and (B) to effect the exercise of outstanding options to purchase shares of Magnum Common;

          (vii) declare or make, or agree to declare or make, any payment or dividends or distributions, other than as contemplated by this Agreement, or purchase or redeem, or agree to purchase or redeem, any of its capital stock or other securities;

          (viii) enter into any transactions other than in the ordinary course of business (including make any capital expenditure in an amount greater than $25,000 in the aggregate);

          (ix) terminate or amend any material contract, agreement, license or other instrument to which Magnum is a party or by which any of Magnum or any of its assets are bound, except agreements which by their terms are terminable in the ordinary course of business; or

          (x) enter into any contract or commitment in the ordinary course of business which involves more than $100,000 or has a duration longer than one year without prior consultation with and consent of REMEC which consent shall not be unreasonably withheld.

     Without limiting the generality of the foregoing, Magnum shall continue to pay accounts payable and to collect accounts receivable in the ordinary course of business in accordance with past practice, to maintain and preserve customer relations and to maintain insurance; and Magnum shall not change or permit to be changed in any material respect the accounting or valuation practices applicable to its assets or businesses.

     7.3 Notice of Events. Throughout the period between the date of this Agreement and the Closing, Magnum shall promptly advise REMEC in writing of any and all material events and developments concerning its financial position, assets, liabilities, results of operations or business or any of the items or matters covered by Magnum's representations and warranties contained in this Agreement.

     7.4 Employee Stock Options. Schedule 7.4 contains a list of all Magnum employees who hold options to purchase stock of Magnum and describes the number of options held and the exercise prices of such options. With respect to all employees listed on Schedule 7.4, Magnum shall, by appropriate corporate action, have caused all such options to be accelerated so as to become exercisable in full and shall have informed each such employee of the employee's ability to exercise such option or to have such options assumed by REMEC as provided in
Section 2.7 of this Agreement.

     7.5 Private Placement. As soon as practicable and not later than 10 days prior to the Effective Time, Magnum shall issue and sell 2,800,000 shares of Magnum Common for $.60 per share in cash to such institutional purchasers and on such other terms and conditions or at such other price as are approved in advance in writing by REMEC. Magnum shall notify REMEC in writing of the time and date of closing of the Private Placement.

     7.6 Special Shareholders' Meeting and Board Recommendation. Magnum shall call, notice and hold a meeting of the shareholders not later than 25 days after the Registration Statement is declared effective and shall submit this Agreement and the Merger to its shareholders for approval in accordance with all applicable laws and the Articles of Incorporation and By-laws of Magnum.

     7.7 No Other Negotiations. Prior to the Closing, Magnum shall not conduct negotiations or discussions with any other party regarding a possible acquisition of Magnum or of all or a substantial part of its business or assets.

     7.8 Cooperation. Magnum shall cooperate with REMEC in preparing and making all filings or submissions to governmental agencies required in connection with the transactions contemplated by this Agreement, including cooperation in connection with the Permit Application and causing relevant persons to attend hearings conducted by the Department of Corporations in connection with the Permit Application. Magnum, at any time before or after the Closing, shall execute, acknowledge and deliver any further assignments, assurances, documents and instruments of transfer reasonably requested by REMEC and RAC and shall take any other action consistent with the terms of this Agreement that may reasonably be requested by REMEC and RAC for the purpose of consummating the Merger.

     7.9 Employees. Magnum shall use its best efforts to assist REMEC and RAC in retaining the continued services of its key employees.

     7.10 Best Efforts to Close. Magnum shall use its best efforts to fulfill the conditions set forth in Article 5 of this Agreement over which it has control or influence, and to complete the transactions contemplated by this Agreement.

                                   ARTICLE 8

                           COVENANTS OF REMEC AND RAC

     8.1 Access to Properties and Records. Throughout the period between the date of this Agreement and the Closing, REMEC shall give Magnum and its authorized officers, employees, attorneys, and independent public accountants and other representatives reasonable access to information and documents relating to this Agreement and the transactions contemplated by this Agreement, and shall provide Magnum with such financial, technical and operating data and other information pertaining to the business of REMEC as Magnum may request, including the auditors work papers in connection with REMEC's financial statements. No investigation by Magnum or its representatives made before or after the date of this Agreement shall affect the representations or warranties of REMEC contained in this Agreement, and, subject to Section 10.1, all such representations and warranties shall survive any such investigation.

     8.2 Registration Statement. REMEC shall, as soon as practicable after the execution of this Agreement, file the Registration Statement with the SEC with respect to the shares of REMEC Common to be issued in the Merger and shall use its best efforts to have the Registration Statement declared effective as soon as possible thereafter. REMEC and RAC shall cooperate with Magnum in preparing and making all filings or submissions to governmental agencies required in connection with the transactions contemplated by this Agreement.

     8.3 Information. REMEC shall supply to Magnum such information as Magnum shall reasonably request in connection with Magnum's solicitation of shareholder approval of this Agreement and the Merger.

     8.4 Employee Benefits. With respect to the employees of Magnum at the Closing Date, REMEC and RAC shall continue coverage of such employees under employee benefit plans of Magnum as they exist at the Closing Date or shall include such employees under benefit plans of REMEC. Such employees who become covered under REMEC's plans shall receive credit for length of service for the period of their continuous service as employees of Magnum.

     8.5 Best Efforts to Close. REMEC and RAC shall use their best efforts to fulfill all of the conditions set forth in Article 6 of this Agreement over which they have control or influence, and to complete the transactions contemplated by this Agreement.

     8.6 Nasdaq Listing. REMEC shall file with the National Association of Securities Dealers, Inc. a Notification Form for Listing of Additional Shares on the Nasdaq Stock Market of the REMEC Common to be received by Magnum Shareholders in the Merger and upon exercise of Magnum options assumed by REMEC.

     8.7 No Actions Inconsistent with Tax-Free Reorganization. REMEC and RAC shall (and, following the Effective Time, REMEC shall cause Magnum to) take no action with respect to the capital stock, assets or liabilities of Magnum that would cause the Merger to fail to qualify as a "reorganization" within the meaning of Sections 368(a)(1)(A) and (a)(2)(E) of the Code. Without limitation on the generality of the foregoing, following the Effective Time, REMEC shall cause Magnum to either continue the historic business of Magnum or use a significant portion of Magnum's historic business assets in a business.

                                   ARTICLE 9

                       COVENANTS OF MAGNUM, REMEC AND RAC

     9.1 Press Releases. No party hereto, nor any of their Affiliates, shall issue any press release, make any public announcement or otherwise release any information publicly regarding the Merger, without the consent of the other parties which shall not be unreasonably withheld or delayed.

     9.2 Confidential Information. Except as otherwise required by applicable law, each party to this Agreement will keep confidential data, information or documents it obtains from the other and will not disclose (other than to its attorneys, accountants, advisors or prospective investors, who are themselves required to keep such information confidential) prior to the Closing (or ever, if the Closing does not occur) to any third party such data, information or documents obtained from the other or from any director, officer, employee or agent of the other or any data or documents prepared on the basis of such data, information or documents except in each case for any data, information or document which: (i) was or is in the public domain; (ii) was already known prior to its disclosure by the other or (iii) is disclosed to a party by a third party that is not an agent of the other.

     9.3 Notification of Certain Events. Each party shall give prompt notice to the other party as soon as practicable after it has actual knowledge of (i) the occurrence, or failure to occur, of any event which would or would be likely to cause any party's representations or warranties contained in this Agreement to be untrue or incorrect in any material respect at any time from the date hereof to the Effective Time, or (ii) any failure on its part or on the part of any of its or its Subsidiaries, officers, directors, employees, representatives or agents (other than persons or entities who are such employees, representatives or agents only because they are appointed insurance agents of such parties) to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by such party under this Agreement. Each party shall have the right to deliver to another party a written disclosure letter as to any matter of which it becomes aware following execution of this Agreement which would constitute a breach of any representation, warranty or covenant of this Agreement by such party, identifying on such disclosure letter the representation, warranty or covenant which would be so breached, provided that each such disclosure letter shall be delivered as soon as practicable after such party becomes aware of the matter disclosed therein. The non-disclosing party shall have five business days from its receipt of such disclosure letter to notify the disclosing party that (a) it will close notwithstanding the new disclosure, (b) it will not close based on such new disclosure, or (c) further investigation or negotiation is required for it to reach a determination whether or not to close based on such new disclosure.

                                   ARTICLE 10

                                 MISCELLANEOUS

     10.1 No Survival of Representations and Warranties. No representations and warranties contained in this Agreement, including those contained in the exhibits, schedules and other documents delivered pursuant to this Agreement, shall survive the Closing and all such representations and warranties shall expire at the Effective Time.

     10.2 Expenses. Each party to this Agreement shall pay its own costs and expenses (including all legal, accounting, broker, finder and investment banker fees) relating to this Agreement, the negotiations leading up to this Agreement and the transactions contemplated by this Agreement.

     10.3 Amendment. This Agreement shall not be amended except by a writing duly executed by Magnum, REMEC and RAC.

     10.4 Entire Agreement. This Agreement and the Agreement or Merger, including the exhibits, schedules and other documents delivered pursuant to this Agreement, contain all of the terms and conditions agreed upon by the parties relating to the subject matter of this Agreement and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting the subject matter.

     10.5 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California.

     10.6 Headings. The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement.

     10.7 Mutual Contribution. The parties to this Agreement and their counsel have mutually contributed to its drafting. Consequently, no provision of this Agreement shall be construed against any party on the ground that that party drafted the provision or caused it to be drafted.

     10.8 Notices. All notices, requests, demands and other communications made in connection with this Agreement shall be in writing and shall be deemed to have been duly given on the date of delivery, if delivered to the persons identified below, or three days after mailing if mailed by certified or registered mail, postage prepaid, return receipt requested, addressed as follows:

         If to REMEC or RAC:

              Ronald Ragland
              Remec, Inc.
              9404 Chesapeake Drive
              San Diego, California 92123

              With a copy to:
                  Victor A. Hebert
                  Heller, Ehrman, White & McAuliffe
                  333 Bush Street, 31st Floor
                  San Francisco, California 94104

         If to Magnum:

              Joe Lee
              Magnum Microwave Corporation
              1990 Concourse Drive
              San Jose, California 95131

              With a copy to:

                  Lawrence Calof
                  Gibson, Dunn & Crutcher
                  One Montgomery Street, 26th Floor
                  San Francisco, California 94104

Such persons and addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section.

     10.9 Waiver. Waiver of any term or condition of this Agreement by any party shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement.

     10.10 Binding Effect; Assignment. The parties agree that this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of all other parties to this Agreement, which they may withhold in their absolute discretion.

     10.11 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any person or entity which is not a party or an assignee of a party to this Agreement.

     10.12 Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument. All counterparts shall be deemed an original of this Agreement.

     10.13 Further Assurances. After the Closing the parties to this Agreement shall take such further actions as they agree may be reasonably necessary to carry out the transactions contemplated by this Agreement.

     10.14 Knowledge. If a representation and warranty of Magnum refers to the knowledge of Magnum, the knowledge of Magnum includes the knowledge of Magnum and of Joe Lee.

     10.15 Termination.

     10.15.1 Mutual Consent. This Agreement may be terminated at any time prior to the Closing by means of the written consent of REMEC and Magnum.

     10.15.2 Failure to Satisfy Conditions Not Waived. This Agreement may be terminated by REMEC and RAC alone if there is a failure to satisfy a condition set forth in Article 5 which condition is not waived, and by Magnum if there is a failure to satisfy a condition set forth in Article 6 which condition is not waived.

     10.15.3 Closing Has Not Occurred. This Agreement may be terminated by REMEC alone or Magnum alone, by written notice, if the Closing shall not have taken place by August 31, 1996.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                          MAGNUM MICROWAVE CORPORATION,
                                          a California corporation

                                          By          /s/  JOE LEE

                                            ------------------------------------
                                                     Joe Lee, President

                                          REMEC, INC.,
                                          a California corporation

                                          By       /s/  ERROL EKAIREB

                                            ------------------------------------
                                                  Errol Ekaireb, President

                                          REMEC ACQUISITION CORPORATION,
                                          a California corporation

                                          By       /s/  ERROL EKAIREB

                                            ------------------------------------
                                                  Errol Ekaireb, President

                                                         EXHIBIT 1 TO APPENDIX A

                    EMPLOYMENT AND NON-COMPETITION AGREEMENT

     THIS EMPLOYMENT AND NON-COMPETITION AGREEMENT (this "Agreement") is made
and entered into as of           , 1996, by and between MAGNUM MICROWAVE
CORPORATION, a California corporation ("Magnum"), REMEC, Inc., a California corporation ("REMEC") and Joseph T. Lee ("Employee").

                                   BACKGROUND

     This Agreement is being executed in connection with the merger (the "Merger") of REMEC Acquisition Corporation, a California corporation ("RAC"), a wholly-owned subsidiary of REMEC with and into Magnum, pursuant to an Agreement and Plan of Reorganization dated May 16, 1996 by and among REMEC, RAC and Magnum. Employee owns a majority of the capital stock of Magnum prior to the Merger which stock is being converted into shares of Common Stock of REMEC in connection with the Merger. Prior to the Merger, Employee has been employed by Magnum as its President and Chief Executive Officer. As part of the Acquisition, Magnum will become a wholly-owned subsidiary of REMEC. REMEC has asked Employee to continue his employment with Magnum as a subsidiary of REMEC after the Merger to provide, for the term of this Agreement, the continued benefit of Employee's experience in the business acquired in the Merger and to become an Executive Vice President of REMEC.

                                   AGREEMENT

     THE PARTIES AGREE AS FOLLOWS:

     1. DUTIES. (a) During the term of this Agreement, Employee shall be employed by and shall serve Magnum as its President and Chief Executive Officer and REMEC as an Executive Vice President and Magnum and REMEC agree to employ and retain Employee in such capacity or in such other capacity as Magnum and the Board of Directors of REMEC may from time to time elect in the future provided, however, Employee's duties may not be materially diminished or changed without his consent. Employee shall be employed full time in such capacity and shall devote all of Employee's business time, energy, and skill to the affairs of Magnum and REMEC. During the term of this Agreement, Employee shall report directly to Ronald E. Ragland or Errol Ekaireb. Said duties shall be performed at such place or places within Santa Clara County as Magnum shall reasonably designate or as shall be reasonably appropriate and necessary to the discharge of Employee's duties. Employee will duly, punctually and faithfully observe the general employment policies and practices of Magnum and REMEC, including, without limitation, any and all rules, regulations, policies and/or procedures which Magnum and REMEC may now or hereafter establish governing the conduct of its employees generally. It is the intention of the parties hereto that, so long as Employee is employed as an executive officer of REMEC, he shall be nominated as a director of REMEC.

     (b) If Employee is elected or appointed a director of Magnum or REMEC or an officer or director of any other subsidiary or affiliate of REMEC for any periods during the term of this Agreement, Employee will serve in such capacities without compensation in addition to that specified in Sections 2 and 3 hereof.

     2. TERM OF EMPLOYMENT.


     2.1 Basic Term. The term of employment of Employee shall commence on the thirtieth day after the date first above written and shall continue until March 31, 1998 unless terminated as provided in this Section 2. Employee shall continue to be an employee of Magnum or REMEC after termination of this Agreement on substantially the same terms set forth in this Agreement on an "At Will" basis.


                                      A-1-1

     2.2 Termination by Reason of Disability. In the event that, during the term of this Agreement, Employee should become Disabled (as defined below), Magnum and REMEC shall have the right to terminate Employee's employment hereunder by giving at least thirty (30) days' written notification to Employee and payment to Employee of all accrued salary, pro-rated bonus, vested deferred compensation (other than pension plan or profit sharing plan benefits, which will be paid in accordance with the applicable plan), and all accrued vacation pay, all to the date of termination, but no other compensation or reimbursement of any kind.

     For purposes of this Agreement, "Disabled" shall mean the absence of Employee performing Employee's duties with Magnum and REMEC on a full-time basis for a period of sixty (60) consecutive business days, or for shorter periods aggregating ninety (90) or more business days in any twelve (12) month period, as a result of incapacity due to mental or physical illness which is determined by a physician selected by Magnum or REMEC or their insurers, who is reasonably acceptable to Employee.

     2.3 Death. In the event of Employee's death during the term of this Agreement, Employee's employment shall be deemed to have terminated as of the last day of the calendar month following the calendar month during which Employee's death occurred, and Magnum or REMEC shall pay to Employee's estate accrued salary, pro-rated bonus, vested deferred compensation (other than pension plan or profit sharing plan benefits, which will be paid in accordance with the applicable plan), and all accrued vacation pay, all to the date of termination, but no other compensation or reimbursement of any kind.

     2.4 Termination For Cause. Termination For Cause (defined below) may be effected by Magnum and REMEC at any time during the term of this Agreement and shall be effected by written notification to Employee. Upon Termination For Cause, Employee shall be immediately paid all accrued salary, incentive compensation to the extent earned, vested deferred compensation (other than pension plan or profit sharing plan benefits, which shall be paid in accordance with the applicable plan), and all accrued vacation pay, all to the date of termination, but Employee shall not be entitled to any other compensation or reimbursement of any kind. Termination For Cause shall mean termination by Magnum and REMEC of Employee's employment by reason of Employee's (i) dishonesty towards, fraud upon, Magnum or REMEC; (ii) continued (following written notice) refusal to obey reasonable and lawful orders or directions of Magnum or REMEC; or (iii) continued (following written notice) willful breach or habitual neglect of duty.

     2.5 Termination Without Cause. Notwithstanding any other provision of this
Section 2, Magnum and REMEC shall have the right to terminate Employee's employment without Cause at any time, but any such termination, other than as expressly provided in Section 2.1 through 2.4 herein, shall be without prejudice to Employee's rights to receive (in addition to all amounts due Employee in connection with Termination For Cause) the Base Salary for the remainder of the term and a pro-rated bonus pursuant to Section 2.6 for the year of termination. In addition, upon a termination without Cause, the Option (as defined in Section 3.3) shall immediately become fully exerciseable with respect to all shares covered thereby. If Employee is terminated without Cause, Employee may elect to receive a lump sum payment representing the present value of the aggregate unpaid Base Salary discounted to present value at a rate of five percent (5%) per annum in lieu of the Employee's right to receive the base salary for the remainder of the Term. Without limitation of any other provision hereof, the appointment of any officer of Magnum senior to Employee, any requirement that Employee report to any person other than Ronald E. Ragland or Errol Ekaireb, any requirement that Employee relocate or spend the majority of his business time outside the San Francisco Bay Area, any material reduction in Employee's compensation, duties or responsibilities, or REMEC's failure to hold at least a majority of the outstanding capital stock of Magnum shall constitute, upon Employee's resignation within six months of such appointment, or imposition of such requirement, as the case may be, a termination without Cause.

     2.6 Payment of Prorated Bonus. If Employee's employment is terminated under Sections 2.2, 2.3 or 2.5 then (i) the Employee shall only be entitled to receive, on a pro-rated basis, the bonus described in Section 3.2 and amounts under any other bonus plan applicable to Employee, and (ii) if the amount of bonus payments due are not determinable until a future date (e.g., the end of the fiscal quarter or year), then, notwithstanding

                                      A-1-2
any provisions hereof to the contrary, the payment of any such prorated amounts of the bonus shall be made by Magnum or REMEC promptly upon the determination of such amounts.

     3. SALARY, BENEFITS, AND INCENTIVE COMPENSATION.

     3.1 Base Salary. As payment for the services to be rendered by Employee as provided in Section 1 and subject to the terms and conditions of Section 2, Magnum or REMEC agrees to pay to Employee a base salary at the rate of Two Hundred Thousand Dollars ($200,000) per year, payable at the times and places as Magnum or REMEC pays its payroll in general. Employee's salary shall be reviewed (but may not be decreased) by the Board of Directors of REMEC on an annual basis.

     3.2 Bonus and Fringe Benefits. For the purposes of bonuses and fringe benefits, Employee shall be deemed to be in the same compensation group (the "Senior Management Group") as the Chief Executive Officer of REMEC, President of REMEC, any and all Executive Vice Presidents of REMEC and other officers of REMEC or its subsidiaries designated as members of the Senior Management Group by the Board of Directors of REMEC. REMEC agrees that all members of the Senior Management Group shall receive identical annual bonuses and fringe benefits including without limitation, with respect to health, hospitalization, dental and life insurance benefits, availability and amount of car allowance and vacation, sick-time and leave policies, provided, however, that should all members of the Senior Management Group not receive identical annual bonuses and fringe benefits, Employee shall, during the term hereof, be entitled to (i) an annual bonus equal to that received by the member of the Senior Management Group receiving the highest annual bonus, and (ii) with respect to each category of fringe benefits provided by REMEC or its subsidiaries to members of the Senior Management Group, Employee shall be entitled to the most favorable benefits in such category provided to any other member of the Senior Management Group. Except as provided in Section 2.6 hereof, bonuses shall not be prorated. After Employee is no longer employed by Magnum or REMEC, Employee may, at his election and at his cost, elect to continue to be covered by the health, hospitalization, dental, vision and long term disability and life insurance benefit plans of the Senior Management Group.

     3.3 Stock Option. Employee shall be granted a stock option (the "Option")
to purchase 30,000 shares of REMEC Common Stock, the price to be $          per
share which is the closing price of REMEC Common Stock listed on the NASDAQ
National Market System on             , 1996. The stock option will be an
incentive stock option and shall be governed by the terms of REMEC's Incentive Stock Option Agreement to be provided to employee ("Option Documentation").

     3.4 Relocation Expenses. Notwithstanding any other provision of this Agreement, Magnum and REMEC may not require Employee to relocate his permanent office outside of the San Francisco Bay Area. However, if Magnum or REMEC requests that Employee relocate and Employee consents, in his sole and absolute discretion, to such request, then Magnum or REMEC shall reimburse Employee for:
(i) all expenses actually incurred by Employee in connection with his relocation, including travel, moving and storage expenses for Employee and his immediate family and their household effects; and (ii) real estate commissions incurred by Employee in connection with, at Employee's option, either the sale of his current residence or the purchase of a new residence.

     4. COVENANT NOT TO COMPETE.

     4.1 Definitions. For the purposes of this Section 4, the following terms shall have the following meanings:

          "Business" means the design, manufacture and sale of Products, including the business of Magnum as currently conducted.

          "Products" shall mean microwave components, including voltage control oscillators, dielectric resonator oscillators and mixers or any substantially similar products.

          "Restriction Period" shall mean the period commencing upon the date of this Agreement and ending on March 31, 1998.

                                      A-1-3

     4.2 Non-Competition. Employee covenants to REMEC that during the Restriction Period, and except as provided in Section 4.3 below, he shall not

          (i) engage in the Business, directly or indirectly, as a principal, owner, shareholder, partner, officer, director or employee throughout all geographical areas in which Magnum now conducts the Business and especially in the California counties of Alameda, Contra Costa, Los Angeles, Marin, Orange, Riverside, San Diego, San Francisco, San Mateo, Santa Clara, Santa Cruz, Solano and Ventura;

          (ii) induce or attempt to induce, directly or indirectly, any customer, supplier or distributor of REMEC or Magnum to terminate its relationship with REMEC or Magnum in order to enter into any such relationship with Employee or with any other person in competition with the Business; or

          (iii) solicit or induce or attempt to solicit or induce, directly or indirectly, any employee of REMEC or Magnum, to terminate such employee's employment relationship with REMEC or Magnum in order to enter into any such relationship with Employee or with any other person in competition with the Business, whether or not such person would commit a breach of any employment agreement by reason of leaving service.

     4.3 Exceptions. Notwithstanding the provisions of Section 4.2 above, nothing shall prevent Employee from owning less than 5% of the outstanding shares of any corporation traded on a recognized securities exchange or the NASDAQ Stock Market.

     4.4 Notice. Employee shall notify REMEC of any proposed activity that might be prohibited by this Agreement and shall describe the proposed activity in reasonable detail in such notice.

     4.5 Payment for Non-Competition Covenants. In consideration of the non-competition and non-solicitation covenants contained in Sections 4.1 through
4.4 of this Agreement, Magnum or REMEC shall pay to Employee, on the date of execution hereof the sum of $50,000. The payments to Employee under this Section 4 shall be in addition to any payments pursuant to other provisions of this Agreement.

     5. SEVERABILITY. The scope and effect of the covenants contained in this Agreement shall be as broad as may be permitted under the provisions of applicable law. To the extent that the language of such covenants may restrict competition to a greater degree than permitted by such applicable law, that portion thereof shall be ineffective, but the provisions of the covenants shall nevertheless remain effective with respect to such portions as shall be permitted by applicable law.

     6. REGISTRATION RIGHTS. Employee shall be granted the registration rights described in Exhibit A to this Agreement.

     7. MISCELLANEOUS.

     7.1 Confidentiality. Employee shall enter into a customary Invention and Confidential Disclosure Agreement in a form agreed upon by Employee, Magnum and REMEC.

     7.2 Waiver. The waiver of the breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of the same or other provision hereof.

     7.3 Entire Agreement; Modifications. Except as otherwise provided herein, this Agreement and the Option Documentation, taken together, represent the entire understanding among the parties with respect to the subject matter hereof, and this Agreement and the Option Documentation, taken together, supersedes any and all prior understandings, agreements, plans, and negotiations, whether written or oral, with respect to the subject matter hereof, including without limitation, any understandings, agreements, or obligations respecting any past or future compensation, bonuses, reimbursements, or other payments to Employee from Magnum and REMEC. All modifications to the Agreement must be in writing and signed by the party against whom enforcement of such modification is sought.

     7.4 Notices. All notices and other communications under this Agreement shall be in writing and shall be given by personal delivery or by telegraph or first class mail, certified or registered with return receipt

                                      A-1-4
requested, and shall be deemed to have been duly given upon receipt if personally delivered, three days after mailing, if mailed, or 24 hours after transmission, if delivered by telegram, to the respective persons named below:

If to Magnum:       MAGNUM MICROWAVE CORPORATION
                    1990 Concourse Drive
                    San Jose, California 95131
If to REMEC:        REMEC, Inc.
                    9404 Chesapeake Drive
                    San Diego, California 92123
                    Attention: President
If to Employee:     Joseph T. Lee
                    45 Bel Aire Court
                    Hillsborough, CA 94010

     Any party may change such party's address for notices by notice duly given pursuant to this Section.

     7.5 Headings. The Section headings herein are intended for reference and shall not be used in the construction or interpretation of this Agreement.

     7.6 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to contracts entered into and wholly to be performed within the State of California by California residents. Employee hereby submits to the exclusive jurisdiction and venue of the Superior Court of the State of California for the County of Santa Clara or the United States District Court for the Northern District of California for purposes of any legal action. Employee agrees that service upon Employee in any such action may be made by first class mail, certified or registered, in the manner provided for delivery of notices in this agreement.

     7.7 Assignment/Sale. The rights and obligations of Magnum and REMEC under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of Magnum and REMEC and any subsequent assignee. No assignment of this Agreement by Magnum or REMEC shall relieve them of their obligations hereunder, including any assignment by sale, merger, consolidation, liquidation or otherwise. Employee may not assign his rights and obligations under this Agreement.

     7.8 Supersedes Prior Agreements. This agreement supersedes and replaces all employment contract rights Employee may have had with Magnum prior to the Merger including, without limitation, Employee's rights under that certain Amended and Restated Severance Agreement between Magnum and Employee dated May 5, 1988, which is hereby terminated. Employee acknowledges that all of Employee's rights under any employment contract(s) with Magnum prior to the Merger have been satisfied.

     7.9 Counterparts. This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same Agreement.

     7.10 Withholding. All sums payable to Employee hereunder shall be reduced by all federal, state, local, and other withholding and similar taxes and payments required by applicable law.

     7.11 Enforcement. If any portion of this Agreement is determined to be invalid or unenforceable, such portion shall be adjusted, rather than voided, to achieve the intent of the parties to the extent possible, and the remainder shall be enforced to the maximum extent possible.

     7.12 Arbitration. Any dispute, controversy or claim arising out of or in respect to this Agreement (or its validity, interpretation or enforcement), the employment relationship or the subject matter hereof shall at the request of either party be submitted to and settled by arbitration conducted before a single arbitrator in Santa Clara County, California in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration of such issues, including the determination of any amount of damages suffered, shall be final and binding upon the parties to the maximum extent permitted by law. The arbitrator in such

                                      A-1-5
action shall not be authorized to change or modify any provision of this Agreement. Judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof. The arbitrator shall award reasonable expenses and attorneys fees (including reimbursement of the assigned arbitration costs) to the prevailing party upon application therefor.

     7.13 Injunctive Relief. The parties expressly acknowledge that the services by Employee to Magnum and REMEC are of a special, unique, unusual, extraordinary, or intellectual character, and that it is not feasible to adequately compensate Magnum and REMEC in damages in an action at law for the failure of Employee to perform his obligations hereunder. Accordingly, in the event of any breach hereunder, Magnum and REMEC shall be entitled, from a court of competent jurisdiction and without posting bond, to full and complete relief as a court of equity can then afford, in addition to all other relief and remedies otherwise available.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                          MAGNUM MICROWAVE CORPORATION

                                          By:
                                             ----------------------------------

                                          Title:
                                                -------------------------------

                                          REMEC, INC.

                                          By:
                                             -----------------------------------

                                          Title:
                                                --------------------------------

                                          EMPLOYEE

                                          --------------------------------------
                                          Joseph T. Lee

                                      A-1-6

                                                                       EXHIBIT A

                              REGISTRATION RIGHTS

     (1) If at any time REMEC proposes to file a registration statement ("Registration Statement") with the Securities and Exchange Commission under the Securities Act of 1933 (the "Act") with respect to an offering of Common Stock of REMEC (other than a Registration Statement with respect to an employee benefit plan or an acquisition of the stock or assets of another entity), REMEC will give written notice to Employee at least 20 days prior to the filing of the Registration Statement under the Act. Employee shall have the right, by written notice to REMEC within 15 days after the date of its notice to Employee, to request REMEC to include in said Registration Statement up to the total number of shares of REMEC Common Stock held by Employee at the time of the offering; provided, however, that Employee agrees that any stock included in the Registration Statement for his account may be sold in the same manner as other securities which are included in the Registration Statement and agrees to pay to the underwriters, commissions or discounts in respect of stock so included for his account in the Registration Statement at the same rate as the commissions or discounts to be paid to the underwriters by REMEC in the Registration Statement.

     (2) Notwithstanding the above, REMEC shall not be required to include any Common Stock in a Registration Statement for Employee, (i) if in the opinion of REMEC's counsel, the Common Stock proposed to be included in the Registration Statement may be publicly offered, sold and distributed without registration under the Act or (ii) if the managing underwriter or underwriters advise REMEC that in their judgment inclusion in the Registration Statement of all or a portion of the shares of Common Stock requested to be included by Employee would adversely affect the probability of a successful offering at the price which would be obtainable if all or a portion of the shares requested to be included by Employee were not included in the Registration Statement. The number of shares of Common Stock to be included in the Registration Statement for the account of REMEC shall be conclusively determined by the Board of Directors of REMEC. If the managing underwriter or underwriters advise REMEC that the inclusion in the Registration Statement of shares of Common Stock requested to be so included for the account of Employee would adversely affect the offering, then the number of shares of Common Stock to be included in the Registration Statement by Employee shall be reduced proportionately so that the number of shares included in the Registration Statement for Employee shall be equal to the number of shares to be included in the Registration Statement for Employee and other shareholders having similar registration rights multiplied by a fraction, the numerator of which is the number of shares of Common Stock owned by Employee as to which Employee has registration rights and the denominator of which is the total number of shares of Common Stock of REMEC held by other shareholders with similar registration rights who have requested that shares owned by them be included in the registration statement. The number of shares of Common Stock to be included in the Registration Statement for the account of REMEC shall not be reduced. If there are other shareholders of REMEC whose shares may be included in the Registration Statement, then the shares to be included by such other shareholders shall be reduced or eliminated before any reduction in the shares to be included by Employee, unless such other shareholders have registration rights substantially similar to those contained herein, in which case the number of shares to be included in the Registration Statement for the account of all such shareholders who have requested to include shares in the Registration Statement shall be reduced proportionately as described above. If such other shareholders have registration rights senior to those provided herein, the number of shares to be included in any Registration Statement by Employee shall be reduced or eliminated before any reduction in the shares to be included by the other shareholders.

     (3) All costs and expenses incurred in connection with the preparation, filing, processing, cancellation or withdrawal of the Registration Statements referred to above, except underwriting commission and discounts and fees and disbursements of any separate counsel (other than counsel also representing REMEC) retained by Employee shall be borne by REMEC. Such costs and expenses shall include all accounting and legal fees, blue sky fees and costs incurred in connection therewith, and costs and expenses of REMEC's employees to the extent that the financial statements and other information used in connection with the Registration Statement are prepared by such persons.

                                       (1)

     (4) In connection with any Registration Statement, REMEC and Employee shall indemnify the other as follows:

          (a) REMEC shall indemnify Employee and each person who controls (as defined below) Employee and hold them harmless from and against any and all losses, claims, damages or liabilities (or actions in respect thereof), joint or several, to which they may become subject under the Act or any other statute or common law, and shall reimburse Employee and each person who controls (as defined below) Employee for any legal or other expense reasonably incurred by them in connection with investigating or defending any actions, insofar as such losses, claims, damages, liabilities or actions arise out of or are based upon failure by REMEC to comply with applicable law in effecting the sales or other distributions of REMEC's stock or any untrue statement or alleged untrue statement of a material fact made by REMEC contained in such Registration Statement (or any post-effective amendment thereto) any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or arising out of or based upon the omission or the alleged omission by REMEC to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that this indemnity agreement shall not apply to any such losses, claims, damages, liabilities or actions arising out of, or based upon, any untrue statement or alleged untrue statement, or any such omission or alleged omission if such statement or omission was made in reliance upon information furnished to REMEC by or on behalf of Employee or any person who controls Employee for use in connection with the preparation of the Registration Statement or any prospectus.

          (b) Employee shall indemnify and hold harmless REMEC, each of its directors and officers, the underwriters, and each person, if any, who "controls" REMEC, as that term is defined under Rule 405 of the General Rules and Regulations promulgated under the Act against any losses, claims, damages, or liabilities, (or actions in respect thereof) arising out of or based upon failure by Employee or any person who controls Employee to comply with applicable law in effecting the sales or other distributions of REMEC's stock or any untrue or alleged untrue statement of any material fact furnished by Employee or any person who controls Employee for use in the Registration Statement (or any post-effective amendment thereto), any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or arising out of or based upon the omission or the alleged omission by Employee or any person who controls Employee to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made therein in reliance upon or in conformity with any information furnished by Employee or any person who controls Employee, and Employee shall reimburse any legal and other costs and expenses reasonably incurred by REMEC or such directors, officers, underwriters or controlling persons in connection with investigating or defending against any such loss, claim, damage, liability or action.

          (c) Promptly after receipt by an indemnified party of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this paragraph, notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this paragraph. In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party shall assume the defense thereof with counsel reasonably satisfactory to such indemnified party. The indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel, other than the reasonable costs of investigation, shall be at the expense of the indemnified party unless the employment of such counsel has been specifically authorized by the indemnifying party, or unless the indemnifying party has not fulfilled its obligation to assume defense of the action with counsel satisfactory to the indemnified party or unless joint representation may result in a conflict of interest. The indemnifying party shall not be liable for any settlement of any such action effected without its consent, but if there is a settlement with the consent of the indemnifying party or if there is a final judgment for the plaintiff in any such action, the indemnifying

                                       (2)
     party agrees to indemnify and hold harmless the indemnified party from and against any loss or liability by reason of such settlement or judgment.

     (5) In the event any shares of Common Stock are offered or sold by Employee in a distribution covered by a Registration Statement, Employee will (i) advise REMEC in writing of any offer, sale or other disposition by him or any Common Stock in any manner other than as set forth in the Registration Statement or any prospectus included therein on or before the respective dates thereof; (ii) not effect any stabilization activity in connection with REMEC's Common Stock; (iii) not, until it shall have sold all of the Common Stock, bid or purchase for any account in which Employee has a beneficial interest, any Common Stock other than in transactions permitted pursuant to Rule 10b-6 under the Securities Exchange Act of 1934 (if applicable); (iv) not, until Employee has sold all of his Common Stock, attempt to induce any person to purchase any Common Stock other than in transactions permitted pursuant to said Rule 10b-6; (v) not, until Employee has sold all of his Common Stock, pay any compensation for soliciting another to purchase any securities of REMEC; and (vi) execute, deliver and/or file with REMEC, any underwriter under the Registration Statement and/or the Securities and Exchange Commission, as well as any other federal, state or governmental agency, such information, undertakings, representations, statements, and agreements as may be necessary or appropriate in connection with the implementation of the provisions hereof or any may be necessary or required under the Act or the Securities Exchange Act of 1934 (including the Rules and Regulations thereunder) or under any other applicable laws or rules and regulations of any federal, state or governmental agency.

     (6) The rights contained herein may be assigned by Employee, together with the transfer of shares of Common Stock to any other person so long as such transfer is made in conformity with the terms hereof, provided that REMEC is given written notice at the time of or within a reasonable time after any such transfer, stating the name and address of each transferee and identifying the Common Stock with respect to which such registration rights are being assigned, and provided further that said transferee agrees to hold all said shares of Common Stock pursuant to all of the restrictions contained herein and in such Agreement.

                                       (3)

                                                                      APPENDIX B

                              AGREEMENT OF MERGER

     THIS AGREEMENT OF MERGER ("Agreement of Merger") is made as of
  , 1996, between MAGNUM MICROWAVE CORPORATION, a California corporation ("Magnum"), and REMEC ACQUISITION CORPORATION, a California corporation ("RAC"), which is a wholly owned subsidiary of REMEC, INC., a California corporation ("REMEC").

                              B A C K G R O U N D

     Magnum and RAC desire that RAC be merged with and into Magnum (the "Merger"), and that Magnum be the surviving corporation and become a wholly owned subsidiary of REMEC pursuant to the terms and conditions of this Agreement of Merger.

                         THE PARTIES AGREE AS FOLLOWS:

     1. The Merger. Upon the filing (the "Effective Time") of this Agreement of Merger and the related officers' certificates with the Secretary of State of the State of California in accordance with the California Corporations Code, RAC shall be merged with and into Magnum. Magnum shall be the surviving corporation.

     2. Conversion of Outstanding Shares of RAC. The 1,000 shares of stock of RAC outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of any party, be converted, at the Effective Time, into 1,000 shares of Common Stock of Magnum ("Magnum Common").

     3. Conversion of Outstanding Shares of Magnum Common. Subject to Sections 4 and 5 of this Agreement of Merger, each share of Magnum Common outstanding immediately prior to the Effective Time, other than shares which become "dissenting shares" within the meaning of Section 1300(b) of the California Corporations Code, shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted, at the Effective Time, into 0.04684342 share of the Common Stock of REMEC. INC. ("REMEC Common"). Holders of shares which become dissenting shares shall have all rights, but no other rights, of holders of dissenting shares under Sections 1300 et seq. of the California Corporations Code.

     4. Fractional Shares. No fractional shares of REMEC Common shall be issued in the Merger. All fractional shares of REMEC Common to which a holder of shares of Magnum Common immediately prior to the Effective Time would otherwise be entitled shall be aggregated. If this aggregation itself yields a fractional share, such shareholder shall be entitled after the later of the Effective Time and the surrender, in accordance with Section 5 of this Agreement of Merger, of such holder's certificate or certificates which represented such shares of Magnum Common, to receive the fair market value of such fractional share as measured by the average closing price of the REMEC Common on the Nasdaq Stock Market for the five trading days immediately preceding the Effective Time.

     5. Rights After the Effective Time. As soon as practicable after the Effective Time each holder of record of a certificate or certificates which, prior to the Effective Time, represented outstanding shares of Magnum Common other than dissenting shares shall be entitled, upon surrender of such certificate or certificates to REMEC or to a designated exchange agent in form suitable for transfer, to receive a certificate or certificates representing the number of whole shares of REMEC Common to which they are entitled under Section 3 together with cash in lieu of any fractional share of REMEC Common in an amount calculated in accordance with Section 4 of this Agreement of Merger. Unless and until any outstanding certificates which, prior to the Effective Time represented outstanding shares of Magnum Common, shall be so surrendered, no dividend or other distribution payable to the holders of record of REMEC Common as of any time subsequent to the Effective Time, shall be paid to the holder of any such outstanding certificate, but, upon surrender of such certificate, there shall be paid to the first record holder of the certificate or certificates representing the REMEC Common issued in exchange therefor the amounts of dividends or other distributions, without interest, which theretofore became payable with respect to the number of shares of REMEC Common represented by the certificate or certificates so issued in exchange. After the Effective Time, those persons who held shares of Magnum Common immediately prior to the Effective Time shall have no rights with respect to such shares other than those provided in this Agreement of Merger or as provided by law.

     6. Articles of Incorporation of Magnum. The Merger shall not effect any amendments to the Articles of Incorporation of Magnum.

     7. Other Effects of the Merger. The other effects of the Merger shall be as prescribed by law.

     IN WITNESS WHEREOF, Magnum and RAC have executed this Agreement as of the first date written above.

                                          MAGNUM MICROWAVE CORPORATION

                                          By
                                          --------------------------------------
                                                   Joseph Lee, President

                                          By
                                          --------------------------------------
                                                 Lawrence Calof, Secretary

                                          REMEC ACQUISITION CORPORATION

                                          By
                                          --------------------------------------
                                                  Errol Ekaireb, President

                                          By
                                          --------------------------------------
                                                Thomas A. George, Secretary

                                                                      APPENDIX C

                 CHAPTER 13 OF THE CALIFORNIA CORPORATIONS CODE

SEC. 1300 CORPORATE PURCHASE OF DISSENTING SHARES

     (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the date before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

     (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

          (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commission of Corporations under the subdivision (o) of
     Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that his provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

          (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or
     (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph
     (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

          (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

          (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

          (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.
    History: Amended by Stats 1993 Ch 543 sec. 13.

SEC. 1301 NOTICE TO DISSENTING SHAREHOLDERS; DEMAND FOR PURCHASE OF SHARES

     (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and
(4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

     (b) Any shareholder who has a right to require the corporation to purchase the share-holder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

     (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.
    History: Amended by Stats 1980 Ch 1155.

SEC. 1302 SHAREHOLDER CERTIFICATES OR NOTICE; TIME LIMIT FOR SUBMISSION

     Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.
    History: Amended by Stats 1986 Ch 766 sec. 23.

SEC. 1303 AGREED PRICE; INTEREST; FILING OF AGREEMENTS; TIME FOR PAYMENT

     (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

     (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.
    History: Amended by Stats 1987 Ch. 766 sec. 24.

SEC. 1304 ACTION TO DETERMINE WHETHER SHARES ARE DISSENTING OR TO DETERMINE FAIR
          MARKET VALUE

     (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

     (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

     (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is an issue, the court shall first determine that issue. If the fair market value of the dissenting shares is an issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.
    History: Enacted by Stats 1975 Ch 682.

SEC. 1305 APPRAISER'S REPORT

     (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within a time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

     (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

     (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at a legal rate from the date on which judgment was entered.

     (d) Any such judgment shall be payable forthwith with respect to uncertificated securities, and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

     (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal costs exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301).
    History: Amended by Stats 1986 Ch 766 sec. 25.

SEC. 1306 HOLDERS OF DISSENTING SHARES AS CREDITORS

     To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.
    History: Enacted by Stats 1975 Ch 682.

SEC. 1307 DIVIDENDS ON DISSENTING SHARES AFTER APPROVAL DATE

     Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.
    History: Enacted by Stats 1975 Ch 682.

SEC. 1308 RIGHTS IN DISSENTING SHARES PRIOR TO DETERMINATION OF FAIR MARKET
VALUE

     Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.
    History: Enacted by Stats 1975 Ch. 682.

SEC. 1309 TERMINATION OF DISSENTING SHAREHOLDER STATUS

     Dissenting shares lose their status as dissenting shares and the holders thereof cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

     (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

     (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

     (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of
Section 1110 was mailed to the shareholder.

     (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.
    History: Enacted by Stats 1975 Ch 682.

SEC. 1310 LITIGATION; SUSPENSION OF PROCEEDINGS

     If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.
    History: Enacted by Stats 1975 Ch 682.

SEC. 1311 SHARES SPECIFYING AMOUNT IN EVENT OF MERGER OR REORGANIZATION

     This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.
    History: Amended by Stats 1988 Ch 919 sec. 8.

SEC. 1312 ATTACK ON VALIDITY OF MERGER OR REORGANIZATION

     (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

     (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

     (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.
    History: Amended by Stats 1988 Ch 919 sec. 8.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The registrant has the power to indemnify its officers and directors against liability for certain acts pursuant to Section 317 of the General Corporation Law of California. Articles Fifth and Sixth of the registrant's Amended and Restated Articles of Incorporation provide as follows:

          "Fifth: The liability of directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law."

          "Sixth: This Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to this Corporation and its shareholders through bylaw provisions, or through agreements with the agents, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the Code."

     In addition, Article V of the registrant's By-laws provides that the registrant shall indemnify its directors and executive officers to the fullest extent not prohibited by California General Corporation Law and provides for the advancement of expenses upon a receipt of an undertaking to repay such amounts if the person is determined ultimately not to be entitled to indemnification.

     The registrant has entered into Indemnification Agreements (Exhibit 10.3 hereto) with its officers and directors.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT
NUMBER     DESCRIPTION
- ------     ----
  2.1      --   Agreement and Plan of Reorganization and Merger between Magnum Microwave
                Corporation, the Registrant and REMEC Acquisition Corporation and the Agreement
                of Merger are attached as Appendix A and Appendix B, respectively, to the
                Prospectus/Proxy Statement included in this Registration Statement
  2.2(1)   --   Stock Purchase Agreement dated March 31, 1996 between STM Wireless, Inc., a
                Delaware Corporation, and the Registrant.
  3.3(2)   --   Restated Articles of Incorporation
  3.4(3)   --   By-Laws, as amended
  4.1(2)   --   Specimen Common Stock Certificate
  4.2      --   Form of Employment and Non-Competition Agreement with Joseph Lee (attached as
                Exhibit 1 to Agreement and Plan of Reorganization and Merger attached as
                Appendix A to the Prospectus/Proxy Statement included in this Registration
                Statement)
  5.1      --   Opinion of Heller Ehrman White & McAuliffe regarding legality
  8.1(3)   --   Opinion of Gibson, Dunn & Crutcher regarding tax matters
 10.1(4)   --   Equity Incentive Plan
 10.2(4)   --   Employee Stock Purchase Plan
 10.3(2)   --   Form of Indemnification Agreements between registrant and its officers and directors
 10.4(2)   --   Credit Agreement between the registrant and The Bank of California, N.A., dated
                June 17, 1993, as amended
 10.5(2)+  --   Manufacturing Agreement Terms and Conditions dated August 10, 1995 between the registrant and P-COM, Inc
 10.6(2)   --   Standard Industrial Lease between the registrant and Transcontinental Realty
                Investors, Inc., dated February 1, 1990, as amended

EXHIBIT
NUMBER     DESCRIPTION
- ------     ----
 10.7(2)   --   Standard Industrial Lease between the registrant and Chesapeake Business Park
                1983, dated December 13, 1988, as amended
 10.8      --   Form of Employment and Non-Competition Agreement with Joseph Lee (attached as
                Exhibit 1 to Agreement and Plan of Reorganization and Merger attached as
                Appendix A to the Prospectus/Proxy Statement included in this Registration
                Statement)
 11.1      --   Statement of computation of net income per common share
 13.1(5)   --   Annual Report
 21.1(3)   --   Subsidiaries of the registrant
 23.1      --   Consent of Ernst & Young LLP, independent auditors
 23.2      --   Consent of Heller Ehrman White & McAuliffe (contained in opinion filed as
                Exhibit 5.1)
 23.3(3)   --   Consent of Gibson, Dunn & Crutcher (contained in opinion filed as Exhibit 8.1)
 24.1      --   Power of Attorney (Previously filed with this Registration Statement)


- ---------------
 + Confidential treatment granted.

(1) Incorporated by reference to exhibits to Form 8-K filed on May 3, 1996

(2) Incorporated by reference to exhibits to Registration Statement on Form S-1 (No. 33-80381) declared effective on February 1, 1996.


(3) Previously filed as an exhibit to this Registration Statement (filed on June 6, 1996).


(4) Incorporated by reference to exhibits to Registration Statement on Form S-8 (No. 333-4224) filed on April 30, 1996.

(5) Incorporated by reference to exhibits to Form 10-K filed on April 30, 1996.

     (b) Financial Statement Schedules

        Schedule II. Valuation and Qualifying Accounts (incorporated by reference to Exhibits to Form 10-K filed on April 30, 1996)

ITEM 22.  UNDERTAKINGS

     a. The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     The Registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph; or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act as it is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that for the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The registrant hereby undertakes that: (i) for purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; (ii) for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     b. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     c. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, that registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, state of California, on July 15, 1996.


                                          REMEC, INC.

                                          By:     /S/  RONALD E. RAGLAND

                                            ------------------------------------
                                                     RONALD E. RAGLAND
                                                  CHIEF EXECUTIVE OFFICER


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                CAPACITY                     DATE
- ------------------------------------------  -----------------------------------  --------------
             /s/  RONALD E. RAGLAND         Chairman of the Board and Chief      July 15, 1996
- ------------------------------------------  Executive Officer (Principal
            Ronald E. Ragland               Executive Officer)

              ERROL EKAIREB*                President, Chief Operating Officer   July 15, 1996
- ------------------------------------------  and Director
              Errol Ekaireb

              JACK A. GILES*                Executive Vice President, President  July 15, 1996
- ------------------------------------------  of REMEC Microwave Division and
              Jack A. Giles                 Director

              DENNY MORGAN*                 Director, Senior Vice President and  July 15, 1996
- ------------------------------------------  Chief Engineer
               Denny Morgan

             THOMAS A. GEORGE*              Chief Financial Officer, Senior      July 15, 1996
- ------------------------------------------  Vice President and Secretary
             Thomas A. George               (Principal Financial and Accounting
                                            Officer)

              ANDRE R. HORN*                Director                             July 15, 1996
- ------------------------------------------
              Andre R. Horn

              GARY L. LUICK*                Director                             July 15, 1996
- ------------------------------------------
              Gary L. Luick

             JEFFREY M. NASH*               Director                             July 15, 1996
- ------------------------------------------
             Jeffrey M. Nash

                SIGNATURE                                CAPACITY                     DATE
- ------------------------------------------  -----------------------------------  --------------
           THOMAS A. CORCORAN*              Director                             July 15, 1996
- ------------------------------------------
            Thomas A. Corcoran

            WILLIAM H. GIBBS*               Director                             July 15, 1996
- ------------------------------------------
             William H. Gibbs

          /s/  RONALD E. RAGLAND
- ------------------------------------------
            *Ronald E. Ragland
            (Attorney-in-fact)

                                 EXHIBIT INDEX


                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
NUMBER                                       DESCRIPTION                                   PAGE
- ------           --------------------------------------------------------------------  ------------
  2.1       --   Agreement and Plan of Reorganization and Merger between Magnum
                 Microwave Corporation, the Registrant and REMEC Acquisition
                 Corporation and the Agreement of Merger are attached as Appendix A and Appendix B, respectively, to the Prospectus/Proxy Statement included in this Registration Statement.............................
  2.2(1)    --   Stock Purchase Agreement dated March 31, 1996 between STM
                 Wireless, Inc., a Delaware Corporation, and the Registrant..........
  3.3(2)    --   Restated Articles of Incorporation..................................
  3.4(3)    --   By-Laws, as amended.................................................
  4.1(2)    --   Specimen Common Stock Certificate...................................
  4.2       --   Form of Employment and Non-Competition Agreement with Joseph Lee
                 (attached as Exhibit 1 to Agreement and Plan of Reorganization and
                 Merger attached as Appendix A to the Prospectus/Proxy Statement included in this Registration Statement)............................
  5.1       --   Opinion of Heller Ehrman White & McAuliffe regarding legality.......
  8.1(3)    --   Opinion of Gibson, Dunn & Crutcher regarding tax matters............
 10.1(4)    --   Equity Incentive Plan...............................................
 10.2(4)    --   Employee Stock Purchase Plan........................................
 10.3(2)    --   Form of Indemnification Agreements between registrant and
                 its officers and directors..........................................
 10.4(2)    --   Credit Agreement between the registrant and The Bank of California,
                 N.A., dated June 17, 1993, as amended...............................
 10.5(2)+   --   Manufacturing Agreement Terms and Conditions dated August 10, 1995 between the registrant and P-COM, Inc. .............................
 10.6(2)    --   Standard Industrial Lease between the registrant and
                 Transcontinental Realty Investors, Inc., dated February 1, 1990, as amended.............................................................
 10.7(2)    --   Standard Industrial Lease between the registrant and Chesapeake
                 Business
                 Park 1983, dated December 13, 1988, as amended......................
 10.8       --   Form of Employment and Non-Competition Agreement with Joseph Lee
                 (attached as Exhibit 1 to Agreement and Plan of Reorganization and
                 Merger attached as Appendix A to the Prospectus/Proxy Statement included in this Registration Statement.............................
 11.1       --   Statement of computation of net income per common share.............
 13.1(5)    --   Annual Report.......................................................
 21.1(3)    --   Subsidiaries of the registrant......................................
 23.1       --   Consent of Ernst & Young LLP, independent auditors..................
 23.2       --   Consent of Heller Ehrman White & McAuliffe (contained in opinion filed as Exhibit 5.1)...............................................
 23.3(3)    --   Consent of Gibson, Dunn & Crutcher (contained in opinion filed as
                 Exhibit 8.1)........................................................
 24.1       --   Power of Attorney (Previously filed with this Registration
                 Statement)..........................................................